As filed with the Securities and Exchange Commission on December [•], 2012	Registration No. _________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

xG Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	519100 (Primary Standard Industrial Classification Code Number)	20-585-6795 (I.R.S Employer Identification No.)

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

(941) 953 9035

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal
Executive Offices)

John C. Coleman

xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

(941) 953 9035

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for
Service)

The Company Corporation

2711 Centerville Road

Wilmington, DE 19808

(800)-474-8135

Copy to:

Approximate date of commencement of proposed sale to the public: Upon after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	(2)	$	$15,000,000		$2,046
Common Stock Purchase Warrants	(3)
Common Stock, $0.01 per share	(4)
TOTAL				$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(2)	Includes shares that the underwriter has the option to purchase to cover over-allotments, if any.
(3)	To be issued to the underwriter.
(4)	Issuable upon the exercise of the underwriter’s warrants. Pursuant to Rule 416(a), there are hereby being registered an indeterminate number of additional shares of common stock which may be issued pursuant to the anti-dilution provision of the warrants.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED ___, 2013

[_______] Shares

Common Stock

This is a firm commitment public offering of [_________] shares of common stock of xG Technology, Inc.

Currently, our common stock is traded on the AIM market of the London Stock Exchange under the symbols “XGT:LN” and “XGTU:LN”. Currently, there is a very limited market for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion that should be considered in connection with an investment in our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to xG Technology, Inc.	$	$

(1)	The underwriter will receive compensation in addition to the discounts and commissions. See “Underwriting” for a full description of compensation payable to the underwriter.

The underwriter may also purchase up to an additional [_________] shares of common stock from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus.

The underwriter expects to deliver our shares to purchasers in the offering on or about [___], 2013.

The date of this prospectus is [__________], 2013

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You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you.  Neither we nor the underwriter have authorized anyone to provide you with information that is different.  We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, prospects, financial condition and results of operations may have changed since that date.

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GENERAL MATTERS

Unless otherwise indicated, all references to “GAAP” in this prospectus are to United States generally accepted accounting principles.

The xG logo is a trademark of xG Technology, Inc.  All other trademarks and service marks appearing in this prospectus are the property of their respective holders.  All rights reserved.

Unless otherwise indicated, all share and per-share information in this prospectus has not been adjusted for a [•] for [•] reverse split of our common stock to be effected immediately prior to the effective date of this Registration Statement.

Information contained in, and that can be accessed through, our web site, www.xgtechnology.com, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge).  Management’s knowledge of such industries has been developed through its experience and participation in these industries.  While our management believes the third party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources.  Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time.  In addition, the underwriter has not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management.  Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article.  The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

GLOSSARY

As used herein, the terms set forth below shall have the following meaning:

3G (Third Generation Cellular) - A mobile wireless technology that typically offered a minimum data rate of 2 Mbit/s for stationary or walking users, and 384 kbit/s in a moving vehicle.

4G (Fourth Generation Cellular) - A successor to 3G cellular technology. Long Term Evolution (LTE) is the most widely deployed 4G technology and has a theoretical net bit rate capacity of up to 100 Mbit/s in the downlink and 50 Mbit/s in the uplink if a 20 MHz channel is used. Actual data rates tend to be much lower.

Broadband – A telecommunications signaling method that includes or handles a relatively high rate of data transfer (typically measured in the range of Megabits/second, or millions of bits per second). Also used as a descriptive term for evolving digital technologies that provide consumers a signal-switched facility offering integrated access to voice, high-speed data service, video-demand services, and interactive delivery services.

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Carrier-Class – Refers to a wireless system that is extremely reliable, well-tested and proven in its capabilities to deliver an exceptional level of service and performance.

Cognitive Radio – An approach to wireless engineering wherein the radio, radio network, or wireless system is endowed with awareness, reason, and agility to intelligently adapt operational aspects of the radio, radio network, or wireless system. Cognitive radios are intelligent enough to make informed decisions on when, how and where to transmit based on past usage and current conditions. They are designed with a high level of agility that enables them to adapt their modulation, frequency, power and other parameters to the available wireless spectrum. This ability to adjust their characteristics (in real time) depending on interference and other conditions of their environment helps ensure optimized transmissions. Cognitive radio is also referred to as agile radio or smart radio.

Competitive Local Exchange Carrier (CLEC) - An organization offering local telephone service that competes with the already established local telephone business by providing its own network and switching. The term distinguishes new or potential competitors from established local exchange carriers (LECs) and arises from the Telecommunications Act of 1996, which was intended to promote competition among both long-distance and local phone service providers. Many CLECs specialize in one type of service such as fixed wireless or digital subscriber lines (DSL), while others offer a range of services.

CTIA - The CTIA is an international non-profit membership organization that has represented the wireless communications industry since 1984. Membership in the association is primarily made up of large and incumbent wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The association advocates on behalf of its members at all levels of government.

DSP (Digital Signal Processor) - Specialized microprocessors used for the mathematical manipulation of an information signal to modify or improve it in some way. DSPs are used in a wide range of applications including signal processing for communications, control of systems, digital image processing, audio and speech signal processing.

Dynamic Spectrum Access – A radio software solution that enables a device to dynamically sense and adapt to its radio frequency (RF) environment to maintain reliable communications, even in the presence of potentially harmful interference. Dynamic spectrum access techniques can dramatically improve spectrum efficiency, communications reliability, and system deployment time.

Fading - In wireless communications, fading is the dynamic attenuation of a signal’s strength. Fading is quite common in mobile systems and can be caused by the movement of either the transmitter or receiver (or both) and/or movement in the environment, such as a tree branch swaying, rain or snow or a passing vehicle.

Interference Mitigation – The ability to minimize or mitigate interference, a major issue limiting performance of wide area wireless networks. Interference can be caused by transmitting elements within the network (self-interference) or from third party devices that are part of another network (external interference). The ability to mitigate interference greatly increases the throughput, reliability and range for wireless communications links.

Internet Protocol (IP) – The primary component and communications protocol that underpins the global system of interconnected computer networks. Internet Protocol consists of a set of digital message formats and rules for exchanging information between computers across a single network or a series of interconnected networks. The main purpose and task of Internet Protocol is the delivery of blocks of data called data packets from the source host (source computer) to the destination host (receiving computer) based on their addresses.

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Licensed Frequencies – The Federal Communications Commission in the U.S., and similar agencies in other countries, control the use of wireless spectrum (i.e., frequencies). Part of the spectrum in most countries is controlled for military use, public safety and commercial services. Only the entities so entitled may use the frequency bands they have rights to. Licenses to these bands may be allocated at no cost to the network operator as in the case of public safety and military use. However commercial users of licensed frequencies can, and have, paid billions of dollars for regional or national spectrum licenses.

LMR (Land Mobile Radio) - Also called public land mobile radio or private land mobile radio, LMR is a term that denotes a wireless communications system intended for use by terrestrial users in vehicles (mobiles) or on foot (portables). Such systems are used by emergency first responder organizations, public works organizations, or companies with large vehicle fleets or numerous field staff. Such a system can be independent, but often can be connected to other fixed systems, such as the public switched telephone network (PSTN) or cellular networks. Land mobile radio systems are also used in the United States Department of Defense's communication systems.

MAC (Media Access Control) - A sub layer within the link control layer (layer 2) in the OSI 7 layer model. This layer manages the interaction of devices with a shared medium. The MAC sub layer provides addressing and channel access control mechanisms that make it possible for several terminals or network nodes to communicate within a multiple access network that incorporates a shared medium (i.e., a wireless channel). The “MAC” is a critical part of the software within the radio system needed to make a wireless network operate.

MANET (Mobile Ad hoc Network) – A type of network with elements that can change locations and configure themselves on the fly. Because MANETs are mobile, they use wireless connections to connect to various networks and end user devices. MANET systems are used where reliability and redundant communications paths are paramount.

MIMO - Multiple-input and multiple-output (commonly pronounced my-moh or me-moh), is the use of multiple antennas at both the transmitter and receiver to improve communication performance. It is one of several forms of smart antenna technology.

Mobile Virtual Network Enabler (MVNE) - A company that provides services to mobile virtual network operators, such as billing, network element provisioning, administration, operations, business support systems and operations support systems, and provision of back-end network elements, to enable provision of mobile network services like cellular phone connectivity. An MVNE does not have a relationship with end-user customers. Instead, an MVNE provides infrastructure and services to enable Mobile Virtual Network Operators (MVNOs) to offer services and have a relationship with end-user customers. MVNEs offer the ability for MVNOs to focus on their core strengths of brand, customer loyalty and marketing and leave the back-end enablement and operations to MVNEs.

MoS (Mean Opinion Score) - MoS is used as a subjective rating of telephone communications quality in which listeners judge transmissions by qualifiers, such as excellent, good, fair, poor, or unsatisfactory.

OFDM - Orthogonal frequency-division multiplexing is a method of encoding digital data on multiple carrier frequencies. OFDM has developed into a popular scheme for wideband digital communication.

Part 15 rules - An oft-quoted part of Federal Communications Commission (FCC) rules and regulations regarding unlicensed transmissions. It is a part of Title 47 of the Code of Federal Regulations (CFR), and regulates everything from spurious emissions to unlicensed low-power broadcasting such as that used by Wi-Fi and Bluetooth devices. xMax is subject to Part 15 rules.

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PCAST (President's Council of Advisors on Science and Technology) - An advisory group of the nation’s leading scientists and engineers who directly advise the President and the Executive Office of the President. PCAST makes policy recommendations in the many areas where understanding of science, technology, and innovation apply. In 2012, PCAST recommended spectrum sharing as the primary means to address the looming spectrum crisis.

QoS (Quality of Service) - The performance specification of a communications channel or system. QoS may be quantitatively indicated by channel or system performance parameters, such as signal-to-noise ratio (S/N), bit error ratio (BER), message throughput rate, and call blocking probability.

RF (Radio Frequency) - Is a rate of oscillation in the range of about 3 kHz to 300 GHz, which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals. The terms are also used as a synonym for radio – i.e., to describe the use of wireless communication, as opposed to communication via electric wires.

SDR - Software-defined radio is a radio communication system where components that have been typically implemented in hardware are instead implemented by means of software on an embedded computing device. While the concept of SDR is not new, the rapidly evolving capabilities of digital electronics render practical many processes which used to be only theoretically possible. A software-defined radio can be flexible enough to avoid the "limited spectrum" assumptions of designers of previous kinds of radios, in one or more ways.

SON (Self Organizing Network) - A process whereby coordination arises out of the local interactions between network components, typically end user devices and core network elements. It is not directed or controlled by any external agent or pre-planning, but arises out of the intelligence built into the network elements. As such, it is typically very robust and able to survive and self-repair substantial damage or changes.

Spectrum Agnostic - A cognitive radio system designed to utilize a wide range of frequency bands. This is in contrast to traditional radios that are programmed to operate in fixed, specific frequencies. Spectrum-agnostic capability is beneficial since the FCC and wireless regulatory bodies around the world are in the process of opening up new spectrum, as  well as reclassifying existing spectrum, to be made available for “opportunistic use” (use by cognitive radios).

TV White Spaces - TV White Spaces (TVWS) are unused TV broadcast channels, made available through the transition from analog to digital TV. In the U.S. they comprise approximately 200MHz of spectrum from the top of the VHF (Very High Frequency, 30 MHz to 300 MHz) band to the bottom of the UHF (Ultra High Frequency, 300 MHz and 3 GHz) band. In 2010, the FCC made TVWS spectrum available for unlicensed public use. TVWS have important benefits that make them highly desirable for wireless communications, including the ability to cover a greater area at a relative lower cost than typical Wi-Fi signals and non-line-of-sight performance offering the ability to penetrate obstacles such as trees, buildings, and rugged terrain. Under FCC regulation, in order to utilize this unlicensed spectrum band, devices must communicate with a database to obtain a list of currently available white space channels and ensure incumbent users are protected. The available channels may vary, depending on device type and location.

Unlicensed Frequencies - Unlicensed or license-free spectrum as it is sometimes called simply means a spectrum band that does not require operators or users to purchase a license. Typically, these frequencies have rules that limit maximum transmit power and interference to ensure the band can be shared among many users. Any person or entity that uses approved equipment (which is pre-certified by the manufacturer) can put up a license-free network at any time for either private or public purposes including commercial high speed Internet service.

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USF (Universal Service Fund) - A US government program that collects money from fees on phone services to fund universal access to communications services across the United States. Among its many goals is the mandate to advance the availability of telecom services to all consumers, including those in low income, rural, insular, and high cost areas at rates that are reasonably comparable to those charged in urban areas. Funds are used to subsidize the provisioning of services to high-cost geographies and constituents that would not be economical for private industry alone to provide. On October 27, 2011, the FCC approved a six-year transfer process that would transition money from the Universal Service Fund High-Cost Program to a new $4.5 billion per year Connect America Fund for broadband Internet expansion, effectively putting an end to the USF High-Cost Fund by 2018.

Wireless Internet Service Provider (WISP) - An Internet service provider that allows users to connect to a server through a wireless connection such as Wi-Fi. WISPs provide additional services such as virtual private networking VoIP and location-based content. In the U.S., wireless networking is mainly chosen by isolated municipal Internet Service Providers and large state-wide initiatives. WISPs are more popular in rural areas, where the users may not be able to use cable and DSL for Internet access.

Wireless Spectrum - Refers to the radio portion of the electromagnetic spectrum. The radio spectrum spans a certain, limited frequency range. The range of frequencies is fixed and limited, being determined by physics. The range of frequencies with properties useful for cell phones is smaller still. Therefore, in the U.S., the FCC governs the allocation of these frequencies.

VoIP (Voice over Internet Protocol) - Refers to the communication protocols, technologies, methodologies, and transmission techniques involved in the delivery of voice communications and multimedia sessions over IP networks, such as the Internet. Using IP networks as a transmission medium is in contrast to traditional circuit transmissions used by the PSTN (Public Switched Telephone Network).

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the financial statements and the related notes. References herein to “xG”, the “Company”, we”, “our” and “us” refer to xG Technology, Inc.

Our Company

xG Technology, Inc. is developing a broad portfolio of innovative intellectual property that enhances wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions.

The wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. Our frequency-agnostic cognitive radio solutions are designed to address this increasing demand by lowering the total cost of ownership for wireless broadband access and eliminating the need to acquire scarce and expensive licensed radio spectrum. With fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to urban areas.

The initial implementation of our innovative cognitive radio intellectual property is xMax®, which management believes is the world’s first carrier-class cognitive radio network system. We believe it is the only wireless broadband technology today that is designed to include both dynamic spectrum access and interference mitigation. This combination allows it to extract more capacity from increasingly crowded frequencies, which helps to ensure a higher quality mobile experience for users. The xMax system delivers dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity. xMax also implements a proprietary interference mitigation technology that can further increase capacity on already crowded airwaves, enabling the delivery of a carrier class service where other technologies would not be able to cope with the interference.

Operating initially within the 902-928 MHz license-free band, xMax® is a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® product and service suite includes a line of access points, network bridges, mobile switching centers, network management systems, deployment tools, and customer support. We believe this turnkey solution will represent the first commercially available, wide area, fully mobile cognitive radio VoIP and broadband network giving access to the ‘last mile’ to the customer while able to use the Internet for backhaul. The xMax® system allows mobile operators to utilize free, unlicensed 902-928 MHz ISM band spectrum (available in most of the Americas) instead of purchasing scarce expensive licensed spectrum. xMax also enables enterprises to set up a mobile communications network in an expeditious and cost effective manner. In addition, xMax® cognitive radio technology can also be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

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Below is a diagram of how the xMax® system works:

We have conducted certain tests of our system including a test with the U.S. Army and a rural telecom provider. In addition, our own network has been in operation since 2010. We believe that these tests validate our technology.

The commercialization of our business has also been validated by the receipt of purchase orders, for a total of an estimated $7.4 million, for xMax cognitive radio networking equipment, engineering services and other hardware and by the signing of several Memoranda of Understanding for the supply of xMax equipment and services.

Our Strategy

We are developing a broad portfolio of innovative intellectual property that enhances wireless communications. Leveraging elements of our intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. We believe that these products, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our strategy is initially to commercialize our intellectual property portfolio by developing and selling network equipment using our proprietary software algorithms to offer cognitive spectrum access and interference mitigation solutions. In the future, our strategy is for our technology to be embedded by partners in a semiconductor chip that could be sold to third party equipment manufacturers and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide.

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Industry Background

 We are witnessing rapidly increasing demand in the marketplace for mobile bandwidth. The surge in demand is attributable to the increase in mobile connections, proliferation of smartphones, tablet PCs and other broadband-centric devices, as well as the shift to data and video-intensive services. A recent Cisco report indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016.

There has also been an increase in voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. According to Cisco, as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years. The Cisco Visual Networking Index (February 2012) predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% compounded annual growth rate, reaching 10.8 billion Gigabytes per month.

In another study, Credit Suisse found that commercial networks in the U.S. are operating at 80% of their total capacity, and that 26% of existing cell sites are already operating at full capacity. As such, the limited licensed spectrum resources are nearing exhaustion.

The FCC has pledged to “source” 500 MHz of additional spectrum within the next 10 years, 300 MHz of which is supposed to be identified and made available within the next five years (FCC Mobile Broadband Report, 2010). In July 2012, the US President's Council of Advisors on Science and Technology (“PCAST”) reported to Congress with proposals on the next steps to respond to the mandate to clear the 500MHz of spectrum for commercial use. The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption. Among its key recommendations are to adopt new technologies, including cognitive radios, that could help use existing spectrum more efficiently, stating that “the use of new radio technologies, including cognitive radios, will be an important tool in helping increase spectrum capacity and utilization”. The PCAST authors stated that agile (cognitive) radio technologies that make it possible for computerized radio systems to share spectrum on a vastly more efficient basis would make it possible to move from an era of scarcity to one of abundance. The central point of the report is that while there is no new spectrum available, new technologies can vastly increase the capacity of existing spectrum.

Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources. A study conducted for the European Commission showed that finding additional shared spectrum resources for wireless broadband could create significant net economic benefits for the European Union. With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020. The Commission, therefore, proposed steps to foster the development of wireless innovations in the EU to ensure that the currently allocated spectrum is exploited to the fullest extent possible. This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

The commercial cellular networks do not represent the only services that are running out of capacity due to spectrum limitations. Wireless users around the globe, such as industrial and enterprise users, public safety agencies and those who use unlicensed spectrum (such as Wi-Fi and TV White Spaces), are demanding more spectrum, but are not being allocated the necessary spectrum due to the fact that regulators are under pressure to dedicate more and more spectrum to commercial mobile carriers as the demand for both voice and broadband access continues to increase.

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While the spectrum currently available cannot satisfy the future growth of wireless data, we believe that getting more use out of spectrum (both licensed and unlicensed) by sharing it will provide a more effective and efficient solution for the industry than merely demanding more spectrum. More effective utilization of the available spectrum can be accomplished in a number of different ways. Advancements in radio technology, such as the movement to the LTE standard from the previous 3G networks, for example, will allow for better spectrum utilization. This has been attributed to the incorporation of new advanced technologies such as multiple in, multiple out (“MIMO”) and Orthogonal Frequency-Division Multiple Access (“OFDMA”) to reduce multiuser interference.

We believe that deployment of cognitive radio networks offers the best solution to addressing the pressing need for more efficient use of spectrum.

Corporate History

The Company was organized as a limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. Our name was changed subsequently to xG Technology, LLC on March 21, 2003. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc. On November 20, 2006, xG was first admitted and commenced trading of its shares on the Alternative Investment Market of the London Stock Exchange (“AIM”) and currently trades under the symbols “XGT:LN” and “XGTU:LN.” Our executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL 34236, and our telephone number is (941) 953-9035. Our website address is www.xgtechnology.com. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

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THE OFFERING

Common stock we are offering:	[_________] shares

Common stock to be issued and outstanding after this offering:	[_________] shares
Price per share:	$____ per share
Use of proceeds after expenses:

We expect to use the net proceeds of this offering for general corporate purposes, including working capital, product development, marketing activities, building an internal sales organization and developing sales channels, funding the set-up of contract manufacturing production lines and other capital expenditures. In addition, we may use a portion of the net proceeds from this offering we receive for acquisitions of, or investments in, complementary businesses, products, technologies or other assets.

Risk Factors:	You should read the section entitled “Risk Factors” beginning on page 15 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.

Proposed NASDAQ Symbol:	“XGT.”

The number of shares of our common stock to be issued and outstanding after this offering is based on 211,468,130 shares of common stock issued and outstanding as of November 30, 2012, and excludes:

•	10,000,000 shares of common stock issuable upon the exercise of the option granted to MB Technology Holdings, LLC (“MBTH”) on February 7, 2011 at an exercise price of $0.50 per share;

•	10,000,000 shares of common stock issuable upon the exercise of the option granted to MBTH on February 7, 2011 at an exercise price of $1.00 per share;

•	2,000,000 shares of common stock issuable upon the exercise of the conversion rights granted to Treco International, S.A. on October 6, 2011 at a conversion price of $1.00;

•	Up to 20,000,000 shares of common stock issuable upon the exercise of the conversion rights granted to MBTH on May 19, 2011 at a conversion price of $0.75 per share in accordance with an uncommitted convertible loan facility in the principal amount of $15,000,000. The Company is in discussions to increase this facility. As of November 30, 2012 the principal amount is $15,886,504. See “Management’s Discussion and Analysis: Liquidity”;

•	Shares reserved for future issuances under our 2013 Long Term Stock Incentive Plan, once established. As of the date of this prospectus, we will not issue any further options/shares pursuant to the 2004, 2005, 2006, 2007 and 2009 Plans. All future grants will be made pursuant to the 2013 Plan. The amount of shares reserved for future issuances under our 2013 Plan will be equal to 15% of the amount of shares outstanding, which calculation shall be made on the first trading day of a new fiscal year;

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•	250,000 warrants issued to Secure Strategy Group exercisable at $1.00 per share;

•	500,000 shares of common stock issuable upon the exercise of warrants granted to Mats Wennberg which are exercisable at $0.225 per share; and

•	Any shares issuable upon the exercise of the Underwriter’s warrants.

Unless otherwise indicated, all information in this prospectus assumes a public offering price of $____ per share of common stock.

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SUMMARY FINANCIAL DATA

The following table presents a summary of certain historical financial information. Historical results are not necessarily indicative of future results and you should read the following summary financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.  The summary financial data for the years ended December 31, 2011 and 2010 were derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2011 and 2012 were derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments that management considers necessary for the fair statement of the financial information set forth in those statements. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

xG TECHNOLOGY, INC.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	Unaudited
	9/30/2012	12/31/2011
ASSETS
Current assets
Cash	$146	$133
Prepaid expenses and other current assets	32	44
Due from related party	-	1,500
Total current assets	178	1,677

Property and equipment, net	1,923	2,140
Intangible assets, net	17,540	14,537
Total assets	$19,641	$18,354

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$773	$686
Accrued expenses and other current liabilities	2,838	2,108
Due to related party	632	-
Total current liabilities	4,243	2,794

Convertible notes payable	16,409	8,883
Total liabilities	20,652	11,677

Commitments

Stockholders' equity (deficit)
Series A Convertible Preferred Stock - $0.01 par value per share:
Authorized - 25,000,000 shares;
Issued - zero	-	-
Common stock - $0.01 par value per share Authorized – 250,000,000; Issued and Outstanding 211,228,898 and 210,535,954	2,112	2,106
Additional paid in capital	116,076	114,906
Accumulated deficit	(119,177)	(110,325)
Treasury stock, at cost	(22)	(10)
Total stockholder's equity (deficit)	(1,011)	6,677
Total liabilities and stockholders' equity (deficit)	$19,641	$18,354

16

xG TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS

FOR THE

	Years ended December 31,		Nine months ended September 30,
	2011	2010	2012	2011
			(Unaudited)
Revenue	150	—	—	150
Cost of sales	(50)	—	—	(50)
Gross profit	100	—	—	100

Operating expenses
General and administrative expenses	6,466	4,057	4,060	3,790
Research and development	4,288	5,420	1,915	3,118
Stock based compensation	1,020	874	613	765
Amortization and depreciation	1,806	1,165	1,440	1,355
Total operating expenses	13,580	11,516	8,028	9,028
Total operating loss	(13,480)	(11,516)	(8,028)	(8,928)

Other income (expense)
Interest expense, net	(1,847)	(23)	(822)	(1,748)
Impairment	(341)	(601)	—	(170)
Gain on legal settlement	—	1,000	—	—
Total other income (expense)	(2,188)	376	(822)	(1,918)
Loss before income tax provision	(15,668)	(11,140)	(8,850)	(10,846)
Income tax provision	—	—	—	—
Net loss	(15,668)	(11,140)	(8,850)	(10,846)
Basic net profit (loss) per share	(0.09)	(0.08)	(0.04)	(0.06)
Weighted average number of shares outstanding basic and diluted	180,082	146,382	210,981	170,790

All amounts are in thousands except per share numbers.

17

RISK FACTORS

Our business faces many risks and an investment in our common stock involves significant risks. Prospective investors are strongly encouraged to consider carefully the risks described below, as well as other information contained herein before investing. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. If any of the events or circumstances described in this section occurs, our business, financial condition or results of operations could suffer. Prospective investors in our common stock should consider the following risks before deciding whether to purchase shares of our common stock.

Risks Related to the Company and Our Business

We have a history of operating losses and we expect to continue to realize net losses for at least the next 12 months.

We have only recently begun to implement the commercialization phase of our business strategy and have recently introduced our first product, xMax®. We have recorded a net loss in each reporting period since our inception. Our net loss in the year ended December 31, 2011 was approximately $15,668,000. Our accumulated deficit at September 30, 2012 was approximately $119,177,000. The Company began its research and development activities in 2002, and has had significant net losses and will likely continue to incur net losses until we can successfully commercialize our products and technology. The Company expects to continue to have research and development costs as it develops the next generation of products. We intend to invest significantly in our business before we expect cash flows from operations will be adequate to cover our anticipated expenses. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;

•	we may be unable to develop and commercialize our products; and

•	it may be difficult to forecast accurately our key operating and performance metrics because of our limited operating history.

We may require additional capital in the future to develop new products. If we do not obtain any such additional financing, if required, our business prospects, financial condition and results of operations will be adversely affected.

We may require additional capital in the future to develop new products. We believe that the proceeds of this offering and revenues from operations will be sufficient to satisfy our needs for at least the next 18 months. We may need to obtain significant additional financing, both in the near and long term, to make planned capital expenditures, cover operating expenses and fund our ongoing research and development. We may not be able to secure adequate additional financing when needed on acceptable terms, or at all. To execute our business strategy, we may issue additional equity securities in public or private offerings, potentially at a price lower than our initial public offering price or the market price of our common stock at the time of such issuance. If we cannot secure sufficient additional funding we may be forced to forego strategic opportunities or delay, scale back and eliminate future product development.

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Defects or errors in our products and services or in products made by our suppliers could harm our brand and relations with our customers and expose us to liability. If we experience product recalls, we may incur significant expenses and experience decreased demand for our products.

Our products are inherently complex and may contain defects and errors that are only detectable when the products are in use.  Because our products are used for both personal and business purposes, such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability.  Defects or impurities in our components, materials or software, equipment failures or other difficulties could adversely affect our ability, and that of our customers, to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves.

We may fail to recruit and retain qualified personnel.

We expect to rapidly expand our operations and grow our sales, research and development and administrative operations.  This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel.  Accordingly, recruiting and retaining such personnel in the future will be critical to our success.  There is intense competition from other companies for qualified personnel in the areas of our activities.  If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our marketing and development activities, and this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

We rely on key executive officers, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers because of their expertise and experience in the telecommunications industry. We have three year employment agreements with our executive officers containing customary non-disclosure, non-compete, confidentiality and assignment of inventions provisions. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

Our intellectual property protections may be insufficient to properly safeguard our technology.

Our success and ability to compete effectively are, in large part, dependent upon proprietary technology that we have developed internally. Given the rapid pace of innovation and technological change within the wireless and broadband industries, the technological and creative skill of our personnel, consultants and contractors and their ability to develop, enhance and market new products and upgrades to existing products are critical to our continued success. We rely primarily on patent laws to protect our proprietary rights. As of November 30, 2012, in the US, we have 40 patents granted, 21 patent applications pending, and 3 provisional applications pending. Internationally, we have 47 patents granted, 86 patent applications pending, and 12 Patent Cooperation Treaty (PCT) applications. There can be no assurance that patents pending or future patent applications will be issued, or that if issued, we would have the resources to protect any such issued patent from infringement. Further, we cannot patent much of the technology that is important to our business. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to this technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this technology without authorization. Policing unauthorized use of this technology is difficult. There can be no assurance that the steps we take or will take will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technology we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions. Litigation may be necessary in the future to enforce or protect our rights.

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We may be subject to claims of intellectual property infringement or invalidity. Expenses incurred with respect to monitoring, protecting, and defending our intellectual property rights could adversely affect our business.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses in protecting our intellectual property or defending our use of intellectual property, reducing our ability to fund product initiatives. These expenses could have an adverse effect on our future cash flows and results of operations. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The telecommunications industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products and expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing new products or expanding into new markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others.

Any litigation relating to the intellectual property rights of others could trigger technical support and indemnification obligations in licenses or customer agreements that we may enter into. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with such customers and cause the sale of our products to decrease. No assurance can be given that claims for indemnification will not be made, or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

20

If our technology does not work as well as planned or if we are unsuccessful in developing and selling new products or in penetrating new markets, our business and operating results would suffer.

Our success and ability to compete are dependent on technology which we have developed or may develop in the future. There is a risk that the technology that we have developed or may develop may not work as intended, or that the marketing of the technology may not be as successful as anticipated. Further, the markets in which we and our customers compete or plan to compete are characterized by constantly and rapidly changing technologies and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis to keep pace with market needs and satisfy the demands of customers. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of customer wins to our competitors. The development of new technologies and products generally require substantial investment and can require long development and testing periods before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that that we may not successfully be able to develop or acquire new products or product enhancements that compete effectively within our target markets or differentiate our products based on functionality, performance or cost and that our new technologies and products will not result in meaningful revenue. Any delays in developing and releasing new or enhanced products could cause us to lose revenue opportunities and customers. Any technical flaws in product releases could diminish the innovative impact of our products and have a negative effect on customer adoption and our reputation. If we fail to introduce new products that meet the demands of our customers or target markets or do not achieve market acceptance, or if we fail to penetrate new markets, our revenue will not increase over time and our operating results and competitive position would suffer.

Computer malware, viruses, hacking and phishing attacks could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, and may occur on our systems in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to attract and retain customers.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

21

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may be unable to generate product revenue.

We do not currently have an internal sales organization for the sales, marketing and distribution of our products. Part of the proceeds of the Offering is intended to be used to establish an internal sales organization and channels to market. In order to commercialize xMax® or any of our other products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with other parties to perform these services. The establishment and development of our own sales force to market any products we may develop will increase our operating costs and be time consuming. We cannot be certain that we would be able to successfully develop this capacity. If we are unable to establish our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with other parties to market and sell any products we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with other parties, we may not be able to generate product revenue and may not become profitable.

Demand for our defense-related products depends on government spending.

The U.S. military market is largely dependent upon government budgets, particularly the defense budget. The funding of government programs is subject to Congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. No assurance can be given that an increase in defense spending will be allocated to programs that would benefit our business. A decrease in levels of defense spending or the government's termination of, or failure to fully fund, one or more of the contracts for which our products may be utilized could have a material adverse effect on our financial position and results of operations.

Our failure to obtain and maintain required certifications could impair our ability to bid on defense contracts.

In order for us to participate in certain government programs we could be required to maintain quality certification and to meet production standards in order to be eligible to bid on government contracts. If we fail to maintain these certifications or any additional certification which may be required, we will be ineligible to bid for contracts which may impair our financial operations and consequently, our ability to continue in business.

To the extent that we subcontract work under our contracts, any failures by our subcontractors could impair our relations with the contracting agencies.

We may use subcontractors to perform work or provide materials for contracts that we may secure and we may become dependent upon the subcontractors to meet the quality and delivery requirements of the contracting agency. To the extent that the products or services provided by the subcontractors do not meet the required specifications or are delivered late, the contract may be terminated by the U.S. government for default. Such a default could result in our disqualification from bidding on contracts, which could adversely affect our financial operations.

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Risks Relating to Our Industry

Our industry is subject to rapid technological change, and we must make substantial investments in new products, services and technologies to compete successfully.

New technological innovations generally require a substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new products and technologies, and it is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Our future success will depend on our ability to continue to develop and introduce new products, technologies and enhancements on a timely basis. Our future success will also depend on our ability to keep pace with technological developments, protect our intellectual property, satisfy customer requirements, meet customer expectations, price our products and services competitively and achieve market acceptance. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technologies, and products and technologies currently under development, obsolete and unmarketable. If we fail to anticipate or respond adequately to technological developments or customer requirements, or experience any significant delays in development, introduction or shipment of our products and technologies in commercial quantities, demand for our products and our customers’ and licensees’ products that use our technologies could decrease, and our competitive position could be damaged.

We may be subject to infringement claims in the future.

We may be unaware of filed patent applications and issued patents that could include claims covering our products. Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell or supply our products or license our technology and could cause us to pay substantial royalties, licensing fees or damages. The defense of any lawsuit could divert management’s efforts and attention from ordinary business operations and result in time-consuming and expensive litigation, regardless of the merits of such claims. These outcomes may (i) stop us selling products or using technology that contains the allegedly infringing intellectual property; (ii) redesign those products that contain the allegedly infringing intellectual property; (iii) pay substantial damages to the party whose intellectual property rights we may be found to be infringing; (iv) result in the loss of existing customers or prohibit the acquisition of new customers; (v) cause us to attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all; (vi) materially and adversely affect our brand in the market place and cause a substantial loss of goodwill; (vii) cause our stock price to decline significantly; (viii) materially and adversely affect our liquidity, including our ability to pay debts and other obligations as they become due; or (ix) lead to our bankruptcy or liquidation.

Our industry is highly competitive and we may not be able to compete effectively.

The communications industry is highly competitive, rapidly evolving, and subject to constant technological change. We expect that new competitors are likely to join existing competitors. Many of our competitors may be larger and have greater financial, technical, operational, marketing and other resources and experience than we do. In the event that a competitor expends significant resources we may not be able to successfully compete. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide products. If our competitors were to provide better and more cost effective products than our products we may not be able to capture any significant market share.

23

Regulation of Voice over Internet Protocol (“VoIP”) services is developing and therefore uncertain, and future legislative, regulatory or judicial actions could adversely affect our business.

VoIP services have developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over VoIP and are continuing to evaluate how VoIP will be regulated in the future. Both the application of existing rules to us and our prospective customers and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. In addition, future regulatory developments could increase our cost of doing business and limit its growth.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Although our products are frequency agnostic (i.e., they are capable of operating at any frequency) our current range of products has been designed to be optimized for operation in the 902-928MHz band, which is presently a spectrum that is not licensed in the United States. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the usage of unlicensed spectrum may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

Compliance with environmental, import and export, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize supply chains, and force design changes to our products.

These changes could reduce the net realizable value of our products, which would result in an immediate charge to our consolidated income statements. Non-compliance could negatively impact our operations and financial position as a result of fines, penalties, and the cost of mandated remediation or delays to our manufacturing.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our products and those of our licensees and customers may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our products and those of our licensees and customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communication technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our licensees and customers in the United States as well as foreign countries.

24

Risks Related to the Market

Recent global economic trends could adversely affect our business, liquidity and financial results.

Recent global economic conditions, including a disruption of financial markets, could adversely affect us, primarily through limiting our access to capital.  In addition, the continuation or worsening of general market conditions in economies important to our businesses may adversely affect our clients’ level of spending and ability to obtain financing, leading to us being unable to generate the levels of sales that we require.  Current and continued disruption of financial markets could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Risks Relating to Our Common Stock

Our insiders and affiliated parties beneficially own a significant portion of our stock.

As of November 30, 2012, our executive officers, directors and affiliated parties beneficially own approximately 77.9% of our outstanding common stock. As a result, our executive officers, directors and affiliated parties will have significant influence to:

•	elect or defeat the election of our directors;

•	amend or prevent amendment of our articles of incorporation or bylaws; and

•	effect or prevent a merger, sale of assets or other corporate transaction.

In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the valuation of our Company.

Exercise of options and warrants or conversion of convertible securities may have a dilutive effect on your percentage ownership.

Exercise or conversion of any warrants, options or any other convertible securities would result in dilution in the percentage of ownership of investors in this Offering.  Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock and would result in additional dilution of the existing ownership interests of our common stockholders.

Risks Relating To This Offering and an Investment in Our Common Stock

There can be no assurances that our shares will be listed on the NASDAQ Capital Market and, if they are, our shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of the NASDAQ Capital Market.

We have applied to list the shares of our common stock on the NASDAQ Capital Market, or NASDAQ.  An approval of our listing application by NASDAQ will be subject to, among other things, our fulfilling all of the listing requirements of NASDAQ. In addition, NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing or de-listing from NASDAQ would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

25

We currently have a limited trading volume, which results in higher price volatility for, and reduced liquidity of, our common stock.

Our shares of common stock are currently listed on the AIM market.  There has been limited trading in our common stock and there can be no assurance that an active trading market will develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market increases price volatility and reduces the liquidity of our common stock. As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered. In the event that an active trading market does not develop, the price of our common stock may not be a reliable indicator of the Company’s fair value.

Furthermore, if we cease to be listed on AIM or NASDAQ, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock would likely decline.

If and when a larger trading market for our common stock develops, the market price of our common stock is likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares at or above the price at which you acquired them.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

•	quarterly variations in our revenues and operating expenses;
•	developments in the financial markets and worldwide or regional economies;
•	announcements of innovations or new products or services by us or our competitors;
•	announcements by the government relating to regulations that govern our industry;
•	significant sales of our common stock or other securities in the open market; and
•	changes in the market valuations of other comparable companies

In the event that our common stock is delisted from NASDAQ U.S. broker-dealers may be discouraged from effecting transactions in shares of our common stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

26

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt.  A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities.  Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business.  Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

These investments may not yield a favorable return to our stockholders.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our common stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur. In addition, investors must rely on sales of their common stock after price appreciation as the only way to realize their investment, and if the price of our stock does not appreciate, then there will be no return on investment. Investors seeking cash dividends should not purchase our common stock.

Non-U.S. investors may have difficulty effecting service of process against us or enforcing judgments against us in courts of non-U.S. jurisdictions.

We are a company incorporated under the laws of the State of Delaware. All of our directors and officers reside in the United States. It may not be possible for non-U.S. investors to effect service of process within their own jurisdictions upon our company and our directors and officers. In addition, it may not be possible for non-U.S. investors to collect from our company, its directors and officers, judgments obtained in courts in such non-U.S. jurisdictions predicated on non-U.S. legislation.

27

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new products or services; our statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

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Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock offered by us will be approximately $_____million, based upon an assumed public offering price of $_____ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $_____ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and increase our visibility in the marketplace. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. However, we currently intend to use the net proceeds to us from this offering, together with existing cash, primarily for general corporate purposes, including working capital, product development, marketing activities, building an internal sales organization and developing sales channels, funding the set-up of contract manufacturing production lines, and other capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, technologies or other assets that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. No valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our common stock will develop or continue or that the securities will ever trade at a price higher than the offering price.

DILUTION

The historical net tangible book value of our common stock as of September 30, 2012 was approximately $(18.6) million, or $(.09) per share based upon 211.2 million shares of common stock outstanding on such date. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

If you invest in shares in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of the shares in our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the receipt of the net proceeds from our sale in this offering of ______ shares of common stock at an assumed initial public offering price of $______ per share, the mid-point of the price range set forth on the cover page of this prospectus, applying proceeds as set forth in Use of Proceeds and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately $_____, or $______ per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $_______ per share to our existing stockholders and an immediate dilution of $_____ per share to investors purchasing common stock in this offering.

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The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value per share as of December 31, 2011 before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $_____ per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $______ per share and the dilution to new investors by $_______ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of __________ shares in the number of shares of our common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $_____ per share and the dilution to new investors by $______ per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions. If the underwriter exercises its over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $______ per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $_______ per share of our common stock.

The table below summarizes as of December 31, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing shares in our common stock in this offering at an assumed initial public offering price of $_____ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
	(dollars in thousands, except per share data)
Existing stockholders	210,575,954		%	$117,012		%	$1.80
New investors			%			%
Total		100.0%			100.0%

The total number of shares of our common stock reflected in the discussion and tables above is based on 211, 468,130 shares of our common stock outstanding, as of November 30, 2012, and excludes:

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•	a [•] for [•] reverse split of our common stock that will become effective immediately prior to the date of this Prospectus;
•	exercise of the underwriter’s over-allotment option to purchase up to an additional shares of common stock; and
•	exercise of any options, warrants or conversion rights outstanding as of November 30, 2012.

To the extent that any outstanding options are exercised, new options are issued under our 2013 Long Term Incentive Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans as of November 30, 2012 were exercised, then our existing stockholders, including the holders of these options, would own ____% and our new investors would own ____% of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $____ million, or ____%, the total consideration paid by our new investors would be $______ million, or ____%, the average price per share paid by our existing stockholders would be $______ and the average price per share paid by our new investors would be $______.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” We disclaim any obligation to update forward-looking statements for any reason, except as otherwise required by law.

Overview

We are developing a broad portfolio of innovative intellectual property that enhances wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions. Leveraging elements of our intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. These solutions are intended to enable carriers and other wireless network operators to deliver high quality mobile voice and data services using licensed and/or free unlicensed spectrum.

Our initial implementation of our innovative cognitive radio intellectual property is xMax®, which management believes is the world’s first carrier-class cognitive radio network system. We believe it is the only wireless broadband technology today that includes both dynamic spectrum access and interference mitigation. This combination allows it to extract more capacity from increasingly crowded frequencies, which helps to ensure a higher quality mobile experience for users. The xMax system delivers dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity. xMax also implements a proprietary interference mitigation technology that can further increase capacity on already crowded airwaves, enabling the delivery of a carrier class service where other technologies would not be able to cope with the interference.

We have conducted certain tests of our system including a test with the U.S. Army and a rural telecom provider. In addition, our own network has been in operation since 2010. We believe that these tests validate our technology.

Our revenues in fiscal 2011 increased to $0.15 million from $0.0 million in fiscal 2010. The $0.15 million was earned under a contract with the U.S. Army to trial the 1.1 voice and text version of our xMax system.

We had net losses of $11.1 million and $15.7 million in fiscal 2010 and fiscal 2011, respectively. Our GAAP net loss in fiscal 2011 reflected a stock-based compensation charge of $1.0 million, of which $0.7 million was for employees and $0.3 million was for non-employees. Fiscal 2010 reflected a stock –based compensation charge of $0.9 million, of which $0.6 million was for employees and $0.3 million was for non-employees. Excluding the impact of stock-based compensation expense, in fiscal 2011, we had a non-GAAP net loss attributable to common stockholders of $14.7 million.

The commercialization of our business has also been validated by the receipt of purchase orders, for a total of an estimated $7.4 million, for xMax cognitive radio networking equipment, engineering services and other hardware and by the signing of several Memoranda of Understanding for the supply of xMax equipment and services.

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Key Components of Our Results of Operations and Financial Condition

Revenues

Our revenues are derived from the sale of wireless networking equipment and embedded software and the supply of deployment and support services.

Historically, we have sold all of our products direct. In the future, our plan is to sell products through an internal sales organization and through a limited number of channel partners, such as prime contractors, in certain vertical markets. In connection with sales of our products, we anticipate generating additional revenues from the provision of services, such as maintenance and support.

In the future, our strategy is for our technology to be embedded in a semiconductor chip that could be sold to third party equipment manufacturing partners and inserted in their devices and to license our intellectual property to other customers in vertical markets.

Cost of sales

Our cost of sales is comprised primarily of the costs of components and personnel. In addition, cost of sales includes tooling, labor and other costs associated with engineering, testing and quality assurance and stock-based compensation.

In the future, we intend to outsource our manufacturing and order fulfillment and utilize contract manufacturers. We also evaluate and utilize other vendors for various portions of our supply chain from time to time. Our manufacturing organization consists of employees engaged in new product introduction and management activities, and engineering.

Gross profit

Our gross profit is influenced by several factors including changes in revenue mix, target end markets, pricing due to competitive pressure, production costs and global demand for electronic components.

Operating Expenses

We classify our operating expenses as general and administrative, research and development, stock based compensation and amortization and depreciation expenses.

•	General and administrative expenses include salary and benefit expenses and payroll taxes, as well as, the costs of trade shows, marketing programs, promotional materials, professional services, facilities, general liability insurance, and travel. As our product portfolio and targeted markets expand, we will need to employ different sales models, such as building a direct sales force. These sales models would likely increase our costs. Over time, we expect our administrative expenses to increase in absolute dollars as we continue to actively promote our products and introduce new products and services. In addition, we expect expenses to increase as we make additional investments in information technology systems and personnel to support our anticipated revenue growth and to comply with our public company reporting obligations.

•	Research and development expenses consist primarily of salary and benefit expenses and payroll taxes, as well as costs for prototypes, facilities and travel. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

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•	Stock-based compensation relates to the grant of stock options and warrants to directors, employees and contractors under the Company’s stock incentive plans. In addition, in 2011, we established a corporate performance-related bonus scheme for employees and contractors based on the achievement of a matrix of corporate performance milestones, including the development of certain projects, the achievement of budget, and sales performance by vertical market. The potential bonuses that might be awarded under the scheme range from 0% up to 200% of salaries of each participant depending upon corporate performance. The evaluation of performance is made at the company level and not on the level of each individual. Bonuses under this scheme may be paid in cash or in shares, at the discretion of the directors.

•	Amortization of patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years. Depreciation expenses is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Effective July 1, 2011, by agreement of a committee of the Directors who do not own interest in MBTH, we entered into an arrangement with MBTH whereby MBTH assumed certain of our liabilities, including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ended June 30, 2012, subject to extension. In consideration for this agreement, on June 23, 2011 we issued 12 million shares to MBTH at a price of $0.25 per share for proceeds of $3 million. There is no agreement to extend the assumption of liabilities or for additional liabilities to be assumed by MBTH. MBTH continues to pay certain costs and from July 1, 2012 to November 30, 2012, MBTH paid $0.9 million on behalf of the Company.

Results of Operations

xG TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDING SEPTEMBER 30

	Unaudited	Unaudited
	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011

Revenue	$-	$150
Cost of sales	-	(50)
Gross profit	-	100

Operating expenses
General and administrative	4,060	3,790
Research and development	1,915	3,118
Stock based compensation	613	765
Amortization and depreciation	1,440	1,355
Total operating expenses	8,028	9,028

Total operating loss	(8,028)	(8,928)

Other income (expense)
Interest expense, net	(822)	(1,748)
Impairment - inventories	-	(170)
Gain on legal settlement	-	-
Total other income (expense)	(822)	(1,918)

Loss before income tax provision	(8,850)	(10,846)

Income tax provision	-	-
Net loss	$(8,850)	$(10,846)

Basic net loss per share	(0.04)	(0.06)
Weighted average number of shares outstanding basic and diluted	210,981	170,790

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We have prepared the statement of operations for each nine-month period on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation statement of the results of operations for these periods. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. These historical quarterly operating results are not necessarily indicative of the results of operations for a full year or any future period.

Revenue

Revenues decreased $0.15 million, from $0.15 million for the nine months ended September 30, 2011 to $0.00 million for the nine months ended September 30, 2012. During the nine months ended September 30, 2011, the revenues were attributable to the trial and evaluation of xMax by the U.S. Army and U.S. Army’s Communications-Electronics Research, Development and Engineering Center (“CERDEC”).

Cost of Sales

Cost of sales decreased $0.05 million from $0.05 million in the nine months ended September 30, 2011 to $0.00 million in the nine months ended September 30, 2012 as equipment production costs were incurred in 2011 in order to fulfill the contract with the US Army to deploy a trial xMax cognitive cellular network at the U.S. Army’s base at Fort Bliss, Texas desert training area as well as supplying xMax equipment for trial and laboratory evaluation with CERDEC.

Gross Profit

Gross profit was 66.7% in the nine months ended September 30, 2011. We do not believe that this gross margin is necessarily indicative of future results.

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Operating Expenses

General and Administrative

General and administrative expenses increased $0.3 million, or 7.1%, from $3.8 million in the nine months ended September 30, 2011 to $4.1 million in the nine months ended September 30, 2012. The increase in general and administrative expenses resulted from an increase in personnel expenses. Average headcount in sales and administration was 10 in the nine months ended September 30, 2011 and 12 for the nine months ended September 30, 2012. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Research and Development

Research and development expenses decreased $1.2 million, or 38.6%, from $3.1 million in the nine months ended September 30, 2011 to $1.9 million in the nine months ended September 30, 2012. The decrease is attributed to $0.9 million of hardware purchased and expensed for the nine months ended September 30, 2011 as the Company focused resources developing hardware for its product base. During the nine months ended September 30, 2012 the Company’s development of hardware met the criteria for capitalization under GAAP which resulted in a reduction of research and development expenses incurred.

Personnel costs decreased from $2.2 million in the nine months ended September 30, 2011 to $1.9 million for the nine months ended September 30, 2012. While there was an increase in average headcount in research and development from 40 in the nine months ended September 30, 2011 to 42 in the nine months ended September 30, 2012, this increase in personnel number was more than offset by savings achieved by the replacement of higher paid personnel with additional lower paid personnel. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

Stock Based Compensation

Stock based compensation also decreased $0.2 million, or 19.8%, from $0.8 million in the nine months ended September 30, 2011 to $0.6 million in the nine months ended September 30, 2012. The decrease arose from a reduction in marking the compensation to market for non-employees.

Amortization and Depreciation

Amortization and depreciation expenses increased $0.1 million, or 6.3%, from $1.4 million in the nine months ended September 30, 2011 to $1.4 million in the nine months ended September 30, 2012, primarily as a result of an increase in gross intangible assets resulting from ongoing technology development and an increase in the number of new patent applications filed as a consequence.

Other Income (Expense)

Other expense was comprised of net interest expense. Net interest expense decreased $0.9 million, or 53.0%, from $1.7 million in the nine months ended September 30, 2011 to $0.8 million in the nine months ended September 30, 2012. The $0.9 million decrease was related to one-time charges incurred in the nine months ended September 30, 201. These charges included $0.4 million related to accretion of interest expense on the debt discount recorded on the $10 million Convertible Note with MBTH and approximately $1.0 million relating to conditions of the $1.5M Convertible Note, $3.5 million Convertible Note and $10 million Convertible Note agreements with MBTH which required minimum 1 year of interest expense and fees for each of the notes. The higher average debt balance during the nine months ended September 30, 2012 partially offset the decrease in interest expense related to one-time charges during the nine months previously mentioned.

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Comparison of Years Ended December 31, 2011 and 2010

	2011	2010
Net sales	$150	$—
Cost of sales	(50)	—
Gross profit	100	—

Operating expenses
General and administrative expenses	6,466	4,057

Research and development	4,288	5,420

Stock based compensation	1,020	874
Amortization and depreciation	1,806	1,165
Total operating expenses	13,580	11,516
Total operating loss	(13,480)	(11,516)

Other income (expense)
Interest expense, net	(1,847)	(23)

Impairment	(341)	(601)

Gain on legal settlement	—	1,000
Total other income (expense)	(2,188)	376
Loss before income tax provision	(15,668)	(11,140)
Income tax provision	—	—
Net loss	(15,668)	(11,140)
Includes stock-based compensation as follows:
General and administrative expenses	746	571
Research and development	274	303
Total stock based compensation	$1,020	$874

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All amounts are in thousands.

Revenue

Revenues increased $0.15 million, from $0.00 million for the year ended December 31, 2010 to $0.15 million for the year ended December 31, 2011. During the year ended December 31, 2011, the increase in revenues was attributable to the trial and evaluation of xMax by the U.S. Army and CERDEC.

Cost of Sales

Cost of sales increased $0.05 million from $0.00 million in the year ended December 31, 2010 to $0.05 million in the year ended December 31, 2011 as equipment production costs were incurred in 2011 in order to fulfill the contract with the US Army to deploy a trial xMax cognitive cellular network at the U.S. Army’s base at Fort Bliss, Texas desert training area as well as supplying xMax equipment for trial and laboratory evaluation with CERDEC.

Gross Profit

Gross profit was 66.7% in the year to December 31, 2011. We do not believe that this gross margin is necessarily indicative of future results.

Operating Expenses

General and Administrative

General and administrative expenses increased $2.4 million, or 59.4%, from $4.1 million in the year ended December 31, 2010 to $6.5 million in the year ended December 31, 2011. The increase in general and administrative expenses was caused by a charge of $1.4 million in 2011 for a corporate performance bonus accrued to be paid to employees in cash or shares subject to board approval. The increase is also related to a $0.5 million for increased facility, insurance and information technology costs associated with the addition of staff. In addition, personnel costs increased $0.5 million or 33.0% from $1.5 million in the year ended December 31, 2010 to $2.0 million in the year ended December 31, 2011. Average headcount in sales and administration was 16 in the year ended December 31, 2010 and 18 in the year ended December 31, 2011. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Research and Development

Research and development expenses decreased $1.1 million, or 20.9%, from $5.4 million in the year ended December 31, 2010 to $4.3 million in the year ended December 31, 2011. However, in the year ended December 31, 2010, the charge comprised $2.4 million on account of a loss upon termination of the infrastructure agreement with Treco (see “Related Party Transactions, Other Transactions, Treco International S.A.”). Excluding that charge, research and development expenses increased $1.3 million, or 43.3% from fiscal 2010 to fiscal 2011. Personnel costs increased 43.3% from $3.0 million in the year ended December 31, 2010 to $4.3 million in the year ended December 31, 2011. This reflects the rise in average headcount in research and development from 36 in the year ended December 31, 2010 to 47 in the year ended December 31, 2011. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

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Stock Based Compensation

Stock based compensation increased $0.1 million, or 16.7%, from $0.9 million in the year ended December 31, 2010 to $1.0 million in the year ended December 31, 2011. The increase arose from the increase in the number of employees who received option grants from fiscal 2010 to fiscal 2011.

We had approximately $1.5 million of unrecognized stock-based compensation expense related to unvested stock option and share warrant awards, net of estimated forfeitures, as of December 31, 2011, which we expect to be recognized over the next three years.

Amortization and Depreciation

Amortization and depreciation expenses increased $0.6 million, or 55.1%, from $1.2 million in the year ended December 31, 2010 to $1.8 million in the year ended December 31, 2011, primarily as a result of a 31.9% increase in gross intangible assets resulting from ongoing technology development and an increase in the number of new patent applications filed as a consequence.

Other Income (Expense)

Other expense was comprised of net interest expense and impairment charges. This was partially offset in fiscal 2011 by a $1.0 million gain from a judgment obtained under an action that we brought against Spartan Mullen for failure to fulfill its obligations under a subscription agreement. Net interest expense rose from $0.02 million in the year ended December 31, 2010 to $1.8 million in the year ended December 31, 2011 as our indebtedness under convertible shareholder loans from MBTH increased from $4.2 million as at December 31, 2010 to $8.9 million as at December 31, 2011. Impairment charges related to obsolete or slow moving parts fell from $0.6 million in the year ended December 31, 2010 to $0.3 million in the year ended December 31, 2011 as a result of adjustments required under the Company’s inventory policy.

Liquidity and Capital Resources

Our operations primarily have been funded through cash generated by financing. Cash comprises cash in hand and demand deposits. Our cash balances were as follows as at the years ended December 31, 2011 and 2010:

	December 31,		September 30,
	2011	2010	2012	2011
	$’000	$’000	$’000	$’000
			(Unaudited)
Cash	133	91	146	126

As of November 30, 2012, the Company had drawn down $15,886,504 of principal balance under the May 2011 Convertible Note with MBTH, a related party.

In fiscal 2011, we repurchased 40,000 of our Shares for an aggregate of $0.01 million.

In March, 2012, we issued 400,000 of our Shares at a price of $1.00 per Share for net proceeds of $400,000. We used the proceeds for working capital purposes.

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Capital Resources

As a means for financing our operations, we have entered into a convertible promissory note with MBTH whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH. The Company is in discussions to increase this facility. As of November 30, 2012 the principal amount is $15,886,504. We are in discussions to increase this facility to $20 million; however, we cannot be assured these funds will be available to continue to fund our operations.

Cash Requirements

We have not yet achieved profitable operations and expect to incur further losses in the development of our business which casts substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon finalizing production of our equipment and shipping to customers to collect payment on orders received and to obtain the necessary financing to continue to meet our obligations. We intend to meet our financial needs for operations through continued financing from MBTH and intend to seek additional financing by equity and or bridge loan financing. However, there is no assurance additional funding will be available for the next twelve months from September 30, 2012 to continue as a going concern.

There can be no assurances that we will be successful in raising additional capital through equity or bridge loan financing, or on terms that would be favorable to the Company. New investors could cause substantial dilution to existing stockholders.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions.

The following table sets forth the major components of our statements of cash flows data for the periods presented.

	Nine		Nine
	Months	Year	Months	Year
	Ending	Ended	Ending	Ended
	September 30,	December 31,	September 30,	December 31,
	2012	2011	2011	2010
	$'000	$'000	$'000	$'000
Net cash used by operating activities	(3,676)	(7,608)	(7,070)	(7,712)

Net cash used by investment activities	(4,227)	(6,023)	(4,737)	(3,048)
Net cash inflow from financing activities	7,917	13,672	11,842	5,710
Net Increase in Cash	14	42	35	(5,050)

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2010 was $7.7 million after a net loss of $11.1 million, which was partially offset by a non-cash charge of $0.9 million in stock-based compensation. Changes in operating assets and liabilities consisted of a $2.2 million increase in accrued expenses following a charge of $2.4 million related to the loss upon termination of the infrastructure agreement with Treco, an increase of $0.2 million in inventory and a $0.2 million increase in prepaid expenses and other current assets comprising prepayment on insurances and deposit on rents, partially offset by a decrease in accounts payable of $0.8 million.

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Net cash used in operating activities for the year ended December 31, 2011 was $7.6 million after a net loss of $15.7 million, which was partially offset by non-cash charges of $1.0 million in stock-based compensation and $0.2 million in share-based consulting and other services. Changes in operating assets and liabilities consisted primarily of a $3.3 million increase in accrued expenses consisting of a $1.4 million accrual for a corporate performance bonus accrued to be paid to employees in shares, $0.1 million for expenses accruals for audit fees, $0.2 million for interest accrual and $0.4 million on account of Care 21 and $1.0 million for other expenses, and increases of $0.2 million in both accounts payable and inventory.

Net cash used in operating activities for the nine months ended September 30, 2012 of $3.7 million reflected a net loss of $8.9 million, which was partially offset by a non-cash charge of $0.6 million in stock-based compensation, while amounts paid by MBTH on behalf of the Company contributed $2.1 million (See – “Related Party Transactions, Other Transactions, Assumption of Liabilities by MBTH”). Changes in operating assets and liabilities principally consisted of a $1.1 million increase in accrued expenses.

Cash Flows from Investing Activities

We have invested in product and technology development and our patent portfolio, with $2.2 million accounted for as investment in intangible assets in the year ended December 31, 2010, increasing by $2.7 million, or 120.8%, to $4.8 million in the year ended December 31, 2011. In addition, the Company’s investment in property and equipment, comprising the purchase of vehicles, externally purchased software and hardware development costs, of $0.9 million in the year ended December 31, 2010 rose by $0.3 million, or 37.9%, to $1.2 million in the year ended December 31, 2011.

For the nine months ended September 30, 2012, we have continued to invest in product and technology development and our patent portfolio, with $4.0 million accounted for as investment in intangible assets.

Cash Flows from Financing Activities

During the year ended December 31, 2010, net financing activities consisted of proceeds from the issuance of new Shares for $1.5 million and the proceeds from convertible promissory notes amounting to $4.2 million.

In the year ended December 31, 2011, net financing activities consisted primarily of proceeds from the issuance of convertible promissory notes. Proceeds from convertible promissory notes from MBTH, a related party, totaled $13.7 million, of which $10.0 million was converted into new shares during fiscal 2011.

During the nine months ended September 30, 2012, net financing activities consisted primarily of proceeds from further advances under convertible promissory notes issued by the Company. Proceeds from convertible promissory notes issued to MBTH totaled $7.5 million. Proceeds from the issuance of new Shares amounted to $0.4 million. This was partially offset by the repurchase of a further 40,000 of our Shares for total consideration of $0.01 million.

Contractual Obligations

We lease our engineering headquarters in Sunrise, Florida, under an operating lease that expires on April 18, 2016. We also lease warehouse space and deployment sites under short term leases. The following table summarizes our contractual obligations as of December 31:

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	Years ended December 31,
	2012	2013-2014	2015-2016	Total
	($ millions)
Operating leases	0.3	0.6	0.4	1.3

We currently manufacture and assemble our products. During the normal course of business, we procure components based upon our design, development and production needs. Our plan is to retain one or more contract manufacturers for volume manufacture, testing, quality assurance and shipping of our products. In order for the contract manufacturers to set up their production lines, we will be required to fund certain expenditures, such as the provision to the manufacturers of production test equipment. We periodically review the potential liability and to date no accruals have been recorded. Our financial position and results of operations could be negatively impacted if we were required to compensate our suppliers for any unrecorded liabilities incurred.

Convertible Debt

On May 19, 2011, the Company entered into a convertible promissory note whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into shares of the Company at a price of $0.75 per share. Interest is payable semi-annually in cash or shares, at the Company’s option, at the rate of 8% per year.

On October 6, 2011, we entered into a convertible promissory note for $2 million in favor of Treco, a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into our shares at a price of $1.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at our option. As of December 31, 2011, $2 million of principal balance was outstanding under the $2 million Convertible Note. On May 2, 2012, we issued to Treco 156,522 new shares by way of payment of interest that accrued and was due.

Commitments and Contingencies

Except as otherwise disclosed elsewhere in this document, we have no material commitments or contingent liabilities. The Company has an employment contract with its CEO that would require a one-year severance payment in the event the Company terminates his services under certain circumstances.

Warranties and Indemnifications

We may in the future enter into standard indemnification agreements with many of our distributors and OEMs, as well as certain other business partners in the ordinary course of business. These agreements may include provisions for indemnifying the distributor, OEM or other business partner against any claim brought by a third party to the extent any such claim alleges that an xMax product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. The maximum amount of potential future indemnification is unlimited. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not estimable.

Based upon our historical experience and information known as of November 30, 2012, we do not believe it is likely that we currently have significant liability for the above indemnities.

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Off–Balance Sheet Arrangements

As of December 31, 2010 and 2011 and September 30, 2011 and 2012, we had no off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Fluctuation Risk

We had cash of $0.1 million and $0.1 million as of December 31, 2010 and 2011, respectively and cash of $0.1 million on September 30, 2012. Our cash consists of cash in hand and demand deposits.

Because our cash is immediately available, it is relatively insensitive to interest rate changes. In future periods, when the balances of our cash and cash equivalents increase, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives to preserve principal while maximizing income without significantly increasing risk.

The fair value of our cash would not be significantly affected by either a 10% increase or decrease in interest rates.

Foreign Currency Exchange Risk

We expect that our sales transactions will primarily be denominated in U.S. dollars and therefore substantially all of our revenue will not be subject to foreign currency risk. Furthermore, our operating expenses are currently substantially incurred inside the U.S. and are denominated in U.S. dollars and are not be subject to foreign currency risk. Accordingly, we do not believe that a change in exchange rates would have a material impact on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")". Under ASU 2011-04, the guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in U.S. GAAP and in IFRSs and that their respective fair value measurement and disclosure requirements are the same. ASU 2011-04 is effective for public entities during interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The Company does not believe that the adoption of ASU 2011-04 will have a material impact on the Company's consolidated results of operation and financial condition.

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Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. In other cases, management’s judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs and expenses and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Inventory

Inventories are valued at the lower of cost or net realizable value determined on first-in-first out (''FIFO") basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Costs in inventory are comprised of direct materials, direct labor and manufacturing overhead costs. The Company maintains a reserve for obsolescence and slow moving, defective or obsolete items as deemed necessary.

Intangible Assets

Capitalized software costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established, and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with GAAP. The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

Patent and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Impairment of Long-Lived Assets

Long lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No such events occurred in the years ending December 31, 2011 and 2010 nor in the none months ended September 30, 2012.

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Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title has passed.

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files U.S. federal and state income tax returns. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefits as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2011 or 2010.

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

The grant date fair value is determined using the Black-Scholes-Merton ("Black-Scholes") pricing model. For all employee stock options, the Company recognizes expense over the employee's requisite service period (generally the vesting period of the equity grant). The Company's option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

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BUSINESS

Company Background

The Company was organized as a Delaware limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. On March 21, 2003, we changed our name to xG Technology, LLC. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc. On November 20, 2006, xG was first admitted and commenced trading in its shares on the Alternative Investment Market of the London Stock Exchange (“AIM”) and trades under the symbols “XGT:LN” and “XGTU:LN”. Our executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL 34236, and our telephone number is (941) 953-9035.

Overview

We are developing a broad portfolio of innovative intellectual property that enhances wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions.

The wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. Our frequency-agnostic cognitive radio solutions are designed to address this increasing demand by lowering the total cost of ownership for wireless broadband access and eliminating the need to acquire scarce and expensive licensed radio spectrum. With fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to dense urban areas.

Our initial implementation of our innovative cognitive radio intellectual property is xMax®, which management believes is the world’s first carrier-class cognitive radio network system. We believe it is the only wireless broadband technology today that includes both dynamic spectrum access and interference mitigation. This combination allows it to extract more capacity from increasingly crowded frequencies, which helps to ensure a higher quality mobile experience for users. The xMax system delivers dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity. xMax also implements a proprietary interference mitigation technology that can further increase capacity on already crowded airwaves, enabling the delivery of a carrier class service where other technologies would not be able to cope with the interference.

We have conducted certain tests of our system including a test with the U.S. Army and a rural telecom provider. In addition, our own network has been in operation since 2010. We believe that these tests validate our technology.

The commercialization of our business has also been validated by the receipt of purchase orders, for a total of an estimated $7.4 million, for xMax cognitive radio networking equipment, engineering services and other hardware and by the signing of several Memoranda of Understanding for the supply of xMax equipment and services.

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Our Strategy

We are developing a broad portfolio of innovative intellectual property that enhances wireless communications. Leveraging elements of our intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. We believe that these products, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our strategy is initially to commercialize our intellectual property portfolio by developing and selling network equipment using our proprietary software algorithms to offer cognitive spectrum access and interference mitigation solutions. In the future, our strategy is for our technology to be embedded by partners in a chip that could be sold to third party equipment manufacturers and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide.

Industry Background

Our Market

We are witnessing rapidly increasing demand in the marketplace for mobile bandwidth. The surge in demand is attributable to the proliferation of smartphones, tablet PCs and other broadband-centric devices, as well as the shift to data and video-intensive services. A recent Cisco report indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016.

There has also been an increase in voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. According to Cisco’s report, as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years, as shown in the chart below. The Cisco Visual Networking Index (February 2012) predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% CAGR, reaching 10.8 billion Gigabytes per month.

Source: Mobile Broadband: The Benefits of Additional Spectrum (FCC Report 10/2010)

In another study, Credit Suisse found that commercial networks in the U.S. are operating at 80% of their total capacity, and that 26% of existing cell sites are already operating at full capacity. As such, the limited licensed spectrum resources are nearing exhaustion.

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The FCC has pledged to “source” 500 MHz of additional spectrum within the next 10 years, 300 MHz of which is supposed to be identified and made available within the next five years (FCC Mobile Broadband Report, 2010). In July 2012, the US President's Council of Advisors on Science and Technology (PCAST) reported to Congress with proposals on the next steps to respond to the mandate to clear the 500MHz of spectrum for commercial use. The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption. Among its key recommendations are to adopt new technologies, including cognitive radios, that could help use existing spectrum more efficiently, stating that “the use of new radio technologies, including cognitive radios, will be an important tool in helping increase spectrum capacity and utilization”. The PCAST authors stated that agile (cognitive) radio technologies that make it possible for computerized radio systems to share spectrum on a vastly more efficient basis would make it possible to move from an era of scarcity to one of abundance. The central point of the report is that while there is no new spectrum available, new technologies can vastly increase the capacity of existing spectrum.

Moreover, on July 6, 2012 a Presidential Executive Order was issued regarding the Assignment of National Security and Emergency Preparedness Communications Functions. The order establishes that the federal government must be able to communicate with the public, other agencies, other levels of government and businesses “at all times and circumstances” and in all locations, both domestically and internationally. To ensure this, the order mandates the establishment of emergency communications capabilities that are “survivable, resilient, enduring and effective”. These capabilities are not available in traditional public system networks, but the xMax cognitive radio system has been designed from the ground up to meet the very survivability, redundancy, mobility, interoperability, and resiliency requirements specified by this order.

Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources. A study conducted for the European Commission showed that finding additional shared spectrum resources for wireless broadband could create significant net economic benefits for the European Union. With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020. The Commission, therefore, proposed steps to foster the development of wireless innovations in the EU to ensure that the currently allocated spectrum is exploited to the fullest extent possible. This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

The growth of wireless data over the past few years has made the subject of available spectrum a pressing priority. In fact, the current situation has been referred to as a “looming spectrum crisis”. (FCC Chairman Julius Genachowski, speech to CTIA, October 2009). Responses to this “crisis” have included lobbying efforts to persuade the FCC to find new sources of licensed spectrum and proposals to reallocate existing licensed spectrum. Demand for more spectrum and capacity has also been a key factor in industry consolidation. The rationale given for the AT&T/Cingular merger was based on the fact that AT&T had more spectrum than Cingular, and by combining the companies they could more efficiently serve their customers. Likewise, Verizon’s $3.6 billion bidding to buy unused wireless spectrum and AT&T’S $39 billion attempt to acquire T-Mobile was primarily driven by AT&T’s desire to secure additional spectrum and cell sites in order to provide more capacity across its network.

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It is apparent that there is insufficient spectrum available to satisfy the current and future growth of wireless data. However, this crisis is not solely a result of insufficient amounts of available spectrum, but also the result of inefficient use of the currently available spectrum. Rather than merely demanding more spectrum we believe that the more appropriate response to the call for increased bandwidth would be to shift the focus to getting more use out of spectrum that has already been allocated. More effective utilization of the available spectrum can be accomplished in a number of different ways. Advancements in radio technology, such as the movement to the LTE standard from the previous 3G networks, for example, have allowed for better spectrum utilization. This has been attributed to the incorporation of new advanced technologies such as multiple in, multiple out (“MIMO”) and Orthogonal Frequency-Division Multiple to reduce multiuser interference.

Other methods being employed by network operators to meet bandwidth requirements have included off-loading some of the demand to unlicensed Wi-Fi hotspots and selling in-building femtocells that make use of a customer’s own wired Internet connection. Another approach is to build more cell sites closer together. Each cell site would cover a smaller area, and thus offer the ability to reuse frequencies more times in a larger geographic coverage area. However, such would entail more costs, and is time consuming due to local permitting and other considerations. Many of these approaches have been driven by the need to receive more capacity out of limited spectrum.

While the spectrum currently available cannot satisfy the future growth of wireless data, the idea of getting better use out of spectrum (both licensed and unlicensed) by sharing it is receiving increased attention as a more effective and efficient solution for the industry than simply identifying new spectrum. This has led to industry and policy makers to consider technology-based approaches, such as cognitive radio and opportunistic (i.e. shared) spectrum use.

Users of commercial cellular networks are not the only users that are running out of capacity due to spectrum limitations. Wireless users around the globe such as industrial and enterprise users, public safety agencies and those who use unlicensed spectrum (such as Wi-Fi and White Spaces) are also lacking necessary spectrum, but are not being allocated the necessary spectrum due to the fact that regulators have historically prioritized commercial mobile carriers in the allocation of spectrum assets as the demand for both voice and broadband access continues to increase.

We believe that deployment of cognitive radio networks offers the best solution to addressing the pressing need for more efficient use of spectrum.

Radio Spectrum – A Primer

Radio spectrum is a finite resource. In order to better utilize this limited radio spectrum, we are essentially limited to reallocating swaths held by existing users who will have to either lose some of their spectrum or be moved to other portions of the band.

The best spectrum for two-way radio or cellular types of communications is in lower frequencies. These frequencies are scarce due to technical, historical, and regulatory reasons. A large part of the spectrum (30MHz to 900MHz) that is well suited for cellular and land mobile radio (LMR) is occupied by existing business, industrial, public safety, and other license holders. Additionally, only a fraction of this spectrum is practical for commercial consumption as the usage of lower frequencies requires antennas, filters and other components that do not fit into a portable handheld device. There are also many services that have long used valuable spectrum in frequencies that could be reassigned for mobile data and voice since those services could use some other spectrum efficiently.

The availability of widespread high-speed wireless broadband has led to customer uptake that was far greater than the network operators, device manufacturers, and application developers had predicted. The introduction of the iPhone by Apple was a starting point for soaring broadband wireless service demand, and since that time, new applications, including streaming video for TV and movie services, have proliferated. Network operators are struggling with how to keep up with this demand. AT&T recently reported that 4% of its iPhone customers were accounting for more than 50% of the data traffic on its 3G network, and a Cisco report indicates that today more than 50% of the data traffic on mobile networks is video. This trend is expected to accelerate as network operators begin deploying 4G (fourth-generation cellular services). However, 4G does not address the current spectrum issues, and in fact may make it worse as new bandwidth and spectrum-intensive services are brought to market.

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A recent report from the FCC’s Office of Broadband Development cites a technical paper showing the demand for broadband services outstripping spectrum capacity as early as the end of 2012 (Figure 2).

Source: Office of Broadband Development (FCC)

Cognitive Radio Networks – A primer

The industry definition of a cognitive radio is a device that, unlike a traditional radio, can dynamically find and use available frequency to improve throughput and connectivity. This can be done via real-time sensing that allows the radio to scan for unused frequencies and then instantly tune to such frequencies. Cognitive radios can also rely on a database that can tell it what channels are available (usually based on the radio’s location and known spectrum restrictions in that area).

Either or both of these techniques can be used to help the cognitive radio avoid interference and optimize its throughput and connection reliability on a dynamic basis. With detailed information about its local radio frequency (“RF”) environment, cognitive radios are able to change power output, frequency and receive or transmit parameters, in order to extract latent (unused) bandwidth and capacity from crowded unlicensed, as well as underutilized licensed, wireless spectrum.

The key elements of cognitive radio technology include spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing:

Spectrum sensing may be defined as interference-based detection of transmitters with the ability to look at a portion of the spectrum to see if it contains any transmitters that could cause interference to the cognitive radio system. Making the end user devices and network infrastructure cognitive enables both to dynamically react to a wide range of conditions. In the xMax system, the end user radio is used to inform the network of changes in the RF environment, core infrastructure and other relevant conditions. This allows the network itself, and not just the radios, to adapt dynamically. When only the radio itself is cognitive, each radio will individually optimize its parameters and throughput based on local conditions, without regard to overall system performance. What may be optimal for the radios on an individual basis may not lead to overall network optimization in terms of coverage, throughput or other measures.

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Spectrum management is the ability of the system to capture the best available spectrum for use at any given point in time. It is based on the premise that both terminals and base stations can be directed to change their operating frequencies dynamically as needed to keep the communications from interfering with others in that portion of the spectrum, or of being interfered with by others in the same spectrum. By propagating and collecting data from individual radios across the network, a cognitive system approach can make the entire network smarter, and optimize total network throughput. This enables new and useful features such as self-RF planning that can simplify, and reduce the cost of, the deployment and operation of the network. After the RF data is collected, better utilization and performance can be achieved automatically and continuously. This makes the network vastly more adaptable, self-sustaining and self-optimizing in many ways. The ability for the network to provide a level of self-RF planning is only one example of what a cognitive network can offer. Because a cognitive radio network can self-optimize and self-configure, little-to-no frequency coordination between cognitive radio nodes or other radio networks operating in the same frequencies is needed. This leads to an often overlooked benefit of having a self-planning, self-optimizing network: it reduces or eliminates the need for skilled radio technicians. These cognitive radio networks use software, powerful on-board computing power and real-time RF sensing to supplant expensive and overburdened radio technicians. The smart network goes beyond self-frequency planning to also encompass dynamic capacity shifting. That is to say that when a cell is lightly loaded, it can automatically abandon one or more channels in any given sector, thus making those channels available for adjacent cells to use if loading at that cell justifies the need for more spectrum. In addition to the ability to shift spectrum resources around to other cells, it also makes the network as a whole a good neighbor to other systems that might be trying to use the same spectrum in a shared band (like TV White Spaces) by using the minimum amount of spectrum at any given time. Moreover, these capabilities allow xMax networks themselves to become mobile, adapting to new spectrum conditions and terrain ‘on-the-go’, making xMax an excellent solution for expeditionary deployments by defense, public safety and emergency agencies.

Spectrum mobility refers to the ability to make use of spectrum dynamically, commonly called dynamic spectrum access (DSA). The system can decide to change bands or channels within the spectrum in which they are operating.

Spectrum sharing is the ability for a cognitive radio system to operate in shared spectrum (unlicensed spectrum, for example), detect stations that interfere with the transmissions, mitigate that interference if possible, or avoid it by changing operating frequencies or other system parameters. By enabling xMax to tolerate high levels of interference before requiring the radios to switch channels, more “gray spectrum” (containing interference or jamming) can be used in place of white spectrum (clean and interference-free). This makes these white spectrum channels available for other radios that cannot mitigate the interference on their current channel. The overall capability increases the network’s total throughput and capacity greatly – without consuming additional scarce spectrum resources.

Spatial processing is the use of multiple integrated receiver chains known as MIMO systems that can provide another layer of resistance to interferers. MIMO processing allows better use of the radio channel to improve link budget and data rates. By employing advanced signal processing techniques, the system can also be used to track and mitigate interference from multiple mobile transmitters using sophisticated signal processing algorithms. The ability to mitigate, rather than simply run away from interference will be critical going forward. It is becoming clear that soon (if not already) there will be no more “white spaces” and that all spectrum will be made up of “gray spaces” (interference laden frequencies) caused by a system’s own self-interface or that which is caused by other nearby systems.

A true cognitive or intelligent radio network will make use of most, if not all, of these capabilities in order to be able dynamically to keep the system operating by mitigating or avoiding interference that may show up in the frequencies the cognitive network is currently using. If the interference becomes too severe, an intelligent system will be able to locate other spectrum and shift the radio links to new frequencies nearly instantaneously. Using cognitive radio techniques, the cognitive network can intelligently share spectrum and extract more bandwidth via “opportunistic use” of shared spectrum resources.

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Today’s cognitive radio systems are taking advantage of new antenna technology (such as MIMO) and digital signal processors (DSPs) with advanced, innovative software algorithms. This evolution has also yielded a class of DSPs that are incredibly powerful, yet still energy-efficient. These and other technologies are enabling a new generation of smart (i.e., cognitive) radios. In general, the limiting factor in high capacity wireless systems is interference. As stated above, there are a number of ways to deal with interference to keep the communications link up and running. Unlike traditional systems (such as 3G and 4G), cognitive systems can recognize and then deal with interference locally and in real-time, thus greatly increasing the capacity of new and existing spectrum.

Products

xMax®: the first implementation of xG’s innovative cognitive radio intellectual property is xMax®, a carrier-class cognitive radio network system. Operating initially within the 902-928 MHz license-free band, xMax® is a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® technology we are developing is spectrum agnostic. In any spectrum band that we operate in, we break the band into channels and sub channels. We then use spatial processing and adaptive modulation to mitigate interference in that band. If the band is unusable because of overwhelming interference, we then use dynamic spectrum access to change to another channel or band. The xMax® product suite we are currently developing is band specific due to the current limitations in RF technology that can be produced for a given size, cost and complexity. Multiband, small, portable devices today require custom developed integrated circuits, which are on our technical roadmap, but not currently available. The mid-term objective is to transition implementation of xMax to a licensing and chip business model.

xMax represents a turnkey network solution that includes rapid-deploy self-organizing access points (base stations), fixed and mobile personal Wi-Fi hotspots, mobile switching centers, as well as network management and deployment tools. A key feature of the xMax system is the ability to leverage off-the-shelf commercial mobile devices (such as smartphones, laptops and tablets), resulting in reduced network infrastructure, maintenance and operational costs. We believe that this solution represents the first commercially available, fully mobile and integrated VoIP and broadband network giving access to the ‘last mile’ to the customer while able to use the Internet for backhaul. The xMax system allows mobile operators to utilize free, unlicensed 902-928 MHz ISM band spectrum (available in most of the Americas) instead of purchasing scarce licensed spectrum which can be prohibitively expensive. In addition, xMax® cognitive radio technology can also be used to add additional capacity to licensed spectrum by identifying and utilizing unused bandwidth in those frequencies.

xMax utilizes an advanced cognitive radio technology that incorporates OFDM and MIMO to yield outstanding interference rejection, high mobility, and resistance to fading. All xMax products leverage an array of high-performance, low-cost digital signal processors (DSPs) that enable multidimensional signal processing that mitigates interference and dynamically optimizes available spectrum. xMax’s software defined radios (SDR) are inherently frequency-agile, allowing network access points and user devices to automatically retune and operate on clearer channels within the band. This combination of powerful signal processing and frequency-agile hardware gives xMax unmatched capabilities to deliver a licensed spectrum experience using unlicensed spectrum.

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Below is a diagram that provides a high-level overview of the xMax network architecture:

The product portfolio that we have created by combining advanced computer processing power and novel wireless design means that a technology solution is now a viable alternative to past public and private spectrum acquisition policies. We employ a multifaceted cognitive radio approach that combines innovative dynamic spectrum access attributes with sophisticated interference mitigation capabilities. The latter is punctuated by industry-leading MIMO smart antenna attributes. Employed in concert, these capabilities help squeeze additional usable spectrum out of airwaves once considered unusable for advanced mobile communications.

xMod:

The xMax xMod is a device that allows users of Wi-Fi-enabled smartphones, tablets, notebooks and other devices to seamlessly access the Internet through the xMax cognitive radio network. The xMod acts as a transparent protocol bridge that connects end user devices to the wide-area xMax network using secure Wi-Fi links, USB or Ethernet cables. It supports fixed and mobile users and has been designed to provide exceptional QoS (Quality of Service) and MoS (Mean Opinion Score) while supporting calls, texting (SMS) and broadband data streams over the xMax network.

The xMod includes a Wi-Fi router chip that allows it to simultaneously support multiple external devices wirelessly. It enables operators to deploy long-range xMax networks that can smoothly integrate with the large installed base of Wi-Fi and Ethernet-capable wireless devices. Subscribers can easily install and set up an xMod to support any device having a Wi-Fi, USB or Ethernet connection. By incorporating high-power xMax radios and 2x4 MIMO technology, xMods can provide range and reliability that is superior to Wi-Fi-based wide-area systems.

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The xMod and xMax system support nomadic and fully mobile connectivity (including seamless high-speed handoffs) which allows xMax operators to offer on-the-go services that exceed those of cable and DSL. xMax can be deployed in fixed, mobile or nomadic configurations.  When deployed in a fixed manner rural telecommunications operators could recover the cost of the network via the Universal Service Fund (“USF”) subsidy mechanism.  Recent regulatory reform has begun to transition USF support from telephone to broadband services.  Because xMax can effectively carry both voice and data, we believe that xMax is well suited for rural carriers to handle such a migration. As with all the components in the xMax family of products, the xMod is designed to offer maximum range, flexibility, throughput and reliability, while minimizing network deployment and management costs. This makes xMax a comprehensive and profitable solution for WISPs, mobile telecommunications operators and other service providers.

xAP:

The xMax xAP is an all-IP, high-performance wireless access point that delivers unmatched range, coverage and reliability in even the most challenging conditions. For the first time, the xAP brings together game-changing technologies including Software Defined Radio (SDR), Cognitive Networking and a 2x4 MIMO in a compact and affordable broadband access point. These capabilities enable the xAP to deliver class-leading range and throughput for fixed, nomadic and mobile applications.

xMax radios and 2x4 MIMO technologies give the xAP range and reliability surpassing Wi-Fi-based systems. The xAP (as well as all xMax components) supports nomadic and fully mobile connectivity, including seamless high-speed handoff that allows xMax operators to offer on-the- go services that cable and DSL can’t match. As part of the xMax family of products, the xAP is designed to offer maximum coverage, throughput and robustness while minimizing network deployment and management costs, making it, we believe, a highly attractive solution for WISPs, mobile telecommunications operators and other service providers. Self-Organizing Networking (SON) technology simplifies and speeds deployment for commercial, private and tactical networks.

The xAP is a small, single channel device that provides a data rate up to 6 Mbps per channel over a range of 1 to 5 miles (non-line-of-sight) and up to 15 miles (line-of-sight) depending on conditions. Multiple xAPs can be collocated to increase system capacity. All xAPs are GPS time-synchronized to avoid self-interference, which greatly increases overall system capacity and load leveling. These features, along with deterministic Media Access Control (MAC) for high-quality voice calls, give the xMax system superior scalability in real-world conditions.

Having numerous accessible channels allows neighboring network nodes (made up of one or more xAPs) to utilize non-interfering channels automatically. This allows the system to grow and scale easily without redesigning the network RF plan each time a device moves, or when xAPs or users are added or removed from the network.

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xMSC

The xMax Mobile Switching Center (xMSC) is the backbone network element in the xMax regional network. The xMSC controls the delivery of the voice and data services, and manages all elements in the regional network (access points and end-user devices).

The xMSC acts as both a base station controller and aggregation point for the connected xAPs. It performs routing and security functions, as well as proprietary mobile voice over IP (VoIP) optimization and compression. The xMSC is typically connected to the Global Information Grid (GIG) and one or more VoIP soft switches.

xMonitor/xDrive:

These software tools provide integrated and comprehensive network and element management for the xMax network, as well as mobile network throughput and coverage optimization.

xMonitor is a component of the xMSC that monitors the status and health of all xAPs, xMSC elements, and VoIP core elements. It provides end-to-end IP network management and monitoring services. xMonitor is a web-based application that is installed at the operator’s Network Operation Center, enabling remote management of network status. The program runs as a live application that continuously collects data from the network, updating the aggregated information without user intervention. It can be programmed to display specific views around the clock – providing an at-a-glance heads-up display from which to survey the network.

xDrive is a drive mapping utility designed to gather, display and log performance statistics from the xMod. It allows field technicians to map the coverage of a deployment of xAPs, as well as providing xMod to xAP to link statistics.

Competition

The wireless technology sector is intensely competitive and is rapidly evolving. Several vendors have researched and experimented with cognitive radios. This research predominately falls under the traditional industry defined use of a cognitive radio where cognitive capabilities are restricted to dynamic spectrum access (“DSA”) within the radio device. However, we believe that only a few vendors are undertaking development across all the key elements of cognitive technology: spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing.

As an example, both Spectrum Bridge and Microsoft have developed a database approach to frequency reuse. This method was developed specifically to enable unlicensed broadband systems to coexist with existing TV transmitters in the TV White Spaces band.

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Our competitors include:

Cognitive Radio Companies

Neul Ltd. was started in Cambridge, UK in 2010 by a group of entrepreneurs. Neul is focused on building data-only Machine-to-Machine (M2M) products that utilize the TV channels that are no longer used as the industry switches from analogue TV to digital TV. Neul’s current products consist of a base station, battery powered terminal device, antennas and a set of PC based network management tools.

Shared Spectrum Corporation (SSC) - Founded in 2000, SSC is a developer of dynamic spectrum access and spectrum management technologies based in Vienna, Virginia. The company was the recipient of numerous research grants under the Defense Advanced Research Program Agency (DARPA).

Other Competitors

Rural Broadband Sector:

Ubiquiti Networks: In October 2011, Ubiquiti completed an IPO, and reported net revenues of $166 million and net profit of $6 million for the last six months of 2011. Ubiquiti has a reputation for very low cost products that are basic in functionality and as such, is believed to have captured up to 70% to 80% of the WISP market globally.

Cambium Networks: Vector Capital purchased the Canopy and Orthogon wireless broadband product businesses from Motorola and formed Cambium Networks. Canopy had been a leading solution for WISPs, but has lost the majority of its market share to Ubiquiti over the past 24 months. Prior to its acquisition by Vector, the combined annual revenues for Canopy and Orthogon product lines were believed to be in the $40 million to $60 million range though there is debate on whether they were profitable. Cambium currently sells the existing products inherited from Motorola, and is in the process of releasing one or more new products. Their products are considered high quality, but expensive in comparison with Ubiquiti.

There are numerous other players in this space, though none appear to have more than low single digit market share, including Alvarion and Carlson Wireless.

Public Safety Sector:

Motorola Solutions: Motorola Solutions (MS) is the part of Motorola Inc. that remains after the divestiture and subsequent purchase of Motorola’s handset division by Google. As a standalone entity, MS had over $6 billion in revenue and over $2 billion in net profit for 2011. It is a global player and holds a highly dominant market share in the U.S. of over 80% in public safety and government wireless networks.

While the vast majority of MS revenue is from voice-only systems, it has been aggressive in its development and distribution of data solutions for this market. MS has leveraged its extensive research and development and know-how to deliver an LTE based solution to operate in the newly allocated public safety 700MHz bands (i.e., D block).

The graph below shows market share for LTE systems by vendor:

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Source: “Public Safety LTE: Applications, Market Players and Forecasts 2011 – 2015,” Oct. 2011, Mind Commerce.

Military/DoD:

There are several large and significant companies that provide wireless communications systems to the U.S. and International military agencies. A list of the major suppliers includes:

Harris Corporation

ITT Industries

Raytheon

Boeing

Thales Communications

Lockheed Martin

Revenues for each of these companies range from the hundreds of millions to billions of dollars for annual wireless sales to the global defense market. It is common for one competitor on this list to be a subcontractor to another competitor who is the prime contractor and vice-versa as programs of record ramp up and ramp down over time.

Competitive Positioning

Regulatory risk - we believe that our choice to initially develop our cognitive radio technology utilizing the unlicensed 902-928 band exposes us to less regulatory risk than companies building products upon newly available TV White Space frequencies. Whereas the 902-928MHz band has withstood multiple attempts to redefine the rules regarding its use, newer frequency bands such as TV White Spaces have yet to demonstrate their permanence. Specific initiatives to license off TV White Space frequencies for cellular carrier use are being promoted by licensed spectrum stakeholders. While our core technology can be adapted for operation upon such newly available frequencies once their staying power has been demonstrated, we believe that we are not subject to the same make-or-break dependency upon the availability of TV White Spaces as are most other cognitive radio product companies.

Mobility – we have specifically developed our product line to support mobility. We believe that mobility is an important differentiator with regard to our offering in the marketplace. Designed to do its own RF planning automatically by automatically utilizing an extended range of non-interfering channels without manual intervention, xMax will offer the ability to make the entire network infrastructure mobile, with xAP base stations able to move in relation to each other as well as to xMods and users. We believe this feature will be unique to xMax and will address a major capability gap for defense, homeland security, and public safety agencies which all require “on the move” communications networks. These agencies currently have no equipment or capacity for this identified and urgently needed capability.

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Supports both real-time VoIP and data sessions utilising a single set of infrastructure - Most IP systems do not carry large numbers of simultaneous voice conversations. We have focused on designing a core technology that is capable of carrying both mass-scale voice and data sessions on the same network.

Interference mitigation – Whereas most efforts to date focus on interference avoidance, we have extended our core competency into the realm of interference mitigation. In a world where wireless demand is certain to result in more, not less, congested airwaves, we believe that our intellectual property that can help to ameliorate interference is a unique competitive advantage in the marketplace.

Strong engineering management team - We maintain a strong, product-driven, engineering team with a track record within the Ad-Hoc wireless networking domain with Motorola Mesh Networks.

No federal government unlimited use licenses – We have solely funded the development of our intellectual property, which is, accordingly, unencumbered by any federal government unlimited use licenses.

Strong Patent Portfolio – We maintain a strong intellectual property portfolio that presents a barrier to entry to other firms that may attempt to develop cognitive radio network technology.

We believe we compete favorably on these factors. However, our industry is evolving rapidly and is becoming increasingly competitive. Other developers could develop alternative wireless cognitive networks and other technologies that may adversely affect our ability to attract and retain customers. These competitors may include companies of which we may not be currently aware. Many of these competitors have greater resources than we do and there can be no assurance that we will be able to effectively compete with them.

Manufacturing and Suppliers

Our strategy is to retain contract manufacturers to manufacture, test, assure the quality of, and ship our products. We will primarily utilize contract manufacturers located in the United States to ensure proximity between the manufacturer and our design and development engineers and with the initial customers we anticipate winning.

Our internal manufacturing organization will consist of a small number of supply chain managers, employees and contractors who will supervise the manufacture of our products at contract manufacturer sites. We will rely on our contract manufacturers, test engineers and our internal quality assurance resources to implement quality assurance programs designed to assure high product quality and reliability. Our plan is to pre-qualify for retention more than one contract manufacturer from time to time.

In the future, it is our strategy to focus on our core strengths which is innovation and technology design and the development, creation and exploitation of our intellectual property. Accordingly, we ultimately plan to become a designer, developer and fabless supplier of xMax integrated circuits and system software solutions for xMax products where we would supply integrated circuits produced by third party manufacturing partners under license, software, reference designs, features, tools and technical support.

We rely on third party components and technology to build our products, and we procure components, subassemblies and products necessary for the manufacture of our products based upon our design, development and production needs. Once we have retained a contract manufacturer, they will be responsible for obtaining these components, subassemblies and products. While components and supplies are generally available from a variety of sources, we currently depend on a single or limited number of suppliers for several components for our products. We are using a single source digital signal processor that may be difficult to replace with an equivalent performance device. In the longer term, we are planning to adapt the xMax system to run on multiple low cost platforms. We rely on purchase orders rather than long-term contracts with our suppliers. We do not currently stockpile enough components to mitigate any potential supply disruption if we are required to re-engineer our products to use alternative components.

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Intellectual Property

Our business is significantly based on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop our technologies and products. We have developed a broad portfolio of intellectual property that covers wired and wireless communications systems. As of November 30, 2012, in the US, we have 40 patents granted, 21 patent applications pending, and 3 provisional applications pending. Internationally, we have 47 patents granted, 86 patent applications pending, and 12 Patent Cooperation Treaty (PCT) applications.

Areas of our research and development activities that have culminated in filings and/or awarded patents include:

• RF Modulation

• Compression (protocols, payload, signalling, etc.)

• Modulators/Demodulators

• Antennas/Shielding

• Wired and Wireless Networks

• Media Access Control Protocols

• Interference Mitigation

• Cognition enabling over the air protocols (MAC layer)

• Wireless data compression

• Dynamic Spectrum Access (DSA)

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our products and other intellectual property. We typically own the copyright to our software code, as well as the brand or title name trademark under which our products are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. Our registered trademarks in the United States include “xG”, and “xMax”, the names of our suite of products, among others.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products are sold or distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

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Companies in the mobile wireless communications technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We may face allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As our business grows, we will likely face more claims of infringement.

Government Regulations

Regulators’ Role in Spectrum

In the past, all radios were designed with the assumption that they were operating in a spectrum band that was free of interference. There was no requirement to design radios with the ability to dynamically change channels or change spectrum bands in response to interference. These radios required pristine, dedicated licensed spectrum to operate. This led to the FCC and other regulators worldwide licensing spectrum to a particular network operator, for example, cellular paging or wireless service provider so that interference would be carefully controlled. Because of this past legacy, significant blocks of spectrum were underutilized. Even in spectrum bands that might be considered to be highly utilized, valuable spectrum can sit idle in sparsely populated areas or at certain hours of the day when network use dramatically drops.

There are also applications such as paging that have fallen out of favor and contribute to this underutilization. Despite the dramatic drop in the use of pagers, a large amount of spectrum is still dedicated to this application. This regulatory policy has led to inefficient use of spectrum and consequently the declaration of a spectrum crisis. While regulators are continuing to allocate spectrum based upon this assumption that radios do not have the ability to share spectrum, they are now starting to embrace the concept of shared spectrum and the opportunistic use of spectrum enabled by cognitive radio networks.

Regulators are starting to ease the rules relative to the allocation and access of spectrum. A good example of this is the shared use of TV broadcast spectrum via the creation of TV White Spaces (TVWS) for wireless broadband. The FCC and other spectrum regulatory agencies like the UK’s Ofcom have begun the process to allow cognitive radios to use freed-up spectrum resulting from the transition from analog to digital TV broadcasts. For example, TV white space continues to gain momentum in the US and Europe with multiple deployments and trials being supported by some of the world's largest technology companies. Furthermore, a new group has been formed called AIR.U that is being funded by Microsoft, Google and others to utilize TV White Spaces to bring high-speed Internet services to rural campuses, schools and other institutions in the US. Similar initiatives are being undertaken in the UK with extensive trials being done in both urban and rural settings using TV White Spaces. In addition to two of the largest technology companies mentioned above, Nokia is also taking a leading role in the UK's TV White Space trials. While there have been rumors circulating that the FCC was somehow taking back TV White Spaces, there appears to be no actual indication of this taking place. In fact, the FCC appears to be approving more TV White Space database administrators as well as certifying additional radio platforms for operation in TV White Spaces. It is possible, nonetheless, that over time, TV White Spaces could be reclaimed by Congress or the FCC and re-auctioned for licensed use. However, that is a risk any unlicensed spectrum faces and has never actually occurred in the US. Other countries globally are also seriously considering creating their own TV white space allocations. These countries include Canada, Brazil and the EU.

Operators and consumers are able to use available unlicensed spectrum bands for the delivery of new applications and inexpensive broadband capacity. An example of this is the data offload efforts of some carriers that use 802.11 Wi-Fi (in the 2.4 and 5.8 GHz unlicensed bands) in densely populated areas where their 3G network is congested. This allows carriers to continue supporting mobile voice and data services over their licensed spectrum, while data that can be consumed at a fixed location (airport, coffee shop, office, etc.) is forced over an unlicensed Wi-Fi link. However, the popularity of Wi-Fi and other devices that use these frequencies has resulted in crowded and noisy spectrum that not only has to support the carriers’ smartphone data, but all other applications from other devices in that band as well. The interference in these bands affects the capacity and efficiency of this spectrum for conventional radios. However, where conventional radios see “walls of interference”, cognitive radios can uncover “windows of opportunity” and recover up to 85% of the total unused bandwidth in these frequencies.

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The FCC’s Part 15 rules that govern use of the 902-928MHz ISM band and other unlicensed spectrum bands are well established and are considered responsible for creating an environment where technology and innovation has flourished. They are recognized as having helped create an industry that has generated tens of thousands of high technology jobs, added billions of dollars to the United States economy, and brought the benefits of a wide variety of convenient, economical communications devices to business, industry, education, health care providers and consumers alike. While there have been some attempts to challenge them, they have always been reaffirmed and we have every reason to believe they will remain so.

Even during the recent debates over spectrum policy, there have been no suggestions put forth by the FCC, the Congress or industry to repurpose the ISM unlicensed band to a licensed one that could be auctioned off. The reallocation of a band that is in active use by so many devices would be prohibitively disruptive. Given the long history and widespread use of the ISM band for such a wide array of communications, we feel very confident that it will remain open to use by technologies such as xMax for the foreseeable future.

Underserved and underpenetrated markets. Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets and for offering a host of other services and solutions. According to a forecast by Gartner, fixed network household broadband penetration rates for 2009 and 2010 in emerging countries were a fifth of the broadband penetration in developed countries, whereas the aggregate number of households in emerging countries was approximately four times the aggregate number of households in developed countries. We believe this is due to the lack of an established network infrastructure and the high initial deployment costs of wired networks. Gartner also estimates that fixed network household broadband penetration in emerging markets will increase from 10% in 2008 to 19% in 2013. We believe this estimate understates the global penetration rates that could be achieved if carrier class wireless solutions were broadly available at a fraction of the established market costs.

Limitation of existing solutions. Existing wireless networking technologies such as standard 802.11 based Wi-Fi, WiMAX and LTE have been designed to satisfy the increasing demand for broadband access and support mobility. According to a Gartner forecast in May 2011, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a CAGR of 34%. However, these existing alternative networking solutions often fail to meet the price-performance requirements of wireless networking in emerging markets, which in turn has led to low penetration and large populations of unaddressed users in these areas. As a result, there is a strong need for cost-effective solutions to deliver wireless networking solutions to consumers and enterprises in underserved and underpenetrated markets. These solutions must be robust and provide service equivalent to that of alternative wired and wireless solutions while simultaneously meeting the economic objectives of network operators and service providers in these markets.

Increasing use of the unlicensed spectrum. Private industry in underserved and underpenetrated markets worldwide has responded to the lack of wired infrastructure by deploying wireless networks utilizing unlicensed RF spectrum. These network operators and service providers often cannot afford the capital outlay to acquire licenses for the licensed RF spectrum and have consequently designed their wireless networks for the unlicensed RF spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. As a result of high demand for the unlicensed RF spectrum, use of this spectrum to provide high quality wireless networking has become more challenging and congestion is limiting the growth of wireless networks.

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Government incentives for broadband access. Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses. For example, in many countries, including the United States, the responsible regulatory agencies have released the spectrum previously used for broadcast TV, known as the TV White Space, to relieve some of the congestion. The United States and other countries have adopted stimulus plans to increase the delivery of robust broadband access in unserved and underserved areas. The World Bank has reported that 12 countries and the EU have committed an aggregate of $122.4 billion in broadband stimulus funds to date.

Employees

As of November 30, 2012, we employed 59 full time equivalent employees, contractors or consultants, which included 41 in research and development, five officers, four in general and administrative, four in business development, three in operations and two in marketing. As of that date, we had 58 full time equivalent employees, contractors or consultants, based in the United States. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union or is a party to a collective bargaining agreement.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights.

On July 15, 2010, in connection with a claim filed by us in the United States District Court for the Southern District of New York for breach of a securities purchase and option agreement entered into on April 21, 2009 between us and Spartan Mullen et Cie, S.A., the Court gave judgment in our favor in the total amount of $8.6 million with post-judgment interest. The amount received under the securities purchase and option agreement of $1.0 million in 2009, which was credited to Other Reserves pending the outcome of the case, was credited to income in the year ended December 31, 2010. The Company is considering its options with regard to enforcement of the balance of the judgment.

Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of this matter will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT

The following table sets forth the names, ages and positions of all of the directors and executive officers of the Company and the positions they hold as of the date hereof.

Name	Age	Position Held With The Company
Richard L. Mooers	49	Executive Chairman of the Board and Director
John C. Coleman	58	Chief Executive Officer and Director
Roger G. Branton*	45	Chief Financial Officer, Secretary and Director
Joseph Bobier	53	Chief Technology Officer
James Woodyatt*	45	President and Director
Gary Cuccio**	66	Director
George F. Schmitt	69	Director
Palmi Sigmarsson*	50	Director
Mats Wennberg *	54	Director
Kenneth Hoffman**	56	Director
Larry C. Townes**	63	Director
Raymond M. Sidney**	43	Director

* It is intended that these named directors will resign as directors upon the effectiveness of this Registration Statement; and

** It is intended that these named persons, who will meet the requirements of “independence” under the pertinent NASDAQ rules, will be appointed as directors upon the effectiveness of the Registration Statement on Form S-1.

Richard L. Mooers, Executive Chairman of the Board and Executive Director

            Together with Roger Branton and Joseph Bobier, Richard Mooers co-founded xG Technology, Inc. in August, 2002. Mr. Mooers has served as our Executive Chairman and a director of the board since inception. He also serves as Chairman and Director of MBTH a company he co-founded with Roger Branton and George Schmitt in 2010. Richard graduated summa cum laude from the University of Maine, with a Bachelor of Science degree in business administration in 1985. Mr. Mooers will resign as Executive Chairman upon the effective date of this Registration Statement.

John C. Coleman, Chief Executive Officer, Chief Operating Officer and Executive Director

Mr. Coleman brings to us 34 years of combined experience in expeditionary operations from both government service and the private sector.  Since June 2010, he has served as the Chief Executive Officer and Chief Operating Officer of the Company.  From January 2009 to June 2012, he was the Chief Executive Officer of Joint Command and Control Consulting (JC3), a consulting services firm he founded that is focused on the development, integration, and delivery of mature and emerging technologies in support of expeditionary operations, particularly as related to command, control, and communications. In conjunction with its strategic partners, JC3 provides C4ISR-related systems, service, training, and support to expeditionary responders, both civil and military.  He also served as a Vice-President of Hunter Defense Technology, a position he held from July 2006 to December 2008.  In the thirty years preceding private sector employment, Mr. Coleman served the United States as a U.S. Marine Officer. Defining the character of his service upon retirement, Mr. Coleman was awarded the nation’s Distinguished Service Medal, an honor very rarely and only under exceptional circumstance bestowed to Marines below the rank of General Officer.

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Roger G. Branton, Chief Financial Officer and Executive Director

Together with Richard Mooers and Joseph Bobier, Roger Branton co-founded xG Technology, Inc. in August, 2002. Mr. Branton has served as our Chief Financial Officer and Director since inception. He also serves in similar capacities at MBTH, a company he co-founded with Richard Mooers and George Schmitt in 2010.  He graduated from West Chester University in Pennsylvania with a Bachelor of Science degree in accounting. He trained as a certified public accountant in 1989. Mr. Branton will resign as a Director upon the effective date of this Registration Statement.

Joseph Bobier, Chief Technology Officer

Together with Richard Mooers and Roger Branton, Joseph Bobier co-founded xG Technology, Inc. in August, 2002. Mr. Bobier has served as our Chief Technology Officer since inception. He invented much of xG's core technology, and holds several additional patents for wireless technology. Joe continues to advance the technology through patent filings. Before “Wi-Fi” had a name, he successfully developed and deployed such wireless systems in the U.S. and Europe. He received his initial training in the US Navy where he was schooled in advanced electronics and satellite communications. He qualified for and earned the highest licensing designation recognized by the FCC. He holds several US and foreign patents for electronic designs in the area of photovoltaics. Mr. Bobier has lectured for organizations including NASA and British Petroleum in the areas of photovoltaic power systems, electronic power conversion and telemetry systems.

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James Woodyatt, President and Executive Director

Mr. Woodyatt has served as our President since April 20, 2012 and as a director of the Company since January 2007.  He also served as our Deputy Chief Executive Officer from June 2007 to April 20, 2012, at which time James assumed the President title.  From February 2006 until October 2011, James served as President of Veegoo Holding SA, a company he co-founded in 2006 and as a Managing Director of Veegoo Capital Services SA, a group which is active in business advisory and private equity. Mr. Woodyatt will resign as a Director upon the effective date of this Registration Statement.

Gary Cuccio, Director

Mr. Cuccio has agreed to serve as a director commencing upon the effective date of this Registration Statement. Gary Cuccio has over 35 years of broad operating experience in wireless, software, engineering, operations, sales and marketing. Mr. Cuccio currently serves as Chairman of Openet Telecom Ltd. Based in Dublin, Ireland, Openet Telecom is a venture-backed software company providing IP mediation to leading Telco’s on a global basis. Mr. Cuccio also serves on the board of mBlox, a venture-backed startup providing a service bureau for SMS messages in the wireless space. Headquartered in London and Sunnyvale, CA, mBlox operates in Europe, the U.S. and Asia. Previously, Mr. Cuccio was CEO of ATG, a CLEC based in California, Oregon, and Washington. Prior to ATG, Mr. Cuccio was CEO of LHS group (Nasdaq: LHSG), a Telco billing software supplier. LHS was acquired by Sema, a French software company, in Q3, 2000 for $6.8BB. Mr. Cuccio was also COO of Omnipoint, a PCS mobile wireless carrier. Mr. Cuccio’s experience also includes several positions held at Airtouch, most notably Vice President of Operations for Europe, Vice President, Asia and President of Airtouch Paging. The company was merged with Vodafone in 1999. Mr. Cuccio started his career with 27+ years at Pacific Tel in Operations, Engineering, Customer Service and Sales & Marketing, ending his tenure there as VP / General Manager. Mr. Cuccio received his AMP from Harvard University, his MBA from St. Mary’s College and his BA in Political Science from California State University Los Angeles.

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Kenneth Hoffman, Director

Mr. Hoffman has agreed to serve as a director commencing upon the effective date of this Registration Statement. Mr. Hoffman joined the Company in August 2010 as an advisor.  Ken Hoffman is vice president of regulatory relations for Florida Power & Light Company, the rate-regulated subsidiary of NextEra Energy, Inc. (NYSE: NEE), one of the nation’s leading electricity-related services companies. He is responsible for providing assistance in the management and oversight of FPL’s regulatory activities before state regulators and the State Legislature on energy matters. Mr. Hoffman joined FPL in 2008 after a successful career in private law practice specializing in the representation of public utilities and telecommunications companies before the Florida Public Service Commission, the Florida Legislature and the Florida courts. Prior to joining FPL, he was a shareholder at Rutledge Ecenia Purnell & Hoffman, PA, in Tallahassee, Florida for 14 years.

George F. Schmitt, Director

Mr. Schmitt has over 40 years of broad telecom experience in wireless and wireline companies and joined the Company in March 2011 as a director.  Mr. Schmitt has agreed to serve as our Executive Chairman upon the effective date of this Registration Statement.  He also serves as the Chief Executive Officer of MBTH, a position he has held since December 2010.  Mr. Schmitt currently sits on the board of directors of Kentrox and Calient.  Mr. Schmitt previously served as a director of TeleAtlas, Objective Systems Integrators, Omnipoint and LHS Group.  Mr. Schmitt is a principal of Sierra Sunset II, LLC and serves as a Trustee of St. Mary’s College.  Previously, Mr. Schmitt was CEO and a director of Espire Communications which filed Chapter 11 bankruptcy 10 years ago.  In addition, Mr. Schmitt has served as a director of many privately held companies including Voice Objects, Knowledge Adventure, Jungo and Cybergate, among others.  Mr. Schmitt has also served as Financial Vice President of Pacific Telesis and chaired the Audit Committees of Objective Systems Integrations and TeleATLAS.  Mr. Schmitt received an M.S. in Management from Stanford University, where he was a Sloan Fellow, and a B.A. in Political Science from Saint Mary’s College

Raymond M. Sidney, Director

Dr. Sidney has agreed to serve as a director commencing upon the effective date of this Registration Statement. Dr. Sidney has established several real estate investment ventures and been involved with a number of companies, including Covia Labs, Hemedex, Edison2 and Commuter Cars as an investor, board member or advisor. He also serves on the Vision Circle of the X PRIZE Foundation. Prior to this, Dr. Sidney was the second software engineer hired at Google, Inc. Previously, Dr. Sidney had worked as a security expert and software engineer at RSA Labs and D.E. Shaw & Co., among other companies. He provided the implementation expertise for RC6, RSA's candidate cipher for NIST's quest for AES, a successor to the Data Encryption Standard. Dr. Sidney attended Caltech and Harvard, and he received a bachelor’s degree in mathematics from Harvard in 1991. He then entered the graduate program in mathematics at MIT, where he specialized in cryptography and received a PhD in 1995.

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Palmi Sigmarsson, Director

Palmi has been a licensed securities broker since 1989. For the last 20 years, he has been working as an investment advisor to several pension funds high net worth private investors and large corporations in Scandinavia. Palmi graduated from the University of Iceland in 1986 with a master’s degree in business administration. From 1987 to 1990 Palmi served as head of an institutional securities brokerage at Iceland Investment Corporation, which was the first listed securities company in Iceland. From 1991 to 1995, Palmi was the managing director of Reykjavik Securities (Handsal hf.), a licensed securities company. From 1991 to 1993, Palmi was also appointed as a representative of Icelandic securities companies to a committee formed by the Icelandic securities industry, tasked with reviewing the Icelandic securities law. He also headed two privatisation projects for the Icelandic government. He moved on to work at Spectra Kapitalforvaltning AB, a licensed securities company, from 1996 until 2004, where he headed the Icelandic branch of the company. He currently runs his own advisor company, PS Consulting ehf, which focuses on providing advice to both private and corporate professional investors.  Palmi serves on the xG Technology, Inc. Board of Directors' Audit and Remuneration Committees. Mr. Sigmarsson will resign as a Director upon the effective date of this Registration Statement.

Larry C. Townes, Director

Mr. Townes has agreed to serve as a director commencing upon the effective date of this Registration Statement. He also currently serves as the Chief Executive Officer of Townes Tele-Communications, Inc., a position he has held since 1981. At Townes Tele-Communications, Mr. Townes directs the operations of a widely diversified group of companies. These include eight incumbent rural telephone companies operating in seven states, wireless operations which include cellular radio service, petroleum exploration and production, agricultural operations and related riparian rights.

Mats Wennberg, Director

Mr. Wennberg has served as a director of the Company since 2004 and also served as our Chief Executive Officer from January 2004 to September 2005.  At present, he serves as Chief Executive Officer of Wennberg Consulting AB, a management services company which he founded in 2002.  In addition, he serves as the managing director of Wennberg Industries AB, a company which has invested in a number of early stage software focused companies.  Mr. Wennberg will resign as a Director upon the effective date of this Registration Statement.

On April 20, 2012, our board of directors voted to increase the number of directors fixed by the board from 7 to 12.

Board Composition and Committees and Director Independence

Our board of directors currently consists of seven members: Richard L. Mooers, John C. Coleman, Roger G. Branton, James Woodyatt, George F. Schmitt, Palmi Sigmarsson and Mats Wennberg. Richard L. Mooers, George F. Schmitt and John C. Coleman, will serve until our next annual meeting and until their successors are duly elected and qualified, while the other directors will resign from the board and Gary Cuccio, Kenneth Hoffman, Larry C. Townes and Ray Sidney will be appointed to the board upon the effectiveness of the Registration Statement of which this prospectus forms a part, in order to comply with Rule 5602 of the Nasdaq Stock Market Rules regarding the independence of the members of the board of directors.

In making the determination of whether a member of the board is independent, our board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported under the caption “Certain Relationships and Related Transactions”. The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, our board affirmatively determined that Gary Cuccio, Kenneth Hoffman, Larry C. Townes and Ray Sidney, who will collectively comprise the majority of our board on the effective date, are “independent” directors, as that term is defined in the Nasdaq Stock Market Rules.

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Board Committees

Upon effectiveness of this Registration Statement, our board of directors will establish a new audit committee and a compensation committee and a governance and nominations committee. Each committee will have its own charter, which will be available on our website at www.xgtechnology.com. Information contained on our website is not incorporated herein by reference. Each of the board committees has the composition and responsibilities described below.

 Audit Committee

Upon the effectiveness of this Registration Statement, we will have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act of 1934, as amended (the Exchange Act”).  The members of our audit committee will be Gary Cuccio, Larry Townes and Ken Hoffman. Each of these committee members is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the NASDAQ Stock Market Rules. Our board has determined that Gary Cuccio shall serve as the “audit committee financial expert”, as such term is defined in Item 407(d)(5) of Regulation S-K. Gary Cuccio currently serves as Chairman of the Audit Committee of mBlox, Inc. and Openet Telecom Ltd. In the past he also served on the Audit Committee of Objective Systems Integration, Inc. and Affinity Internet, Inc.

The audit committee oversees our accounting and financial reporting processes and oversees the audit of our financial statements and the effectiveness of our internal control over financial reporting. The specific functions of this committee include:

·	selecting and recommending to our board of directors the appointment of an independent registered public accounting firm and overseeing the engagement of such firm;

·	approving the fees to be paid to the independent registered public accounting firm;

·	helping to ensure the independence of our independent registered public accounting firm;

·	overseeing the integrity of our financial statements;

·	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;

·	reviewing major changes to our auditing and accounting principles and practices as suggested by our company’s independent registered public accounting firm, internal auditors (if any) or management;

·	reviewing and approving all related party transactions; and

·	overseeing our compliance with legal and regulatory requirements.

Compensation Committee

The members of our compensation committee are Gary Cuccio, Larry Townes, Ken Hoffman and Ray Sidney. Each member is “independent” within the meaning of the NASDAQ Stock Market Rules. In addition, each member of our compensation committee qualifies as a “non-employee director” under Rule 16b-3 of the Exchange Act. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of the board of directors and our executive officers.

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The committee’s compensation-related responsibilities include:

•	assisting our board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of executive succession plans;

•	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer;

•	reviewing, approving and recommending to our board of directors on an annual basis the evaluation process and compensation structure for our other executive officers;

•	providing oversight of management’s decisions concerning the performance and compensation of other company officers, employees, consultants and advisors;

•	reviewing our incentive compensation and other stock-based plans and recommending changes in such plans to our board of directors as needed, and exercising all the authority of our board of directors with respect to the administration of such plans;

•	reviewing and recommending to our board of directors the compensation of independent directors, including incentive and equity-based compensation; and

•	selecting, retaining and terminating such compensation consultants, outside counsel and other advisors as it deems necessary or appropriate.

Governance and Nominations Committee

The members of our governance and nominations committee are Gary Cuccio, Larry Townes, Ken Hoffman and Ray Sidney. Each member is “independent” within the meaning of the NASDAQ Stock Market Rules. The purpose of the governance and nominations committee is to recommend to the board nominees for election as directors and persons to be elected to fill any vacancies on the board, develop and recommend a set of corporate governance principles and oversee the performance of the board.

The committee’s responsibilities include:

•	Selecting director nominees. The governance and nominations committee recommends to the board of directors nominees for election as directors at any meeting of stockholders and nominees to fill vacancies on the board. The governance and nominations committee would consider candidates proposed by stockholders and will apply the same criteria and follow substantially the same process in considering such candidates as it does when considering other candidates. The governance and nominations committee may adopt, in its discretion, separate procedures regarding director candidates proposed by our stockholders. Director recommendations by stockholders must be in writing, include a resume of the candidate's business and personal background and include a signed consent that the candidate would be willing to be considered as a nominee to the board and, if elected, would serve. Such recommendation must be sent to the Company's Secretary at the Company's executive offices. When it seeks nominees for directors, our governance and nominations committee takes into account a variety of factors including (a) ensuring that the board, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as a “financial expert”, as that term is defined by the rules of the SEC), local or community ties and (b) minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially. The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the ability of the board of directors to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company’s affairs that its directors have accumulated during their tenure. Accordingly, the process of the governance and nominations committee for identifying nominees reflects the Company’s practice of re-nominating incumbent directors who continue to satisfy the committee’s criteria for membership on the board of directors, whom the committee believes continue to make important contributions to the board of directors and who consent to continue their service on the board of directors. The board has not adopted a formal policy with respect to its consideration of diversity and does not follow any ratio or formula to determine the appropriate mix; rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service. The governance and nominations committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by stockholders;

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•	Reviewing requisite skills and criteria for new board members and board composition. The governance and nominations committee reviews with the entire board of directors, on an annual basis, the requisite skills and criteria for board candidates and the composition of the board as a whole;

•	Hiring of search firms to identify director nominees. The governance and nominations committee has the authority to retain search firms to assist in identifying board candidates, approve the terms of the search firm's engagement, and cause the Company to pay the engaged search firm's engagement fee;

•	Selection of committee members. The governance and nominations committee recommends to the board of directors on an annual basis the directors to be appointed to each committee of the board of directors;

•	Evaluation of the board of directors. The governance and nominations committee will oversee an annual self-evaluation of the board of directors and its committees to determine whether it and its committees are functioning effectively;

•	Evaluation of the board of directors. The governance and nominations committee will oversee an annual self-evaluation of the board of directors and its committees to determine whether it and its committees are functioning effectively; and

•	Development of Corporate Governance Guidelines. The governance and nominations committee will develop and recommend to the board a set of corporate governance guidelines applicable to the Company.

The governance and nominations committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The governance and nominations committee is authorized to retain independent legal and other advisors, and conduct or authorize investigations into any matter within the scope of its duties.

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Code of Ethics

 Our board of directors has adopted a Code of Ethical Conduct (the “Code of Conduct”) which constitutes a “code of ethics” as defined by applicable SEC rules and a “code of conduct” as defined by applicable NASDAQ rules. We require all employees, directors and officers, including our principal executive officer and principal financial officer to adhere to the Code of Conduct in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that these individuals avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. The Code of Conduct contains additional provisions that apply specifically to our Chief Executive Officer, Chief Financial Officer and other finance department personnel with respect to full and accurate reporting. The Code of Conduct is available on our website at www.xgtechnology.com and is also filed as an exhibit to the Registration Statement on Form S-1 filed by the Company. The Company will post any amendments to the Code of Conduct, as well as any waivers that are required to be disclosed by the rules of the SEC on such website.

EXECUTIVE COMPENSATION

The compensation provided to our “named executive officers” for 2011 is set forth in detail in the 2011 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made for compensation in respect of 2011 for each of our named executive officers.

Our named executive officers for 2011 who appear in the 2011 Summary Compensation Table are:

Richard L. Mooers	Executive Chairman and Director

John C. Coleman	Chief Executive Officer and Director

Roger G. Branton	Chief Financial Officer, Secretary and Director

James Woodyatt	President and Director

Joe Bobier	Chief Technology Officer

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to, our Executive Chairman, Chief Executive Officer, our Chief Financial Officer and our two other most highly compensated executive officers during 2011 and 2010. We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Richard L. Mooers	2011	357,500	0	80,440	0	9,250	447,190
Executive Chairman	2010	357,500	0	0	0	18,050	375,550

John C. Coleman	2011	250,000	0	58,050	216,500	47,300	571,850
Chief Executive Officer	2010	162,500	0	0	103,128	20,500	286,128

Roger G. Branton	2011	275,000	0	62,280	0	6,600	343,880
Chief Financial Officer	2010	275,000	0	0	0	8,500	283,500

James Woodyatt	2011	165,000	0	37,125	75,880	1,550	279,555
President	2010	187,650	0	0	0	7,800	195,450

Joe Bobier	2011	275,000	0	61,875	54,200	4,700	395,775
Chief Technology Officer	2010	275,000	0	0	0	11,100	286,100

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1 Amounts represent corporate performance-related bonuses to be paid in cash or stock subject to board approval.

2 Amounts relate to grants of stock options made under the 2009 Stock Incentive Plan. With respect to each stock option grant, the amounts disclosed generally reflect the grant date fair value computed in accordance with FASB ASC Topic 718 "Stock Compensation".

Philosophy.

We operate in a new and rapidly evolving industry sector. To succeed in this environment, we must continually refine our strategy, continue development of our technologies, successfully commercialize our technologies and sell our products and expand our international operations. To achieve these objectives, we need to attract and retain a highly talented team of engineering, marketing, business development and administrative professionals. We also expect our team to possess and demonstrate strong leadership and management capabilities.

Objectives.

We believe in providing a total compensation package to our executive team through a combination of base salary, discretionary bonuses, grants under our long-term equity incentive compensation plan and our executive compensation programs are designed to achieve the following objectives:

•	attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business objectives;

•	promote teamwork while also recognizing the role each executive plays in our success; and

•	align the interests of our executive officers and stockholders.

Design.

We believe that making equity awards a key component of executive compensation aligns the interests of our executive team with the long-term interests of our stockholders.

As our company has grown, so has our need to secure executive talent. To do so, we have determined that it is increasingly necessary to offer significant cash compensation as well as equity compensation. We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of factors described below. We will continue to evaluate our philosophy, objectives and design as circumstances require. At a minimum, we expect to review executive compensation annually.

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Compensation-Setting Process

Role of Our Compensation Committee.

During 2011, our Compensation Committee was responsible, together with our board of directors, for overseeing our executive compensation program, establishing our executive compensation philosophy and programs, and determining specific executive compensation, including cash and equity. The members of our Compensation Committee are Gary Cuccio, Larry Townes, Ken Hoffman and Ray Sidney with Mr. Townes serving as Chairman. Unless otherwise stated, the discussion and analysis below is based on decisions by the Compensation Committee.

During 2011, our Compensation Committee considered one or more of the following factors when setting executive compensation, as further explained in the discussions of each compensation element below:

•	the experiences and individual knowledge of the members of our board of directors regarding executive compensation, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

•	individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally been leaving meaningful compensation opportunities at their prior employers in order to work for us;

•	the recommendations of our Executive Chairman;

•	corporate and/or individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;

•	the executive’s existing equity award and stock holdings;

•	internal pay equity of the compensation paid to one executive officer as compared to another—that is, that the compensation paid to each executive should reflect the importance of his or her role to the company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork; and

•	the potential dilutive effect of new equity awards on our stockholders.

With our transition to being a company listed on NASDAQ, our compensation program following this offering may, over time, vary significantly from our historical practices. For example, we expect that following this offering, in setting executive compensation, the compensation committee may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our common stock and compensation levels at public peer companies.

Role of Board and Management.

In setting compensation for 2011, our Executive Chairman worked closely with members of our board, particularly Messrs. Schmitt and Branton, in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), determining bonus payments and establishing new hire packages. Our finance department works with our Chairman to gather financial and operational data that the Chairman reviews in making his recommendations. Our Chief Financial Officer serves on the board and presents information and answers questions. No executive officer participated directly in the final determinations regarding the amount of any component of his or her own compensation package.

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Executive Compensation Program Components

Base Salary.

We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty when having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a company for whose shares there has been limited liquidity to date. The board of directors recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, and a general sense of internal pay equity among our executive officers.

The board does not apply specific formulas in determining base salary increases. In determining base salaries for 2011 for our continuing named executive officers, no adjustments were made to the base salaries of any of our named executive officers as the board or compensation committee determined, in their independent judgment and without reliance on any survey data, that existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes.

Cash Bonuses or Bonuses Paid in Shares.

Prior to this offering, our employees, including our executive officers, have been eligible to earn discretionary performance bonuses based on individual performance. The amount of individual bonus earned was determined in a subjective manner, without specific weightings or a formula.

In 2011, we set targets for the award of corporate performance-related bonuses, expressed as a percentage of base salary, for our employees, including our executive officers. The overall corporate performance of the Company, as evaluated by our board, was with reference to specific pre-established corporate goals, and was the critical factor for determining corporate performance-related bonuses. Each participant could earn an annual bonus of up to 100% of his earned base salary, which our board felt was an appropriate percentage given such payment can be paid in stock or cash at the board’s discretion.

For our 2011 bonus program, our Chief Executive Officer established, in consultation with the board, objectives and key results, for officers and senior management which also applies to all employees of the Company.

No corporate performance-related bonus payouts were made in cash in 2011, although an aggregate of $1.4 million has been accrued from 2011, which is expected to be paid in shares.

Equity Compensation.

As a majority-held company, we have historically used options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent and aligned our executive team’s contributions with the long-term interests of the company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant and the date of vesting. Typically, stock options granted to our executive officers vest over three years.

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In addition, our board has approved certain executive grants of options containing accelerated vesting provisions upon an involuntary termination (both termination without cause and resignation for good reason) as well as upon certain material change in control transactions. Our board believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Potential Payments Upon Termination and Upon Termination and Change in Control.”

In determining the form, size and material terms of executive equity awards, our board customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, internal pay equity as among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants.

Our board of directors made the grants to our executive officers set forth below. In determining the size of the equity grants, our board generally considered the CEO’s recommendations, the executive officer’s existing equity award holdings (including the unvested portion of such awards), internal pay equity, our retention and incentive goals, and, as applicable, negotiations with the executive at the time of his hiring. In particular, the board awarded the following options:

	Exercise price per share	Date of grant	Date from which exercisable (vest over three years)	Expiry date	Number of options
John Coleman	$0.250	April 14, 2011	April 14, 2012	April 14, 2021	1,000,000
James Woodyatt	$0.225	April 14, 2011	April 14, 2012	April 14, 2021	350,000
Joseph Bobier	$0.225	April 14, 2011	April 14, 2012	April 14, 2021	250,000

Post-Employment Compensation

In hiring our executive officers, we recognized that many of our desired candidates were leaving the security of employment with more mature companies where they had existing severance and change of control compensation rights. Accordingly, we sought to develop compensation packages that could attract qualified candidates to fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure. We believe these equity acceleration provisions will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company and a potential for the termination of their employment.

All of our executive officers are employees-at-will except our chief executive officer, John Coleman who has a three year employment agreement. For a summary of the material terms and conditions of this employment agreement, see “Employment Agreements”.

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Employee Benefits

We provide standard health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees.

We provide certain temporary living expenses to the Chief Executive Officer recognizing that such costs were critical to our ability to attract this individual to join us.

Equity Granting Policies

•	We encourage our named executive officers to hold a significant equity interest in our company, but have not set specific ownership guidelines.
•	While our board of directors has delegated authority to our compensation committee to grant equity awards to executive officers, all equity awards previously granted to our executive officers have been granted by our full board of directors.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table presents information regarding outstanding options held by our named executive officers as of December 31, 2011:

			Date from which
	Exercise price	Date of	Exercisable (subject to	Expiry	Number of
	per share	grant	vesting)	date	options

Joseph Bobier	$0.27	March 1, 2004	March 1, 2007	March 1, 2014	1,000,000

Richard Mooers[1]	$0.55	January 2, 2005	January 2,2008	January 2,2015	1,075,000
Roger Branton[2]	$0.55	January 2,2005	January 2,2008	January 2,2015	1,075,000

Richard Mooers[1]	$2.00	January 19,2006	January 19, 2009	January 19, 2016	2,750,000
Roger Branton[2]	$2.00	January 19, 2006	January 19, 2009	January 19, 2016	2,750,000
Joseph Bobier	$2.00	January 19, 2006	January 19, 2009	January 19, 2016	100,000

James Woodyatt	$5.50	January 10, 2007	January 10, 2010	January 10, 2017	750,000
John Coleman	$0.25	March 8, 2010	March 8, 2013	March 8, 2020	50,000
John Coleman	$0.20	June 16, 2010	June 16, 2013	June 16, 2020	500,000

John Coleman	$0.250	April 14, 2011	April 14, 2014	April 14, 2021	1,000,000
James Woodyatt	$0.225	April 14, 2011	April 14, 2014	April 14, 2021	350,000
Joseph Bobier	$0.225	April 14, 2011	April 14, 2014	April 14, 2021	250,000
[1]	Held by family entities or trusts for the benefit of the children of Richard Mooers and his wife.
[2]	Held by trusts and entities for the benefit of Roger Branton, his wife and minor children.

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 Tax and Accounting Considerations

Deductibility of Executive Compensation.

Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers (other than the chief financial officer) to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation”, as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our board is mindful of the benefit to us of the full deductibility of compensation, our board believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the company and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation.

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2011, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement.

Accounting Treatment

The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our stockholders. Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables above, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Recovery Policies

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

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Compensation Risk Assessment

In connection with this offering, our board of directors expects to review the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

John Coleman is covered by an employment agreement that calls for potential payments upon Termination or Change in Control, see summary section below.

Employment Agreements

The Company has an employment agreement with its CEO, John Coleman, for a term of three years. Mr. Coleman’s agreement was effective on August 1, 2011. It provides that he will receive a salary of no less than $250,000 per year, subject to annual increases as determined by the Board. In addition, he is entitled to incentive compensation not to exceed two (2) times his base salary. The incentive compensation is payable in shares of common stock at the Company’s discretion. He is also entitled to participate in all other benefits that the Company may provide to other senior executives. The agreement contains a non-compete and non-solicitation provision. Mr. Coleman’s employment agreement is included as an exhibit to this registration statement.

Employee Stock Incentive Plans

The Directors believe that it is important that directors and key personnel are appropriately motivated and rewarded and accordingly the Company has introduced various stock plans respectively entitled the xG Technology, Inc. 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans in which qualifying employees, directors and other individuals are eligible to participate. As at the date of this document, options in respect of 34,025,000 Common Shares have been initially granted, of which 3,283,188 have been exercised and 6,420,194 have been forfeited, which leaves 24,321,618 yet to be exercised. 13,850,000 are held by the directors and the balance by current and former employees and consultants. The Company will not issue any additional options/shares under the 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans. Instead, the Company will adopt the 2013 Stock Incentive Plan which will provide for the issuance of options/shares equal to 15% of the total outstanding shares after the offering, less the 23,386,390 shares that have already been issued under the former plans. The 15% calculation shall be made on the first trading day of a new fiscal year.

The purpose of the 2013 Plan is to provide additional incentive to those officers, employees, consultants and non-employee directors of the Company and its parents, subsidiaries and affiliates whose contributions are essential to the growth and success of the Company’s business. The 2013 Plan may be administered by the board or a board-appointed committee.

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Eligible recipients of option awards are employees, officers, consultants or directors (including non-employee directors) of the Company or of any parent, subsidiary or affiliate of the Company. The board has the authority to grant to any eligible recipient any options, restricted stock or other awards valued in whole or in part by reference to, or otherwise based on, our common shares.

The provisions of each option granted need not be the same with respect to each option recipient. Option recipients shall enter into award agreements with us, in such form as the board shall determine.

(i)               Exercise price: The per share exercise price of shares purchasable under an option shall be determined by the board in its sole discretion at the time of grant.

(ii)               Option term: The term of each option shall be fixed by the board but no option shall be exercisable more than ten years after the date of grant.

(iii)               Exercisability: Options shall be exercisable at such time or times and subject to such terms and conditions as the board shall determine. Options may be exercised in whole or in part by the option recipient providing written notice along with the full purchase price, which purchase price may be payable in cash, pursuant to cashless exercise procedures approved by the board, or with unrestricted common shares owned by the option recipient for at least six months prior to the date of exercise, or any combination of the foregoing.

(iv)               Restrictions: Options are not transferable other than by will or the laws of descent and distribution and shall be exercisable during the option recipient’s lifetime only by the option recipient. Except as otherwise provided in an award agreement, if an option recipient’s employment with, or service as a director of, the Company or any parent, subsidiary or affiliate terminates for any reason other than death or disability, options granted to such recipient that are exercisable at the time of termination shall remain exercisable for a period of not less than 90 days (one year in the case of termination by reason of death or disability), on which date they shall expire, and if not exercisable at the time of such termination shall expire on the date of such termination.

(v)               Non-employee director stock options: The exercise price per common share of the Company purchasable pursuant to an option granted to a non-employee director shall be the fair market value of such share on the date of grant. Such option shall be exercisable as the board shall determine and shall expire ten years after the date of grant.

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PRINCIPAL STOCKHOLDERS

The following table sets forth, as of November 30, 2012, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of November 30, 2012. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 211,388,130 shares of our common stock issued and outstanding as of November 30, 2012. We have based our calculation of the percentage of beneficial ownership after this offering on               shares of our common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriter’s over-allotment option).

Common stock subject to stock options currently exercisable or exercisable within 60 days of November 30, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

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Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o xG Technology, Inc., 240 S. Pineapple Avenue, Suite 701, Sarasota, Florida 34236.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering
Name of Beneficial Owner:	Shares	%	Total Voting %	Shares	%	Total Voting %

5% Stockholders:
MBTH	116,301,280	55.02	55.02
Treco	23,378.108	11.06	11.06
ELL 232 ehf	13,663,435	6.46	6.46

Named Executive Officers and Directors:
Richard L. Mooers (Executive Chairman and Director)(2)(8)	120,686,280	56.08	56.08

John C. Coleman (Chief Executive Officer and Director)	700,000	0.33	0.33

Roger G. Branton (Chief Financial Officer, Secretary and Director)(3)(8)	120,626,280	56.05	56.05

James Woodyatt (President and Director)	1,009,667	0.48	0.48

Joe Bobier (Chief Technology Officer)(4)	6,208,333	2.92	0.56

Mats Wennberg (Director) (5)	5,253,116	2.46	2.46

George F. Schmitt (Director)(6)	116,569,613	55.14	55.14

Palmi Sigmarsson (Director)(7)	16,482,951	7.75	7.75

All executive officers and directors as a group (8 persons):	154,433,680	68.64	68.64

(1)	Of shares issued and outstanding and including in relation to each person, options that are currently exercisable or exercisable within 60 days of November 30, 2012 by that person
(2)	Richard Mooers holds no direct or indirect legal interest in common shares in the Company but family entities or trusts for the benefit of his and his wife’s children hold 80% of the issued share capital of MB Merchant Group, LLC (“MBMG”). As of November 30, 2012, MBMG has a 74.46 percentage ownership interest in MBTH, which is the beneficial owner of 116,301,280 shares. MBMG also controls the voting rights attached to 5,025,000 common shares held by Joseph Bobier, having acquired those rights from him. In addition, 60,000 shares are owned directly by the children of Richard Mooers and family entities or trusts for the benefit of the children of Richard Mooers and his wife hold 3,825,000 share options.
(3)	Roger Branton holds no common shares directly but has indirect interests in the Company through trusts and entities for the benefit of himself, his wife and minor children which hold 20% of the issued share capital of MBMG. As of November 30, 2012, MBMG has a 74.46 percentage ownership interest in MBTH, which is the beneficial owner of 116,301,280 shares. MBMG also controls the voting rights attached to 5,025,000 common shares held by Joseph Bobier, having acquired those rights from him. In addition, trusts and entities for the benefit of Roger Branton, his wife and minor children hold 3,825,000 share options.
(4)	Joseph Bobier has transferred to MBMG the voting rights attached to the 5,025,000 shares held by him.
(5)	Mats Wennberg has a direct beneficial interest in 306,058 shares in the Company. He also has a beneficial interest in 3,197,058 shares in the Company through his wholly owned company, Wennberg Industries AB.

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(6)	In addition to the shares held directly by him, as of November 30, 2012 George Schmitt has a direct 6.11% ownership interest in MBTH, which is the beneficial owner of 116,301,280 shares. In addition, George Schmitt, through his employment agreement as CEO of MBTH, has been granted an option to purchase MBTH shares sufficient to give George Schmitt five percent (5%) of the equity ownership of MBTH shares and its subsidiaries, based on MBTH’s total capitalization as of the date of execution of his employment agreement with MBTH and fully diluted to incorporate all shares issued and amounts paid in the exercise of such options. Therefore, Mr. Schmitt is entitled to five percent (5%) of the overall "upside" in xG.
(7)	The Company has been notified that Palmi Sigmarsson is beneficially interested in a total of 15,066,284 Shares, comprising 13,663,435 Shares held by ELL 232 ehf (a company the shares in which the Company has been notified that Palmi Sigmarsson has a 35.7 percentage beneficial interest and a 74.3 percentage interest in the voting rights, by virtue of shareholders’ agreements), 224, 426 Shares held by another company in which Shares Palmi Sigmarsson is interested and 1,178,423 Shares held in his own name.
(8)	Prior to the Company becoming a public entity, MBMG incurred a debt to a private individual of $837,000. This individual holds the option to convert such debt at any time into 837,000 shares in the Company, such conversion to be satisfied by MBMG transferring existing xG shares to the individual. Likewise, MBMG has the option to extinguish the debt in its entirety with 837,000 shares in the Company. Both of these options remain in full force and effect until such time as either party exercises their option.

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RELATED PARTY TRANSACTIONS

Other than compensation arrangements, the following is a description of transactions during our last fiscal year since January 1, 2011 to which we were a participant or will be a participant to, in which:

•	the amounts involved exceeded or will exceed the lesser of 1% of our total assets or $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Issuance of Common Stock Warrants

On April 14, 2011, Mats Wennberg, a non-executive director was awarded a warrant to subscribe at $0.225 per share for 500,000 common shares in consideration for payment of a premium of $26,000.

Other Transactions

Stock Options

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see the section titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End 2011” and “—Management—Non-Employee Director Compensation.”

Convertible Shareholder Loans from MBTH

On July 6, 2010, we entered into a convertible promissory note (the “$1.5 million Convertible Note”) whereby we borrowed principal advances in the amount of $1.5 million from MBTH, a related party, with a maturity date of January 7, 2012. The $1.5 million Convertible Note was repayable at maturity or, in the event of an equity fund raising prior to maturity, convertible, at MBTH’s option, into new shares at a price per share equivalent to the price paid by investors in such a capital raise. The note bore interest at a rate of 8% per year and was payable at maturity. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets. As of December 31, 2010, we had drawn down the full $1.5 million of principal balance under the $1.5 million Convertible Note and accrued interest and fees totalled approximately $0.1 million.

On October 8, 2010, we entered into a convertible promissory note (the “$3.5 million Convertible Note”) whereby we borrowed principal advances in the amount of $3.5 million from MBTH. The $3.5 million Convertible Note was payable at final maturity, April 7, 2012, on earlier demand of MBTH or, in the event of an equity fund raising prior to maturity or demand, convertible, at MBTH's option, into new shares at a price per share equivalent to the price paid by investors in such a capital raise, subject to a minimum of $0.25 per share and a maximum of $0.34 per share. Until maturity of the promissory note, MBTH had the right, at its option, to invest up to $10,000,000 in the Company (in addition to this and any other loans to us) at the then prevailing market price, with such investment subject to a minimum conversion price of $0.25 per new share and a maximum price of $0.34 per new share, in order to complete our then contemplated capital raise. If MBTH exercised this funding entitlement, we granted to MBTH options to subscribe new shares exercisable within the five year period after the grant date as follows: options to subscribe 10,000,000 shares at the exercise price of $0.50 per share and options to subscribe for an additional 10,000,000 shares at the exercise price of $1.00 per share. Interest was payable at maturity at the rate of 8% per annum. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets. As of December 31, 2010, we had drawn down $2.7 million of principal balance under the $3.5 million Convertible Note and accrued interest and fees totalled approximately $46,000.

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On February 8, 2011, the outstanding principal balance of $5.0 million under the $1.5 million Convertible Note and $3.5 million Convertible Note and all accrued interest and fees of $500,000 were refinanced through the February 2011 Convertible Note issued to MBTH. Under the February 2011 Convertible Note, we borrowed principal advances in the amount of up to $10 million with a maturity date of August 7, 2012, or earlier upon demand. Interest under the February 2011 Convertible Note was payable at maturity at the rate of 8% per annum, compounded monthly. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets. The February 2011 Convertible Note was payable at maturity or earlier demand of MBTH and was convertible, at MBTH’s option, into shares at a price of: $0.25 per share provided that shareholders not affiliated or acting in concert with MBTH who hold the requisite majority of voting rights consented to the waiver of the mandatory take-over provisions of the Company’s Amended and Restated Certificate of Incorporation or, failing which, $0.10 per share subject to MBTH making a take-over offer of $0.10 per share to the holders of our shares not held by MBTH. On March 10, 2011, the waiver specified in the financing arrangement was received and the conversion price was fixed at $0.25.

In connection with the February 2011 Convertible Note, we issued MBTH options to subscribe for 10 million new shares at an exercise price of $0.50 per share and an additional 10 million new shares at an exercise price of $1.00 per share subject to the grant not triggering the Company’s mandatory take-over provisions. The options are exercisable for a period of five years following the grant. We recorded a debt discount of approximately $1.9 million for the value ascribed to the options issued in connection with the February 2011 Convertible Note using the following Black-Scholes inputs:

	February 8, 2011
Number of shares underlying the Options	10,000,000	10,000,000
Exercise price	$0.50	$1.00
Volatility	151%	151%
Risk-free interest rate	2.39%	2.39%
Expected dividend yield	0%	0%
Expected term (years)	5	5

The accretive interest recorded for the year ended December 31, 2011 is approximately $0.5 million. Upon conversion of the February 2011 Convertible Note, we recorded the remaining debt discount of approximately $1.5 million against additional paid in capital in accordance with GAAP.

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On May 19, 2011, we entered into a convertible promissory note (the “May 2011 Convertible Note”) whereby MBTH agreed to make available to us at its sole and absolute discretion principal advances in the amount of up to $15 million (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into our shares at a price of $0.75 per share. Interest is payable semi-annually in cash or shares, at our option, at the rate of 8% per year. Additionally, a facility fee of 2% is payable by us at maturity. The loan facility is secured against substantially all of our assets. As of December 31, 2011, we had drawn down $6.9 million of principal balance under the May 2011 Convertible Note.

Convertible shareholder loan conversion

On June 23, 2011, MBTH exercised its conversion rights under its February 2011 Convertible Note to convert the principal balance of $10 million into new shares at $0.25 per each new share. Accordingly, we issued 40,000,000 new shares to MBTH.

Shareholder loan interest conversion

On August 15, 2011, it was agreed between us and MBTH that $1,561,163 of interest and fees due as of July 31, 2011 under the February 2011 Convertible Note and the May 2011 Convertible Note would be paid in our shares at a conversion price of $0.40 per share. Accordingly, we issued to MBTH 3,902,908 of our shares.

Assumption of liabilities by MBTH

Effective July 1, 2011, we entered into an informal agreement with MBTH whereby MBTH assumed certain of our liabilities totaling $3.0 million, including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ended June 30, 2012. In consideration for this agreement, we issued 12,000,000 new shares to MBTH on June 23, 2011 at a price of $0.25 per share. As of December 31, 2011, $0.96 million of liabilities assumed and $0.54 of costs paid to vendors during 2011 by MBTH were recorded as a reduction in the $1.5 million Convertible Note with the remaining balance of $1.5 million for assumption of future liabilities being recorded as a current asset in prepaid expenses and other current assets. During the first six months of 2012, MBTH assumed $1.5M in liabilities and the prepaid balance as of September 30, 2012 was zero.

Mooers Branton & Co., Incorporated

On March 2, 2006, we entered into a management agreement with Mooers Branton & Co. Incorporated (MBC), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to us for a monthly fee of $80,000. The management agreement was effective January 1, 2006 and the liability to pay the fee was assumed for twelve months by MBTH on July 1, 2011. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton.

Pursuant to the management agreement, MBC will provide services to us, which will include, but are not limited to, financial advice, strategic and financial planning, capital structure analysis and planning, and business development. In addition, MBC will provide certain office facilities, telephone and back-office administration as well as the services of a full-time office manager and administrator with other part-time assistance from time to time.

We incurred fees related to the management agreement of $960,000 in the year ended December 31, 2011, and $960,000 for the year ended December 31, 2010. These fees to MBC were separate to the compensation received by Rick Mooers and Roger Branton as officers of the Company (See “Business-Executive Compensation”).

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Treco International S.A.

On April 5, 2011, we entered into a settlement agreement with Treco, whereby the original infrastructure agreement between us and Treco was terminated and we regained the right to retain all of the benefits of future sales of network infrastructure equipment in the United States. Under the settlement agreement, all receivables payable by Treco were forgiven and became no longer due and payable. Furthermore, we agreed to issue to Treco 2,250,000 shares of our common stock.

On October 6, 2011, we entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco, a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into our shares at a price of $1.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at our option. As of December 31, 2011, $2 million of principal balance was outstanding under the $2 million Convertible Note. On May 2, 2012, we issued to Treco 156,522 new shares by way of payment of interest that accrued and was due.

As of November 30, 2012, Treco had a 11.06% shareholding in xG.

Wennberg Industries AB

The Company incurred consultants’ fees payable to Wennberg Industries AB (WIAB) in the amount of $40,000 for the year ended December 31, 2011, of which $5,000 was outstanding at December 31, 2011, and $81,000 for the year ended December 31, 2010, of which $22,000 was outstanding at December 31, 2010. WIAB is wholly owned by Mats Wennberg, one of our directors. The agreement was terminated effective January 31, 2012.

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2011, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed the lesser of 1% of our total assets or $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

We have not adopted a policy or set of procedures relating to the approval of transactions with related persons. Following the closing of this initial public offering, our Audit Committee will consider and approve or disapprove any related person transaction as required by NASDAQ regulations.

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DESCRIPTION OF SECURITIES

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part. The descriptions of the common stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for one class of common stock.

Upon the closing of this offering, our authorized capital stock will consist of ______ shares, all with a par value of [$0.01] per share and 10,000,000 shares of blank check preferred stock. As of November 30, 2012, we had outstanding 211,388,130 shares of common stock.

Reverse Split of our Common Stock

At a Special Stockholders Meeting on _________, 2013, our stockholders approved a proposal to amend our Certificate of Incorporation for the purposes of effecting a reverse stock split of our common stock at a specific ratio within a range from 1 for 5 to 1 for 50 and to authorize our Board of Directors to determine, in its discretion, the timing of the amendment and the specific ratio of the reverse stock split.

At the Effective Time, immediately and without further action by our stockholders, every [•] shares of our common stock issued and outstanding immediately prior to the Effective Time were automatically converted into [one] share of our common stock. No fractional shares of our common stock were issued as a result of the reverse split. In those cases where the reverse split would otherwise have left a stockholder with a fraction of a share, the number of shares due to the stockholder was rounded up. All outstanding options and warrants to purchase shares of our common stock were adjusted as a result of the reverse split. In particular, the number of shares issuable upon the exercise of each instrument was reduced, and the exercise price per share, if applicable, was increased, in accordance with the terms of each instrument and based on the ratio of the reverse split.

The reverse split was effected with the goal of obtaining a price per share of at least $4.00 in the offering to which this prospectus relates, to enable us to list our shares on the NASDAQ Capital Market

Common Stock

Voting Rights

Each Stockholder has one vote for each share of common stock held on all matters submitted to a vote of stockholders. A shareholder may vote in person or by proxy. Elections are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those Shareholders entitled to vote and present in person or by proxy.

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Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of shareholders. A special meeting of stockholders may be called by holders of a majority of our common stock or by the majority of our whole board of directors, chair of the board of directors or by our chief executive officer. Our amended and restated bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Dividend Rights

The holders of outstanding shares of common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board may determine. However, to date we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the Board based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock subject to any senior class of securities.

The Company has authorized 10,000,000 shares of Preferred Stock which may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in the resolutions authorizing the issuance of that particular series. In designating the series of Preferred Stock, the Board of Directors may fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of the series of Preferred Stock. It is possible, without any action of the stockholders of the Company, that the holders of any series of Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company and that they may have other preferences over the holders of the Common Stock. The Board of Directors may issue series of Preferred Stock without action of the stockholders of the Company.

The issuance of Preferred Stock may be used as an anti-takeover device without further action on the part of the stockholders. Furthermore, the issuance of Preferred Stock may dilute the voting power of holders of the Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders’ best interests. The Company has no current plans to issue any of the Preferred Stock.

Anti-Takeover Provisions

Since our board of directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

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These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

 In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Options and Warrants

As of December 31, 2011, we had outstanding options and warrants to purchase 45,407,023 shares of common stock with a weighted-average exercise price of $0.71 per share as set forth in the table below:

	2011	2010
	Number of options	Number of options
At January 1	19,016,022	16,493,889
Granted	27,436,000	3,422,133
Forfeited	(716,667)	(900,000)
Exercised	(328,332)	—
Unexercised as at December 31	45,407,023	19,016,022

The weighted average exercise prices at December 31, 2011 and December 31, 2010 were $1.68 and $1.54, respectively.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

There has been no public market for our common stock in the United States prior to this offering. Our common stock has traded on AIM since November 2006For further information regarding the trading of our common stock on AIM following the offering, see “Our common stock traded in the United Kingdom”.

Based on the number of shares outstanding as of ___, 2013, upon the closing of this offering ___________shares of common stock will be issued and outstanding, assuming no exercise of the underwriter’s over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

__________shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and/or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, as described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to volume restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately__________ shares immediately after this offering assuming no exercise of the underwriter’s over-allotment option, based on the number of shares of common stock outstanding as of ___, 2013; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we have been subject to and are current with the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

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Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale’s of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Lock-Up Arrangements

We have agreed with the underwriter that for a period of six months following the date of this prospectus, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or hedge, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. The Underwriter may, in its sole discretion, waive this prohibition. The restriction is not applicable to shares issuable upon conversion or exercise of any existing securities.

 The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, all officers and directors and their affiliates have agreed not to sell any shares beneficially owned by them for a period of 180 days from the effective date of this Registration Statement. For a more complete discussion of our stock incentive plans, see the section titled “Underwriting—Lock-up Agreements”.

Registration Rights

There are no shareholders who have any right to request registration of their shares.

Stock Incentive Plans

In 90 days from the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock incentive plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock incentive plans, see the section titled “Executive Compensation—Employee Stock Incentive Plans”.

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Our common stock traded on AIM in the United Kingdom

All of the shares of our common stock are admitted for trading on AIM and will be listed for trading on The NASDAQ Capital Market. Our shares that trade on AIM are held in certificated form by individual stockholders or by Capita Trustees IRG Limited, which acts as a depositary, pursuant to a trust deed with us or are held in the SIS electronic settlement system. Capita Trustees IRG Limited, in turn, issues Depositary Interests, or DIs, to each of the brokerage firms that are members of CREST, which hold interests in shares on behalf of their clients who are stockholders. DIs are traded through CREST, operated by Euroclear U.K. & Ireland Limited. Our shares that trade on AIM under the ticker "XGT" are held in certificated form, as will all shares held by Cede & Co. for DTC. Shares of our common stock that trade under the ticker "XGTU" are unrestricted. Shares of our common stock that trade under the ticker "XGT" are restricted under Regulation S of the Securities Act and are considered "restricted securities" under Rule 144. The legends on "XGT" shares require the seller and seller's broker to provide standard letters in connection with a sale of stock, under which they represent that the sale is in compliance with the offshore resale requirements of Rule 904 of the Securities Act.

The AIM Rules

For so long as any of our common stock is admitted for trading on AIM, we are subject to the AIM Rules. A copy of the AIM Rules may be obtained at the London Stock Exchange's website at www.londonstockexchange.com . The information on, or that can be accessed through, this website is not part of this prospectus.

The AIM Rules regulate the admission of shares to trading on AIM and impose various continuing obligations on AIM-listed companies. Under the AIM Rules, we are obliged, among other things, to:

•	disclose to the public details of certain transactions and various corporate and other information relating to our business and our stockholders;

•	seek the approval of our stockholders for certain corporate transactions, such as reverse takeovers, transactions resulting in fundamental changes in our business or a cancellation of our AIM listing;

•	publish half-yearly and annual accounts within certain time periods and in accordance with prescribed accounting standards; and

•	ensure that our directors and certain employees do not deal in our shares during prescribed periods prior to the publication of our financial results or when we are in possession of material non-public information.

The AIM Rules also require us to retain the services of a nominated advisor, or Nomad, and a broker. The Nomad is a full time corporate finance advisor approved by the London Stock Exchange to act in this capacity. The Nomad assesses our overall suitability for AIM and assists us in meeting our continuing obligations under the AIM Rules, maximizing the benefits of our AIM quotation and dealing with market issues as they arise. The Nomad also has responsibilities to the London Stock Exchange itself and must comply with the AIM Rules for Nominated Advisers. A broker is a securities house that is a member of the London Stock Exchange and is responsible for facilitating and promoting trading in a company's shares on the market. Often an AIM company will choose the same firm to act as both Nomad and broker. Allenby Capital Limited is our Nomad and joint broker and First Columbus LLP is our other joint broker.

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The AIM Rules also enable the London Stock Exchange to take various steps to fine or censure us or impose other sanctions, including suspending or cancelling the trading of our shares on AIM, should we breach the AIM Rules or in order to preserve the integrity of the market or protect investors.

Disclosure and Transparency Rules

We are required to notify AIM if we are notified that the percentage of voting rights a stockholder holds in us (or are deemed to hold through their direct or indirect holding of financial instruments) reaches, exceeds or falls below 3% of our total outstanding voting rights, or any 1% increment above the 3% threshold. Since we are not subject to Chapter 5 of the Disclosure and Transparency Rules of the Financial Services Authority, and under the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering there will be no provisions requiring disclosure of interests in shares by stockholders, our stockholders are not required to provide us notification upon reaching, exceeding or falling below these thresholds.

Moving Our Shares of Common Stock Between the United States and the United Kingdom

If a holder of our common stock in certificated form, other than shares which are registered in this offering, or as DIs in uncertificated form in the CREST system, wishes to sell its shares on NASDAQ, the holder needs to use an eligible U.S. brokerage firm and, in general, abide by Rule 144. Upon sale of the common stock on NASDAQ through an eligible U.S. brokerage firm, such firm will need to contact our transfer agent, who will either take possession of the share certificate(s) or remove the shares from the CREST system and, in turn, convert such shares to certificated form in the name of Cede & Co, as nominee for DTC. The common stock held by Cede & Co. for DTC will be then be transferred by DTC to the purchaser.

Conversely, if a holder of common stock in the United States wishes to sell its common stock via AIM using the CREST system, the holder will need to contact Capita Registrars and request that the shares be removed from the DTC system and converted to certificated form in the name of Capita Trustees IRG Limited, who will deposit such common stock in the CREST system.

Please note that the arrangements described above may be difficult or unavailable due to:

•	temporary delays that may arise because the transfer books for the common stock are closed;

•	obligations to pay fees, taxes and similar charges that would arise; or

•	restrictions imposed because of laws or regulations applicable to shares of common stock in the United States or the United Kingdom.

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UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which ____________ is acting as the representative, has, severally, and not jointly, agreed to purchase from us on a firm commitment basis, the shares of our common stock set forth opposite their respective names below:

Underwriters
Number of Shares
____________	________________

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the underwriters that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $__ per share.

The underwriting agreement provides that the underwriters’ obligation to purchase the shares is subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus, except for those covered by the over-allotment option, if any of these securities are purchased.

Commissions and Discounts

The following table summarizes the underwriting discount to be paid to the underwriters by us, and the proceeds before expenses, payable to us, at the public offering price of $__ per share. The information assumes either no exercise or full exercise of the over-allotment option.

	Total, Without Over-allotment	Total, With Over-allotment

Underwriting discount (1)	$	$
Accountable Expenses (2)
Proceeds, before expenses, to us (3)

(1) Underwriting discount is $[•] per share (___% of the price of the shares sold in this offering).

(2) The expenses of the offering, exclusive of the underwriting discount, are estimated at approximately $_____ and payable by us. We have also agreed to pay (a) $20,000 for the underwriter’s use of Ipreo's book-building, prospectus tracking and compliance software for this offering and (b) up to $20,000 of the underwriters’ representative’s actual accountable road show expenses for the Offering.

(3) We estimate that the total expenses of this offering, excluding the underwriting discount and accountable expenses, are approximately $___.

We are not under any contractual obligation to engage the underwriters to provide investment banking, lending, asset management or financial advisory services to us in the future.  If any of the underwriters provides such services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation.  However, we will not enter into any agreement with the underwriter, nor will we pay any fees for such services to the underwriter, prior to the date which is 90 days after the date of this offering, unless the Financial Industry Regulatory Authority, Inc. determines that such payment would not be deemed underwriters compensation in connection with the offering.

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 Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to [ ] shares at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares on the same terms as those on which the other shares are being offered hereby.

Lock-up Agreements

Our directors, officers and principal shareholders (being those shareholders holding over 5% of the shares of our common stock) have agreed that, for a period of 180 days after the closing of this offering, they will not, without the consent of ____________ and subject to certain exceptions:

•	directly or indirectly, offer, sell, contract to sell, lend or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any of our common shares or other securities of us held by them, directly or indirectly, or establish or increase a put equivalent position” or liquidate or decrease a call equivalent position” within the meaning of Section 16 of the Exchange Act, with respect to, any shares of our common stock, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing;

•	file or cause to become effective a registration statement under the Securities Act of 1933, or file any similar offering document in any other jurisdiction, relating to the offer and sale of any shares of our common stock or securities convertible into or exercisable or exchangeable for shares or our common stock or other rights to purchase shares of our common stock or any other of our securities that are substantially similar to shares or our common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any other of our securities that are substantially similar to shares of our common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise; or

•	publicly announce an intention to do any of the foregoing.

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In addition, we have agreed that we will not issue, authorize, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file any prospectus or registration statement relating to issuance or the offering of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of ____________ for a period of 90 days after the closing of the offering, except for the issuance of (a) the shares of our common stock offered in this offering; (b) the shares of our common stock issuable upon the exercise, conversion or exchange of options, warrants, exchangeable shares or other securities outstanding as of the date of this prospectus and disclosed in this prospectus (provided that the grantee of any such options is subject to a similar lock-up provision); (c) shares in connection with a bona fide acquisition; and (d) grants of options to purchase shares of our common stock that are reserved for issuance under our stock option plans (in an amount not greater than 3% of the shares issued and outstanding following the closing of the offering.  To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Underwriter's Warrants.   We have agreed to issue to the underwriters’ representative warrants to purchase up to a total of [________] shares of common stock. The warrants are exercisable at $___ per share (120% of the public offering price) commencing on a date which is one year from the date of the closing of the offering under this prospectus supplement and expiring five years after the effective date of our registration statement, or _____, 2017. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these options, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus supplement. In addition, the warrants provide for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Offering Price Determination

The initial public offering price was negotiated between us and the underwriter.  In addition to prevailing market conditions, the factors considered in determining the initial public offering price are our financial information, our historical performance, our future prospects and the future prospects of our industry in general, our capital structure, estimates of our business potential and earnings prospects, the present state of our development and an assessment of our management and the consideration of the above factors in relation to market valuation of companies engaged in businesses and activities similar to ours.

Price Stabilization, Short Positions and Penalty Bids

The rules of the SEC may limit the ability of the underwriter to bid for or purchase shares of our common stock before the distribution of the shares under this offering is completed.  However, the underwriter may engage in the following activities in accordance with these rules:

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•	stabilizing transactions that permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum; and

•	penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member under this offering are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of shares of our common stock, and may cause the price of shares of our common stock to be higher than would otherwise exist in the open market absent such stabilizing activities.  As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market.  These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, liabilities under all other applicable securities laws and liabilities arising from breaches of the representations and warranties contained in the agency agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

NOTICE TO INVESTORS

The shares of our common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.  Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of our common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

_________________will render a legal opinion as to the validity of the shares of the common stock to be registered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriter by ____________.

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EXPERTS

Our financial statements as of and for the years ended December 31, 2010 and 2011 included in this prospectus have been audited by Friedman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

As of the effective date, we will file annual, quarterly and current reports, proxy statements and other information with the SEC.  We have also filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus.  This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC.  Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document.  With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit.  For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m..  Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates.  Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.  The web site can be accessed at http://www.sec.gov.  The internet address of xG is http://www.xgtechnology.com.

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xG TECHNOLOGY, INC.

December 31, 2011 and December 31, 2010

100

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

xG Technology, Inc.

We have audited the accompanying balance sheets of xG Technology, Inc. (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, stockholders’ equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and cash flows for each of the two years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States.

/s/ Friedman LLP

East Hanover, New Jersey

December 21, 2012

100 EAGLE ROCK AVE., EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

F-1

xG TECHNOLOGY, INC.
BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,
	2011	2010
ASSETS
Current assets
Cash	$133	$91
Inventory	-	528
Prepaid expenses and other current assets	44	68
Due from related party	1,500	-
Total current assets	1,677	687

Property and equipment, net	2,140	1,686
Intangible assets, net	14,537	10,774
Total assets	$18,354	$13,147

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$686	$487
Accrued expenses and other current liabilities	2,108	2,735
Total current liabilities	2,794	3,222

Convertible notes payable	8,883	4,210
Total liabilities	11,677	7,432

Commitments

Stockholders' equity
Series A Convertible Preferred Stock - $0.01 par value per share:
Authorized - 25,000,000 shares;
Issued - zero at December 31, 2011 and 2010	-	-
Common stock - $0.01 par value per share:
Authorized - 250,000,000 shares; Issued - 210,575,954 and 152,063,319 at December 31, 2011 and 2010, respectively	2,106	1,521
Additional paid in capital	114,906	98,851
Accumulated deficit	(110,325)	(94,657)
Treasury stock, at cost - 40,000 and 0 shares at December 31, 2011 and 2010, respectively	(10)	-
Total stockholder's equity	6,677	5,715
Total liabilities and stockholders' equity	$18,354	$13,147

F-2

xG TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT NET LOSS PER SHARE DATA)

	Year Ended December 31,
	2011	2010

Revenue	$150	$-
Cost of sales	(50)	-
Gross profit	100	-

Operating expenses
General and administrative	6,466	4,057
Research and development	4,288	5,420
Stock based compensation	1,020	874
Amortization and depreciation	1,806	1,165
Total operating expenses	13,580	11,516

Total operating loss	(13,480)	(11,516)

Other income (expense)
Interest expense, net	(1,847)	(23)
Impairment - inventories	(341)	(601)
Gain on legal settlement	-	1,000
Total other income (expense)	(2,188)	376

Loss before income tax provision	(15,668)	(11,140)

Income tax provision	-	-
Net loss	$(15,668)	$(11,140)

Basic net loss per share	(0.09)	(0.08)
Weighted average number of shares outstanding basic and diluted	180,082	146,382

F-3

xG TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

			Additional
	Common Stock		Paid In	Treasury	Stock	Accumulated
	Shares	Amount	Capital	Stock	Subscription	Deficit	Total
Balance, January 1, 2010	137,357,437	$1,374	$93,124	$—	$4,500	$(83,517)	$15,481
Net loss	—	—	—	—	—	(11,140)	(11,140)
Capital raise	14,705,882	147	4,853	—	(3,500)	—	1,500
Forfeit of investor deposit	—	—	—	—	(1,000)	—	(1,000)
Stock based compensation	—	—	874	—	—	—	874
Balance, December 31, 2010	152,063,319	1,521	98,851	—	—	(94,657)	5,715
Net loss	—	—	—	—	—	(15,668)	(15,668)
Treco settlement	2,250,000	23	337	—	—	—	360
Conversion of $10M convertible promissory note	40,000,000	400	9,600	—	—	—	10,000
Debt discount recorded for options issued with convertible debt	—	—	1,932	—	—	—	1,932
Conversion of debt	—	—	(1,449)	—	—	—	(1,449)
Issuance of warrants	—	—	108	—	—	—	108
Stock based compensation	—	—	1,020	—	—	—	1,020
Issuance of stock in exchange for payment of interest on convertible debt	3,902,908	39	1,522	—	—	—	1,561
Assumption of liabilities by affiliate	12,000,000	120	2,880	—	—	—	3,000
Exercise of options	359,727	3	105	—	—	—	108
Purchase of treasury stock	—	—	—	(10)	—	—	(10)
Balance, December 31, 2011	210,575,954	$2,106	$114,906	$(10)	$—	$(110,325)	$6,677

F-4

xG TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2011	2010
Cash flows from operating activities
Net loss	$(15,668)	$(11,140)
Adjustments to reconcile net income to net cash provided by operating activities
Stock based compensation	1,020	874
Share-based consulting and other services	191	-
Release under stock subscription agreement	-	(1,000)
Depreciation and amortization	1,806	1,164
Impairment - inventories	341	601
Accretion of financing instruments	483	-
Amounts paid by affiliate on behalf of xG	517	-
Changes in assets and liabilities
Inventory	187	211
Prepaid expenses and other current assets	24	186
Accounts payable	199	(806)
Accrued expenses	3,292	2,198
Net cash used in operating activities	(7,608)	(7,712)

Cash flows from investing activities
Acquisition of property and equipment	(1,175)	(852)
Acquisition of intangible assets	(4,848)	(2,196)
Net cash used in investing activities	(6,023)	(3,048)

Cash flows from financing activities
Proceeds from convertible notes payable	13,656	4,210
Proceeds from issuance of common stock	-	1,500
Purchase of treasury stock	(10)	-
Proceeds from issuance of Warrants	26	-
Net cash provided by financing activities	13,672	5,710

Net decrease in cash	42	(5,050)
Cash, beginning of year	91	5,141
Cash, end of year	$133	$91

Supplemental cash flow disclosures of investing and financing activities
Settlement of stock subscription agreement	$-	$3,500
Conversion of notes payable	10,483	-
Stock issued to affiliate for assumption of liabilities	3,000	-
Stock issued as payment for interest on convertible notes	1,561	-
Stock issued in Treco settlement	360	-
Convertible debt issued in Treco settlement	2,000	-

F-5

1 - NATURE OF OPERATIONS

Description of Business

xG Technology, Inc. (the “Company”) is a Delaware corporation engaged in the development and commercialization of xMax, a carrier-class cognitive radio network system. xMax offers unique wireless capabilities to organizations in a wide variety of industries, including national defense and rural broadband, which represent the primary vertical markets that the Company is initially targeting.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation.

Concentrations of Credit Risk for Cash

The Company’s cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Inventory

Inventories are valued at the lower of cost or net realizable value determined on first-in-first out (“FIFO”) basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Costs in inventory are comprised of direct materials, direct labor and manufacturing overhead costs. The Company maintains a reserve for obsolescence and slow moving, defective or obsolete items as deemed necessary.

Intangible Assets

Capitalized software costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with GAAP. The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

Patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

F-6

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

Long lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No such events occurred in the years ending December 31, 2011 or 2010.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title as passed.

Research and Development Expenses

Research and development costs consisting primarily of salaries and related costs for technical and programming personnel, are expensed as incurred and were $4,288 and $5,420 for the years ended December 31, 2011 and 2010, respectively.

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files a U.S. federal and state income tax return. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2011 or 2010.

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, 2 - including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

F-7

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, the Company recognizes expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Treasury Stock

Shares of common stock repurchased are recorded at cost as treasury stock. When shares are reissued, the cost method is used for determining cost. In accordance with GAAP, the excess of the acquisition cost over the reissuance price of the treasury stock, if any, is recorded to) additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Earnings Per Share

Basic earnings per common share amounts are based on weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all potentially dilutive stock options, warrants and convertible stock, subject to anti-dilution limitations using the treasury stock method.  All such potentially dilutive instruments were anti-dilutive as of December 31, 2011 and 2010. At December 31, 2011 and 2010 approximately 45.4 million and 19.0 million options and warrants were anti-dilutive.

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. All debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

F-8

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$133,000	$-	$-	$133,000
Liabilities:
Convertible notes payable	$-	$-	$5,867,753	$8,883,000

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$91,000	$-	$-	$91,000
Liabilities:
Convertible notes payable	$-	$-	$2,694,400	$4,210,000

Recently Issued Accounting Principles

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")." Under ASU 2011-04, the guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in U.S. GAAP and in IFRSs and that their respective fair value measurement and disclosure requirements are the same. ASU 2011-04 is effective for public entities during interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The Company does not believe that the adoption of ASU 2011-04 will have a material impact on the Company's results of operation and financial condition.

F-9

3 - INVENTORIES, NET

Inventories consist of the following:

	December 31,
	2011	2010
Work-in-process	$-	$150,000
Finished goods	-	378,000
	$-	$528,000

4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

		December 31,
	Useful Life (years)	2011	2010
Cost:
Furniture and equipment	3-7 years	$1,970,000	$1,806,000
Hardware	4-5 years	2,239,000	1,228,000
		4,209,000	3,034,000
Accumulated depreciation:		(2,069,000)	(1,348,000)
Property and equipment, net		$2,140,000	$1,686,000

Depreciation of property and equipment amounted to $721,000 and $578,000 for the years ended December 31, 2011 and 2010, respectively.

5 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software Development Costs		Patents & Licenses
	Cost	A.A.	Cost	A.A.	Total
Balance as of December 31, 2009	$1,438,000	$-	$11,544,000	$(3,818,000)	$9,164,000
Additions	2,038,000	-	158,000	-	2,196,000
Impairments	-	-	-	-	-
Amortization	-	-	-	(586,000)	(586,000)
Balance as of December 31, 2010	3,476,000	-	11,702,000	(4,404,000)	10,774,000
Additions	4,499,000	-	349,000	-	4,848,000
Impairments	-	-	-	-	-
Amortization	-	(479,000)	-	(606,000)	(1,085,000)
Balance as of December 31, 2011	$7,975,000	$(479,000)	$12,051,000	$(5,010,000)	$14,537,000

Amortization of intangible assets amounted to $1,085,000 and $586,000 for 2011 and 2010, respectively.

F-10

6 - CONVERTIBLE NOTES PAYABLE

On July 6, 2010, the Company entered into a convertible promissory note (the “$1.5 million Convertible Note”) whereby the Company borrowed principal advances in the amount of $1.5 million from MB Technology Holdings, LLC (“MBTH”), a related party, with a maturity date of January 7, 2012. The $1.5 million Convertible Note was repayable at maturity or, in the event of an equity fund raising prior to maturity, convertible, at MBTH’s option, into shares in the Company at a price per share equivalent to the price paid by investors in such a capital raise. The note bore interest at a rate of 8% per year and was payable at maturity. Additionally, a facility fee of 2% was payable by the Company at maturity. The loan facility is secured against substantially all of the assets of the Company. As of December 31, 2010, the Company had drawn down the full $1.5 million of principal balance under the $1.5 million Convertible Note and accrued interest and fees totaled approximately $0.1 million.

On October 8, 2010, the Company entered into a convertible promissory note (the “$3.5 million Convertible Note”) whereby the Company borrowed principal advances in the amount of $3.5 million from MBTH. The $3.5 million Convertible Note was payable at maturity, April 7, 2012, on demand of MBTH or, in the event of an equity fund raising prior to maturity or demand, convertible, at MBTH's option, into shares at a price per share equivalent to the price paid by investors in such a capital raise, subject to a minimum of $0.25 per share and a maximum of $0.34 per share. The loan facility is secured against substantially all of the assets of the Company. As of December 31, 2010, the Company had drawn down $2.7 million of principal balance under the $3.5 million Convertible Note and accrued interest and fees totaled approximately $46,000.

On February 8, 2011, the outstanding principal balance of $5.0 million under the $1.5 million Convertible Note and $3.5 million Convertible Note and all accrued interest and fees of $500,000 were refinanced through a new $10 million convertible promissory note (the “February 2011 Convertible Note”) with MBTH. Under the February 2011 Convertible Note the Company borrowed principal advances in the amount of up to $10 million with a maturity date of August 7, 2012. Interest under the February 2011 Convertible Note was payable at maturity at the rate of 8% per annum, compounded monthly. Additionally, a facility fee of 2% was payable by the Company at maturity. The loan facility was secured against substantially all of the assets of the Company. The February 2011 Convertible Note was payable at maturity or earlier demand of MBTH and was convertible, at MBTH’s option, into shares at a price of:

a.	$0.25 per share provided that shareholders not affiliated or acting in concert with MBTH who hold the requisite majority of voting rights consented to the waiver of the mandatory take-over provisions of the Company’s Amended and Restated Certificate of Incorporation, or failing which;
b.	$0.10 per share subject to MBTH making a take-over offer of $0.10 per share to the holders of the Company’s shares not held by MBTH.

On March 10, 2011, the waiver specified in the financing arrangement was received and the conversion price was fixed at $0.25.

In connection with the $10 million Convertible Note, the Company issued MBTH options to subscribe for 10 million new shares of the Company at an exercise price of $0.50 per share and an additional 10 million new shares of the Company at an exercise price of $1.00 per share subject to the grant not triggering the Company’s mandatory take-over provisions. The options are exercisable for a period of five years following the grant. The Company recorded a debt discount of approximately $1.9 million for the value ascribed to the options issued in connection with the February 2011 Convertible Note using the following Black-Scholes inputs:

F-11

6 - CONVERTIBLE NOTES PAYABLE (Continued)

	February 8, 2011
Number of shares underlying the Options	10,000,000	10,000,000
Exercise price	$0.50	$1.00
Volatility	151%	151%
Risk-free interest rate	2.39%	2.39%
Expected dividend yield	0%	0%
Expected term (years)	5	5

The accretive interest recorded for the year ended December 31, 2011 is approximately $0.5 million. Upon conversion of the February 2011 Convertible Note, the Company recorded the remaining debt discount of approximately $1.5 million against additional paid in capital in accordance with GAAP.

On June 23, 2011, MBTH exercised its conversion right under its February 2011 Convertible Note and the principal balance of $9.0 million along with the accrued interest and fees of $1.0 million for a total of $10 million were converted into equity at $0.25 per share. Accordingly, the Company issued 40,000,000 shares to MBTH.

On May 19, 2011, the Company entered into a convertible promissory note (the “May 2011 Convertible Note”) whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into shares of the Company at a price of $0.75 per share. Interest is payable semi-annually in cash or shares, at the Company’s option, at the rate of 8% per year. Additionally, a facility fee of 2% is payable by the Company at maturity. The loan facility is secured against substantially all of the assets of the Company. On August 11, 2011, MBTH exercised its conversion right under the May 2011 Convertible Note for a partial conversion of approximately $1.6 million. Accordingly, the Company issued 3,902,908 shares to MBTH. As of December 31, 2011, the Company had drawn down $6.9 million of principal balance under the May 2011 Convertible Note.

On October 6, 2011, the Company entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco International, S.A. (“Treco”), a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into common shares of the Company at a price of $1.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at the Company’s option. As of December 31, 2011, $2 million of principal balance was outstanding under the $2 million Convertible Note.

7 - INCOME TAXES

The provision (benefit) for income taxes consists of the following:

December 31,
	2011	2010
Current tax provision
Federal	$-	$-
State	-	-
	-	-
Deferred tax provision
Federal	-	-
State	-	-
	-	-
Income tax provision	$-	$-

F-12

7 - INCOME TAXES (Continued)

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	December 31,
	2011	2010
Statutory Federal income tax (benefit) rate	(35)%	(35)%
State and local taxes net of Federal (benefit)	(3.63)%	(3.63)%
Permanent differences	2.59%	3.05%
Valuation allowance	36.04%	35.58%
Effective tax rate	0%	0%

There were no significant uncertain tax positions taken, or expected to be taken, in a tax return that would be determined to be an unrecognized tax benefit taken or expected to be taken in a tax return that should have been recorded on the Company’s financial statements for the years ended December 31, 2011 or 2010.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2011	2010
Deferred tax assets
Net operating loss carryforwards	$36,666,000	$31,550,000
Research and development tax credit carryforwards	1,186,000	1,186,000
Accrued expenses	531,000	-
Total deferred tax asset	38,383,000	32,736,000
Valuation allowance	(38,383,000)	(32,736,000)
	$-	$-

Net operating losses (“NOL”) of approximately $95 million will expire beginning in 2027 for federal and state purposes. The Company also has research and development credits of approximately $1.2 million which will begin to expire in 2027.

Realization of the NOL carryforwards and other deferred tax temporary differences is contingent on future taxable earnings. The Company’s deferred tax asset was reviewed for expected utilization using a “more likely than not” approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a valuation allowance has been recorded against the Company’s deferred tax asset, as it was determined based upon past and present losses that it was “more likely than not” that the Company’s deferred tax assets would not be realized. The valuation allowance was increased to the full carrying amount of the Company’s deferred tax assets.  In future years, if the deferred tax assets are determined by management to be “more likely than not” to be realized, the recognized tax benefits relating to the reversal of the valuation allowance as of December 31, 2011 will be recorded. The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately as such time when it is determined that the “more likely than not” criteria is satisfied The federal and state tax returns for the years ending December 31, 2008, 2009 and 2010 are currently open.

F-13

8 - EQUITY

(a)	Stock Options – Equity Incentive Plans:

The Company’s stock option plans provide for the grant of options to purchase shares of common stock to officers, directors, other key employees and consultants. The purchase price may be paid in cash or “net settled” in shares of the Company’s common stock. In a net settlement of an option, the Company does not require a payment of the exercise price of the option from the optionee, but reduces the number of shares of common stock issued upon the exercise of the option by the smallest number of whole shares that has an aggregate fair market value equal to or in excess of the aggregate exercise price for the option shares covered by the option exercised. Options generally vest over a three year period from the date of grant and expire ten years from the date of grant.

A summary of the Company’s historical stock option plan activity as of December 31, 2011 is as follows:

Plan Name	Options Authorized	Options Granted	Shares Exercised	Shares Forfeited / Expired	Options Outstanding
2004	5,000,000	5,000,000	2,361,111	100,000	2,538,889
2005	5,000,000	5,000,000	350,000	2,050,000	2,600,000
2006	11,000,000	10,855,000	220,641	2,191,859	8,442,500
2007	1,000,000	900,000	-	150,000	750,000
2009	10,000,000	9,785,000	328,332	401,667	9,055,001
Total	32,000,000	31,540,000	3,260,084	4,893,526	23,386,390

Under ASC 718, the weighted average grant date fair value of options granted was $0.25 and $0.33 for options granted in 2011 and 2010, respectively. Each option is estimated on the date of grant, using the Black-Scholes model and the following assumptions (all in weighted averages):

	2011	2010
Exercise price	$0.24	$0.25
Volatility	152%	138%
Risk-free interest rate	2.11%	2.03%
Expected dividend yield	0%	0%
Expected term (years)	6.0	6.0

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the option. The expected term for employees represents the period of time that options granted are expected to be outstanding using the simplified method, for non-employee options the expected term is the full term of the option. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

A summary of the status of the Company’s stock option plans for the years ended December 31, 2011 and 2010 is as follows:

F-14

8 - EQUITY (Continued)

	Number of Options (in Shares)	Weighted Average Exercise Price
Options Outstanding January 1, 2010	16,493,889	$1.68
Granted	1,901,500	0.33
Exercised	-	-
Forfeited or Expired	900,000	2.24
Options outstanding, December 31, 2010	17,495,389	1.50
Exercisable, December 31, 2010	14,928,056	$1.68

Options Outstanding, January 1, 2011	17,495,389	$1.50
Granted	6,936,000	0.25
Exercised	328,332	0.20
Forfeited or Expired	716,667	2.52
Options outstanding, December 31, 2011	23,386,390	1.12
Exercisable, December 31, 2011	15,530,501	$1.54

Summary information regarding the options outstanding and exercisable at December 31, 2011 is as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable (in shares)	Weighted Average Exercise Price
$0.03 - 0.23	6,920,334	9.19	$0.22	352,223	$0.18
0.23 - 0.68	6,868,556	4.10	0.40	5,799,111	0.40
1.00 - 2.00	8,655,000	4.22	1.96	8,436,667	1.98
3.50 - 7.88	942,500	5.02	5.14	942,500	5.14
	23,386,390			15,530,501

Under the provisions of ASC 718, the Company recorded approximately $924,000 and $776,000 of stock based compensation expense for the years ended December 31, 2011 and 2010, respectively. Stock based compensation for employees was approximately $701,000 and $594,000 and stock based compensation expense for non-employees was approximately $223,000 and $182,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, there was approximately $1.5 million and $0.9 million, respectively, of unrecognized compensation cost related to non-vested options under the plans.

(b)	Warrants and Options:

The Company has issued warrants and options, outside of the equity incentive plans, at exercise prices equal to or greater than market value of the Company’s common stock at the date of issuance. The Company recorded approximately $96,000 and $98,000 of stock based compensation expense relating to warrants issued for the years ended December 31, 2011 and 2010, respectively. A summary of the warrant and option activity is as follows:

F-15

8 - EQUITY (Continued)

	Number of Options/ Warrants (in Shares)	Weighted Average Exercise Price
Warrants / Options Outstanding January 1, 2010	-	$-
Granted	1,520,633	0.11
Exercised	-	-
Forfeited or Expired	-	-
Warrants / Options Outstanding, December 31, 2010	1,520,633	0.11
Exercisable, December 31, 2010	0	$0.00

Warrants / Options Outstanding, January 1, 2011	1,520,633	$0.11
Granted	20,500,000	0.74
Exercised	-	-
Forfeited or Expired	-	-
Warrants / Options Outstanding, December 31, 2011	22,020,633	0.71
Exercisable, December 31, 2011	20,500,000	$0.74

Summary information regarding the warrants and options as of December 31, 2011 is as follows:

Exercise Price	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)
$0.23	500,000	3.28
$0.34	1,520,633	5.35
$0.50	10,000,000	4.10
$1.00	10,000,000	4.10

Under ASC 505, warrants with vesting conditions that are akin to an option with a non-employee is estimated on the date of grant and adjusted to market at each period close using the Black-Scholes model the following are the weighted average assumptions used during the years ended December 31:

	2011	2010
Exercise price	$0.30	$0.34
Volatility	160%	137%
Risk-free interest rate	.65%	2.01%
Expected dividend yield	0%	0%
Expected term (years)	3.99	5.4

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the option. The expected term for employees represents the period of time that options granted are expected to be outstanding using the simplified method, for non-employee options the expected term is the full term of the option. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

(c)	Stock repurchase plan:

On March 23, 2011, the Company’s Board of Directors authorized a share repurchase program to repurchase a total of up to one million in value of common stock up to such number of shares as represents 10% of the Company’s issued and outstanding share capital. The program expired on March 29, 2012.

F-16

9 - RETIREMENT PLAN

The Company has a 401(k) plan for all full–time employees who have attained the age of 21 and completed 90 days. The Company does not provide any match for the 401(k).

10 - COMMITMENTS

The Company's office rental, deployment sites and warehouse facilities expenses aggregated approximately $303,000 and $258,000 of which approximately $161,000 and $119,000 was capitalized during the years ended December 31, 2011 and 2010, respectively. The leases will expire on different dates from 2012 through 2016. Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

Year Ending December 31,
2012	$326,000
2013	303,000
2014	291,000
2015	285,000
2016	119,000
$1,324,000

11 - RELATED PARTY TRANSACTIONS

MBTH

As of December 31, 2011 MBTH owned approximately 55% of the Company’s outstanding shares, which represents a controlling interest. The Company has entered into several convertible notes with MBTH during 2011 and 2010 refer to Note 7 - Convertible Notes Payable.

Effective July 1, 2011, by agreement of a committee of the Directors who were not interested in MBTH, the Company entered into an arrangement with MBTH whereby MBTH assumed certain liabilities of the Company including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ending June 30, 2012, subject to extension. In consideration for this agreement, the Company issued MBTH 12 million shares on June 23, 2011 at a price of $0.25 per share for proceeds of $3 million.

Mooers Branton & Co. Incorporated

On March 2, 2006, the Company entered into a management agreement (the “Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The Management Agreement was effective January 1, 2006. The Company incurred fees related to the Management Agreement of $960,000 million in each of the years ended December 31, 2011 and 2010 of which $482,000 was assumed by MBTH in the year ended December 31, 2011. Included in accounts payable at December 31, 2010 was $80,000 relating to the management fees. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton.

Wennberg Industries AB

The Company had a consulting agreement with Wennberg Industries AB (“WIAB”) which is wholly owned by Mats Wennberg, a Director of the Company. During each of the years ended December 31, 2011 and 2010, the Company incurred consulting fees of $40,000 and $81,000, respectively. The agreement was terminated effective January 31, 2012.

F-17

11- RELATED PARTY TRANSACTIONS (Continued)

Treco

The Company and Treco entered into an agreement (the “original agreement”) whereby Treco was to purchase a certain number of base stations and deploy the base stations in territories throughout the United States of America. In consideration for the original agreement, Treco provided a down payment of $6 million ($4.5 million in 2009 and $1.5 million in 2010). In 2009, Ceinwen Lloyd, Chief Executive Officer of Treco International S.A. (“Treco”), was appointed as a Non-Executive Director of the Company. During 2010, the Company entered into agreements with Treco to reacquire the rights to deploy infrastructure in the United States of America. As of December 31, 2010, the Company had an accrual of $2.4 million for the estimated outcome of the potential settlement which was included in accrued expenses.

On April 5, 2011, the Company entered into a Settlement Agreement whereby the original agreement was terminated. Under the settlement agreement, all receivables from Treco amounting to $23.4 million were forgiven. Furthermore, the Company issued Treco 2,250,000 shares and a promissory note in the principal amount of $2 million (see Note 7 - Convertible Notes Payable).

12 - CONTINGENCIES

On November 16, 2009, the Company filed a claim in the United States District Court for the Southern District of New York against Spartan Mullen et Cie, S.A. (“Spartan Mullen”), Spartan Mullen Chimay, Ltd (“Spartan Mullen Chimay”), Chimay Capital Management International LLC (“Chimay Capital Management”), Chimay Capital Management Inc. (“CCMI”) and Guy Albert de Chimay (“Guy de Chimay) (collectively the “Defendants”), alleging breach of a Securities Purchase and Option Agreement (the “Purchase Agreement”) entered into on April 21, 2009 between the Company and Spartan Mullen.

Under the Purchase Agreement, Spartan Mullen was required to subscribe for 2,000,000 shares in the Company at $3.00 per share for a total subscription price of $6 million. Under a Notice of Option under the Purchase Agreement, on July 30, 2009, Spartan Mullen agreed to subscribe for a further 1 million shares of the Company at a $4.00 per share for a total subscription price of $4 million. Of the aggregate $10 million subscription price under the Purchase Agreement, Spartan Mullen has only remitted $1 million leaving a total of $9 million due under the Purchase Agreement.

On July 15, 2010, the Court provided judgment in the Company’s favor against Spartan Mullen in the total amount of $8.6 million with post judgment interest. During 2010, the Company recognized the $1 million received in other income.

The Company is subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows.

13 - SUBSEQUENT EVENTS

Sale of xMax market exclusivity

In December of 2011, the Company and Care21 Limited ("Care21") entered into the xMax Market Exclusivity Agreement (the "Agreement"). The agreement called for successive payments in the aggregate of $15 million beginning on the date the Agreement was executed and concluding during 2013. The Agreement grants Care21 exclusive use of xG’s xMax technology within certain counties in the state of Florida. As of December 31, 2011, the Company received the first payment under the Agreement of $440,000 which is included in Accrued expenses and other current liabilities. As of the date of filing, Care21 remains in default under the obligations of the Agreement as the $6.7 million payable to the Company under the Agreement as of the date of filing has not yet been received. The Company is not expecting to receive any further monies under the Agreement.

F-18

13 - SUBSEQUENT EVENTS (Continued)

Private placements

The Company received $400,000 in private placements during 2012 from various investors.

Convertible notes payable

The Company drew down an additional $9,356,000 on the MBTH convertible notes during 2012 to finance operating activities of the Company and accrued additional interest and fees of $978,000. The total outstanding principal balance at the December 19,2012 was $16,238,504 with total accrued interest of $1,104,944 for a total liability of $17,343,448 to MBTH related to the convertible notes. The Company is currently in negotiations with the lender to increase the principal amount of the note, as of December 19, 2012 no formal agreements had been executed

Cancellation of Allenby Capital Limited Warrant

 Pursuant to an agreement with Allenby Capital Limited, warrants issued to Allenby Capital Limited upon inception of engagement and granted under a warrant instrument dated May 14, 2010 were to be performance based. Pursuant to a mutual agreement with the Company, these warrants will not be exercised and have been cancelled.

Revenue contracts signed in 2012

The Company announced that it has received new purchase orders, for an estimated $7.4 million, from the following rural telecommunications providers: Northeast Florida Telephone Company, Inc. a MacClenny, Florida-based provider of local phone long distance, Internet services and telephone equipment, Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKanDial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); and Walnut Hill Telephone Company (based in Arkansas) (together, the “Providers”). The orders, in aggregate, consist of $5.25 million for xMax cognitive radio networking equipment, including xMax wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.14 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company and a substantial shareholder of Townes Tele-Communications and the parent company of the Providers, the entry by the Company into the equipment purchase agreements and engineering services agreements with the Providers is considered to be related party transactions.

F-19

xG TECHNOLOGY, INC.

September 30, 2012 and September 30, 2011

TABLE OF CONTENTS

Page

Financial Statements

Balance Sheets	F-21

Statements of Operations	F-22

Statements of Cash Flows	F-23

Notes to Financial Statements	F-24

F-20

xG TECHNOLOGY, INC.
BALANCE SHEETS
AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	Unaudited
	9/30/2012	12/31/2011
ASSETS
Current assets
Cash	$146	$133
Prepaid expenses and other current assets	32	44
Due from related party	-	1,500
Total current assets	178	1,677

Property and equipment, net	1,923	2,140
Intangible assets, net	17,540	14,537
Total assets	$19,641	$18,354

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities

Accounts payable	$773	$686
Accrued expenses and other current liabilities	2,838	2,108
Due to related party	632	-
Total current liabilities	4,243	2,794

Convertible notes payable	16,409	8,883
Total liabilities	20,652	11,677

Commitments

Stockholders' equity (deficit)
Series A Convertible Preferred Stock - $0.01 par value per share:
Authorized - 25,000,000 shares;
Issued - zero	-	-
Common stock - $0.01 par value per share
Authorized – 250,000,000; Issued and Outstanding 211,228,898 and 210,535,954	2,112	2,106
Additional paid in capital	116,076	114,906

Accumulated deficit	(119,177)	(110,325)
Treasury stock, at cost	(22)	(10)

Total stockholder's equity (deficit)	(1,011)	6,677
Total liabilities and stockholders' equity (deficit)	$19,641	$18,354

F-21

xG TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDING SEPTEMBER 30

	September	September
	30, 2012	30, 2011

Revenue	$-	$150
Cost of sales	-	(50)
Gross profit	-	100

Operating expenses
General and administrative	4,060	3,790
Research and development	1,915	3,118
Stock based compensation	613	765
Amortization and depreciation	1,440	1,355
Total operating expenses	8,028	9,028

Total operating loss	(8,028)	(8,928)

Other income (expense)
Interest expense, net	(822)	(1,748)
Impairment - inventories	-	(170)
Total other income (expense)	(822)	(1,918)

Loss before income tax provision	(8,850)	(10,846)

Income tax provision	-	-
Net loss	$(8,850)	$(10,846)

Basic net loss per share	(0.04)	(0.06)
Weighted average number of shares outstanding basic and diluted	210,981	170,790

F-22

xG TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2012 AND 2011

	September 30, 2012	September 30, 2011
Cash flows from operating activities
Net loss	$(8,850)	$(10,846)
Adjustments to reconcile net income to net cash provided by operating activities
Stock based compensation	613	765
Share-based consulting and other services	70	191
Depreciation and amortization	1,440	1,355
Impairment - inventories	-	170
Accretion of financing instruments	-	483
Amounts paid by affiliate on behalf of xG	2,132	266
Changes in assets and liabilities
Prepaid expenses and other current assets	12	(5)
Due from related party	-	176
Accounts payable	87	338
Accrued expenses	820	(1,963)
Due to related party	-	2,000
Net cash used in operating activities	(3,676)	(7,070)
Cash flows from investing activities
Acquisition of property and equipment	(273)	(994)
Acquisition of intangible assets	(3,954)	(3,743)
Net cash used in investing activities	(4,227)	(4,737)
Cash flows from financing activities
Proceeds from convertible notes payable	7,526	11,826
Proceeds from issuance of common stock	400	-
Purchase of treasury stock	(12)	(10)
Proceeds from exercise of options	3	-
Proceeds from issuance of Warrants	-	26
Net cash provided by financing activities	7,917	11,842
Net increase in cash	14	35
Cash, beginning of period	133	91
Cash, end of period	$147	$126
Supplemental cash flow disclosures of investing and financing activities	14	(2,311)
Conversion of notes payable	$-	$10,483
Stock issued to affiliate for assumption of liabilities	-	3,000
Stock issued as payment for interest on convertible notes	90	1,561
Stock issued in Treco settlement	-	360

F-23

xG TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1 - NATURE OF OPERATIONS

Description of Business

xG Technology, Inc. (the “Company”) is a Delaware corporation engaged in the development and commercialization of xMax, a carrier-class cognitive radio network system. xMax offers unique wireless capabilities to organizations in a wide variety of industries, including national defense and rural broadband, which represent the primary vertical markets that the Company is initially targeting.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Accounting Policies

There have been no material changes during the nine months ended September 30, 2012 in the Company’s significant accounting policies to those previously disclosed in the Company’s Annual Report the year ended December 31, 2011.

Recently Issued Accounting Principles

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")." Under ASU 2011-04, the guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in U.S. GAAP and in IFRSs and that their respective fair value measurement and disclosure requirements are the same. ASU 2011-04 is effective for public entities during interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The Company does not believe that the adoption of ASU 2011-04 will have a material impact on the Company's results of operation and financial condition.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

		September 30,	December 30
	Useful Life (years)	2012	2011
Cost:
Furniture and equipment	3-7 years	$1,970,000	$1,970,000
Hardware	4-5 years	2,512,000	2,239,000
		4,482,000	4,209,000
Accumulated depreciation:		(2,559,000)	(2,069,000)
Property and equipment, net		$1,923,000	$2,140,000

Depreciation of property and equipment amounted to $490,000 and $541,000 for the nine months ending September 30, 2012 and 2011, respectively.

F-24

3 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software Development			Patents & Licenses
	Costs	AA	Cost	AA	Total

Balance as of December 31, 2011	$7,975,000	$(479,000)	$12,051,000	$(5,010,000)	$14,537,000
Additions	3,750,000	-	204,000	-	3,954,000
Impairments
Amortization	-	(494,000)	(456,000)	-	(950,000)
Balance as of September 30, 2012	$11,725,000	$(973,000)	$12,255,000	$(5,466,000)	$17,540,000

Amortization of intangible assets amounted to $950,000 and $814,000 for the nine months ending September 30, 2012 and 2011, respectively.

4 - CONVERTIBLE NOTES PAYABLE

On May 19, 2011, the Company entered into a convertible promissory note (the “May 2011 Convertible Note”) whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into shares of the Company at a price of $0.75 per share. Interest is payable semi-annually in cash or shares, at the Company’s option, at the rate of 8% per year. Additionally, a facility fee of 2% is payable by the Company at maturity. The loan facility is secured against substantially all of the assets of the Company. On August 11, 2011, MBTH exercised its conversion right under the May 2011 Convertible Note for a partial conversion of approximately $1.6 million. Accordingly, the Company issued 3,902,908 shares to MBTH. As of September 30, 2012, the Company had drawn down $14.4 million of principal balance under the May 2011 Convertible Note.

On October 6, 2011, the Company entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco International, S.A. (“Treco”), a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into common shares of the Company at a price of $1.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at the Company’s option. As of September 30, 2012, $2 million of principal balance was outstanding under the $2 million Convertible Note.

5 - COMMITMENTS

The Company's office rental, deployment sites and warehouse facilities expenses aggregated approximately $207,000 and $199,000 of which approximately $95,000 and $121,000 was capitalized during the nine months ended September 30, 2012 and 2011, respectively. The leases will expire on different dates from 2012 through 2016. Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

Nine Months Ending September 30, 2012,
2013	$168,000
2014	179,000
2015	186,000
2016	166,000
2017	0
$699,000

F-25

6 - RELATED PARTY TRANSACTIONS

MBTH

As of September 30, 2012 MBTH owned approximately 55% of the Company’s outstanding shares, which represents a controlling interest. The Company has entered into a convertible notes with

MBTH during 2011 refer to Note 5 - Convertible Notes Payable. Effective July 1, 2011, by agreement of a committee of the Directors who were not interested in MBTH, the Company entered into an arrangement with MBTH whereby MBTH assumed certain liabilities of the Company including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ending June 30, 2012, subject to extension. In consideration for this agreement, the Company issued MBTH 12 million shares on June 23, 2011 at a price of $0.25 per share for proceeds of $3 million. MBTH continues to pay certain costs and from July 1, 2012 to November 30, 2012, MBTH paid $0.9 million on behalf of the Company.

Mooers Branton & Co. Incorporated

On March 2, 2006, the Company entered into a management agreement (the “Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The Management Agreement was effective January 1, 2006. The Company incurred fees related to the Management Agreement of $720,000 for the nine months ended September 30, 2012 and 2011 of which $720,000 and $240,000 was assumed by MBTH in the nine months ended September 30, 2012 and 2011. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton.

Treco

See Note 5 - Convertible Notes Payable.

7 - CONTINGENCIES

On November 16, 2009, the Company filed a claim in the United States District Court for the Southern District of New York against Spartan Mullen et Cie, S.A. (“Spartan Mullen”), Spartan Mullen Chimay, Ltd (“Spartan Mullen Chimay”), Chimay Capital Management International LLC (“Chimay Capital Management”), Chimay Capital Management Inc. (“CCMI”) and Guy Albert de Chimay (“Guy de Chimay) (collectively the “Defendants”), alleging breach of a Securities Purchase and Option Agreement (the “Purchase Agreement”) entered into on April 21, 2009 between the Company and Spartan Mullen.

Under the Purchase Agreement, Spartan Mullen was required to subscribe for 2,000,000 shares in the Company at $3.00 per share for a total subscription price of $6 million. Under a Notice of Option under the Purchase Agreement, on July 30, 2009, Spartan Mullen agreed to subscribe for a further 1 million shares of the Company at a $4.00 per share for a total subscription price of $4 million. Of the aggregate $10 million subscription price under the Purchase Agreement, Spartan Mullen has only remitted $1 million leaving a total of $9 million due under the Purchase Agreement.

On July 15, 2010, the Court provided judgment in the Company’s favor against Spartan Mullen in the total amount of $8.6 million with post judgment interest. During 2010, the Company recognized the $1 million received in other income.

F-26

The Company is subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows.

8 - SUBSEQUENT EVENTS

Convertible notes payable

The Company drew down $1,974,000 on the MBTH convertible notes during 2012 to finance operating activities of the Company and accrued additional interest and fees of $978,000. The total outstanding principal balance at the December 19, 2012 was $16,238,504 with total accrued interest of $1,104,944 for a total liability of $17,343,448 to MBTH related to the convertible notes. The Company is currently in negotiations with the lender to increase the principal amount of the note, as of December 19, 2012 no formal agreements had been executed.

Revenue contracts signed in 2012

The Company announced that it has received new purchase orders, for an estimated $7.4 million, from the following rural telecommunications providers: Northeast Florida Telephone Company, Inc. a MacClenny, Florida-based provider of local phone long distance, Internet services and telephone equipment, Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKanDial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); and Walnut Hill Telephone Company (based in Arkansas) (together, the “Providers”). The orders, in aggregate, consist of $5.25 million for xMax cognitive radio networking equipment, including xMax wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.14 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company and a substantial shareholder of Townes Tele-Communications and the parent company of the Providers, the entry by the Company into the equipment purchase agreements and engineering services agreements with the Providers is considered to be related party transactions.

F-27

PROSPECTUS

Through and including _____________, 2013 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution.

The expenses (other than underwriting discounts and expenses) payable by us in connection with this offering are as follows:

Amount
SEC registration fee	$2,046
FINRA fee
NASDAQ listing fee
Printing and mailing expenses
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Miscellaneous
Total expenses

All expenses are estimated except for the SEC fee, the FINRA fee and the NASDAQ listing fee.

ITEM 14.  Indemnification of Directors and Officers.

The Delaware General Corporation Law and certain provisions of our certificate of incorporation and bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities.  A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our certificate of incorporation, bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe their actions were unlawful.  Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

100

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action.  In such actions, unless the court determines otherwise, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable to the corporation.

Indemnification may also be granted pursuant to the terms of agreements which we are currently party to with each of our directors and executive officers, agreements which we may enter into in the future or pursuant to a vote of stockholders or directors.  Delaware law and our certificate of incorporation also grant the power to us to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  There is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

ITEM 15.  Recent Sales of Unregistered Securities.

During the last three completed fiscal years and to date in the current fiscal year, we sold the following unregistered securities:

Capital Raise	# Of Shares

Conversion of $2 million in aggregate amount of Series A Convertible Preferred Stock	753,344	May 14, 2009
Placement of shares for cash at $0.34 per share, including 3,676,470 shares to MB Merchant Group for $1,250,000, and 147,058 shares to each of Mats Wennberg and Wennberg Industries for a total of $100,000	4,768,822	December 11, 2009
Placement of shares for cash at $0.34 per share to Treco for $5,000,000	14,705,882	May 17, 2010
Issue of new shares to Treco pursuant to Settlement Agreement	2,250,000	April 14, 2011
Conversion of MBTH Convertible Loan $10 million	40,000,000	June 23,2011
Options exercised - Jeffrey Reynolds	3,965	August 2, 2011
Payment of interest until 7/31/11 in stock	3,902,908	August 15, 2011
Assumption of liabilities by MBTH for $3M at $0.25 each	12,000,000	August 15, 2011
First Columbus - Joint Broker	48,425	September 23, 2011
Employment Agreement – Jerry O’Brien	55,300	September 23, 2011
Options exercised - Rick Rotondo, Pertti Alapuranen and Scott Garlington	139,924	September 28, 2011
Employment Agreement – Jerry O’Brien	20,000	October 21, 2011
Options exercised - Pertti Alapuranen and Scott Garlington	92,113	December 23, 2011
Employment Agreement – Jerry O’Brien	27,500	January 16, 2012
Placement of shares @$1.00 each – Jean-Marc Jefferson, Yaseen Khan, and Philippa Juul	400,000	March 20, 2012
Employment Agreement – Jerry O’Brien	27,500	April 23, 2012
Payment of interest on $2m promissory note to Treco in stock @ $0.575	156,522	May 2, 2012
Options exercised - Kevin Zern	14,772	July 30, 2012
Employment Agreement – Jerry O’Brien	26,650	August 13, 2012
Payment of interest on $2m promissory note to Treco in stock @ $0.45	200,000	October 8, 2012
Options exercised - Sarvesh Kumar	8,332	October 18, 2012
Employment Agreement – Jerry O’Brien	30,900	November 13, 2012

101

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act or Regulation S promulgated under the Securities Act. The recipients of securities in some but not all such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  Exhibits and Financial Statement Schedules.

(a)	The exhibits listed under the caption Exhibit Index” following the signature page are filed herewith or incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  Undertakings.

(a)	Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

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(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(h)          Request for Acceleration of Effective Date or filing of registration statement becoming effective upon filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sarasota, Florida, on __, 2013.

xG TECHNOLOGY, INC.
(Registrant)

By:

 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

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EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.*	Form of Underwriting Agreement.
3.*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be adopted.
3.*	Form of Amended and Restated Bylaws of the Registrant to be adopted.
4.*	Form of Common Stock Certificate.
5.*	Form of Opinion from legal counsel to the Registrant, with respect to the legality of securities being registered.

Material contracts †

6.*	Form of Employment Agreement to be entered into between the Company and CEO.
7.	Subsidiaries of the Registrant - None.
8.*	Consent of Friedman, LLP.
9.*	Consent of legal counsel (see Exhibit 5)
10.*	Powers of Attorney
11.*	Consent of Directors

* Denotes to be filed by amendment

† Confidential treatment requested as to certain portions of this exhibit. Such portions have been redacted and submitted separately to the SEC.

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